10/5

05011672

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paul Y-ITC Construction Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

FILE NO. 82- 4817 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10-6-05

PAUL Y.
ITC

Paul Y. - ITC Construction Holdings Limited



Annual Report 2005

CONTENTS

FINANCIAL HIGHLIGHTS

	2005 HK$' million	2004 HK$' million	% Change
Turnover			
Company and subsidiary companies	3,588.0	3,382.5	+6%
Earnings (loss) before interest and taxation			
Company and subsidiary companies	53.6	(77.2)	+169%
Gain on disposal and dilution of interests in associates	519.9	152.8	+240%
Share of associates and jointly controlled entities	80.5	142.8	-44%
Impairment loss on interest in an associate	(182.0)	0.0	N/A
Gain on partial disposal of subsidiaries	68.0	0.0	N/A
Total earnings before interest and taxation (EBIT)	540.0	218.4	+147%
Finance costs	(6.3)	(9.8)	-36%
Profit before taxation	533.7	208.6	+156%
Taxation	(11.8)	(45.7)	-74%
Profit before minority interests	521.9	162.9	+220%
Minority interests	1.0	0.7	+43%
Profit for the year	522.9	163.6	+220%

Shares outstanding (million)	1,369.2	1,345.2	+2%
Net asset value per share (HK$)	2.32	2.06	+13%
Earnings per share (HK$)	0.386	0.146	+164%
Dividend per share (HK$)	0.730	0.315	+132%

Total assets	7,111.3	4,862.3	+46%
Quick assets	3,726.8	2,131.5	+75%
Net current assets	2,073.3	895.3	+132%
Shareholders' funds	3,179.8	2,770.9	+15%

Current ratio	2.07	1.59	+30%
Quick ratio	1.93	1.41	+37%
Gearing ratio	0.26	0.20	+30%
Long term debt/equity ratio	0.17	0.19	-10%

Turnover (HK$' billion)


10.8
5.3
3.6
3.4
3.6
01
02
03
04
05

Total Assets (HK$' billion)


6.2
6.2
4.9
4.9
7.1
01
02
03
04
05

Gearing Ratio


0.41
0.43
0.29
0.20
0.26
01
02
03
04
05

	2005 HK$' million	2004 HK$' million	% Change
Turnover by Activity			
Building construction	2,227.5	2,421.8	-8%
Civil engineering	683.6	463.4	+48%
Specialist works	336.6	448.9	-25%
Property investment	69.0	48.4	+43%
Treasury investment	271.3	–	N/A
Total	**3,588.0**	**3,382.5**	**+6%**
EBIT by Activity			
Building construction	46.4	(35.0)	+233%
Civil engineering	15.3	(5.6)	+373%
Specialist works	10.2	–	N/A
Engineering & infrastructure	673.8	345.5	+95%
Property investment	22.9	14.9	+54%
Treasury investment	8.2	–	N/A
	776.8	319.8	+143%
Others	(236.8)	(101.4)	-134%
Total	**540.0**	**218.4**	**+147%**

Turnover by Activity


Treasury investment 7.6%
Property investment 1.9%
Specialist works 9.4%
Civil engineering 19.0%
Building construction 62.1%

EBIT by Activity


Treasury investment 1.1%
Property investment 2.9%
Engineering & infrastructure 86.7%
Building construction 6.0%
Civil engineering 2.0%
Specialist works 1.3%

Board of Directors

Chow Ming Kuen, Joseph *OBE, JP (Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman and Managing Director)*
Chan Fut Yan
Chau Mei Wah, Rosanna
Cheung Hon Kit
Chan Kwok Keung, Charles
Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest
Chan Shu Kin

Secretary

Wong Lai Kin, Elsa

Solicitors

Herbert Smith *(Hong Kong)*
Richards Butler *(Hong Kong)*
Conyers Dill & Pearman *(Bermuda)*

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

Bank of China (Hong Kong) Limited
China Construction Bank
The Hongkong and Shanghai Banking Corporation Limited
BNP Paribas
CITIC Ka Wah Bank Limited
DBS Bank (Hong Kong) Limited

Registered Office

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal Place of Business

31/F, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong
Tel : (852) 2831 8338
Fax: (852) 2833 1030

Principal Share Registrars and Transfer Office

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars and Transfer Office

Secretaries Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Website

http://www.pyitc.com

Stock Code

Hong Kong Stock Exchange	498
Reuters	0498.HK
Bloomberg	498 HK
ADR Level 1 Programme	PYCHY

Dear Shareholders,

It is my pleasure to present to you the annual report of Paul Y. – ITC Construction Holdings Limited for the financial year ended 31st March, 2005.

The Company recorded solid financial results for the year, with profit after tax rising by 220% to approximately HK$523 million and earnings per share rising by 164% to HK38.6 cents per share. We have also declared very attractive total cash dividends of HK$0.73 per share to our shareholders.

This has been a year of transformation of your Group. Following the divestment of Downer, our engineering and construction service businesses will be conducted solely through Paul Y Engineering Group Limited which is pursuing growth strategy in different geographical markets with a primary focus on management contracting and facilities management in Mainland China.

Over the past four years, the Group has achieved a complete re-positioning of its core businesses. It is now in a net cash position to focus on the rapidly developing ports and infrastructure sector in Mainland China and looks forward to attractive growth prospects driven by the sector.

The Yangkou Port project is in line with the Group's strategy of focusing on ports targeting commodities such as oil and gas, coal, minerals and chemicals. While continuing with the development of this deep-sea port project, the Group intends to acquire mature bulk handling river ports in order to build up a complete trans-shipment network on the Yangtze River to complement the same. It is anticipated that substantial amount of the Group's resources will be deployed to support this new core focus.

To signify the new business focus of the Group, subject to shareholders' approval at the forthcoming annual general meeting the Company's name will be changed to "PYI Corporation Limited", with the adoption of the Chinese name "保華集團有限公司" for identification purpose.

The Board has also initiated reform to enhance its independence. On 22nd July 2005, Dr. Chan Kwok Keung, Charles stepped down as Chairman and was succeeded by myself; whereas Mr. Chan Fut Yan stepped down as Managing Director and was succeeded by Mr. Lau Ko Yuen, Tom. Three existing executive directors, namely Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit and a non-executive director, Mr. Cheung Ting Kau, Vincent will retire at the Company's forthcoming annual general meeting. They have all informed the Board of their intention not to seek, and do not offer themselves for, re-election.

As the new Chairman, I am entrusted with the important task of initiating and implementing such further measures to strengthen an independently governed board and to align the Group with prevailing corporate governance practices and standards.

Corporate governance is a continuous process which calls for dedicated efforts and timely response to evolving changes and developments in regulations and practices. Setting it as one of our priorities, the Group is committed to developing and maintaining sound and sensible corporate governance practices and standards appropriate with its growth.

I would like to take this opportunity to express my appreciation to Dr. Charles Chan and Mr. Chan Fut Yan for their tremendous leadership of the Company as Chairman and Managing Director respectively since 1993, and to the retiring directors for their valuable contribution to the Company throughout the past years. I would also like to thank shareholders for their support, the management and staff for their dedicated efforts and loyalty as well as the Group's clients, consultants and partners for all their valuable assistance offered during this past year.

Yours faithfully,

Dr. Chow Ming Kuen, Joseph *OBE, JP*
Chairman

Hong Kong, 22nd July, 2005

Review of financial performance and position

For the year ended 31st March, 2005, the Group recorded a consolidated turnover of approximately HK$3,588 million (2004: HK$3,382 million), representing an increase of approximately 6% when compared with that of last year. The increase was mainly attributable to the increase of the Group's business in treasury investment.

Construction contracts with thin margin resulting from the residual effect of the financial crisis and property slump in Hong Kong during the past years had been completed during the year. The Group's gross profit rose encouragingly by 130% to some HK$225 million (2004: HK$98 million), representing a gross margin of approximately 6% of the consolidated turnover. Profit from operations of some HK$54 million was achieved as compared with operating loss of some HK$77 million last year. The Group's profit from operations comprised: (i) net gain of approximately HK$72 million in construction and other contracting businesses (2004: HK$41 million loss); (ii) net gain of approximately HK$23 million in property investment (2004: HK$15 million); (iii) net gain of approximately HK$8 million in treasury investment (2004: Nil); (iv) interest income of approximately HK$52 million (2004: HK$37 million); and (v) net loss of approximately HK$101 million in corporate business (2004: HK$88 million).

During the year under review, the Group disposed of all its remaining shareholding interest in Downer EDI Limited ("Downer") and recorded a gain of approximately HK$536 million (2004: HK$179 million). The gain was partially offset by the loss on dilution of interest in China Strategic Holdings Limited ("China Strategic") and Downer of approximately HK$16 million (2004: HK$26 million). Share of results of associates and jointly controlled entities registered a profit of approximately HK$81 million (2004: HK$143 million), showing a decrease of about 44% when compared with that of last year, which was mainly due to the further disposal of interest in Downer during the year. In addition, the partial disposal of Paul Y. Engineering Group Limited ("Paul Y Engineering") through a share placement in January 2005 contributed a gain of approximately HK$68 million to the Group. With a remarkable contribution of profits from the disposal of shares in Downer and the share of its results, the Group attained a profit before tax of approximately HK$534 million (2004: HK$209 million). Profit for the year was approximately HK$523 million (2004: HK$164 million) and basic earnings per share was HK38.6 cents (2004: HK14.6 cents).

When compared with the Group's financial position as at last year end, total assets increased by about 46% to some HK$7,111 million (2004: HK$4,862 million) and net current assets increased by about 132% to some HK$2,073 million (2004: HK$895 million). Consequently, current assets improved from 1.6 times to 2.1 times of current liabilities and net debt position in last year changed to net cash position as at the end of year under review. Mainly owing to the disposal of interest in Downer and devaluation of Australian dollars, translation reserve decreased by some HK$84 million. After taking into account the net profit of approximately HK$523 million net of dividends paid of HK$41 million, shareholders' funds increased by 15% to some HK$3,180 million (2004: HK$2,771 million), representing HK$2.3 per share as at year end date (2004: HK$2.1 per share).

Net cash outflow from operations was about HK$82 million (2004: HK$77 million) and net cash inflow in respect of investing and financing activities was about HK$1,096 million (2004: HK$96 million), resulting in a net increase in cash of approximately HK$1,014 million (2004: HK$19 million) for the year under review.

Review of operations

Construction and contracting businesses

Paul Y Engineering

Upon completion of the asset and debt restructuring proposal (the "Skynet Restructuring Proposal") of Skynet (International Group) Holdings Limited ("Skynet"), a company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), in January 2005, the Group's entire interests in the construction, engineering and concrete products business were injected into Skynet which has since been renamed Paul Y. Engineering Group Limited. Through Paul Y Engineering and its subsidiaries (the "Paul Y Engineering Group"), the Group continues to engage in the construction and other contracting businesses including building construction, civil engineering and specialist works.

During the year under review, the Paul Y Engineering Group achieved a gross profit of some HK$192 million as compared with a corresponding gross profit of some HK$68 million for last year. Net profit after tax for the year was HK$80 million versus net loss of HK$62 million of last year.

New contracts with an aggregate attributable value of approximately HK$2,978 million were secured during the year. As at the year end, value of work remaining dropped by 8% to approximately HK$4,521 million when compared with last financial year end. The profile of contracts on hand as at 31st March, 2005 is as follows:

	Value of contracts on hand as at 31/3/2005 HK$'million	Value of work remaining as at 31/3/2005 HK$'million
Building construction	4,788	3,244
Civil engineering	1,557	775
Specialist works	878	502
Total	**7,223**	**4,521**

Subsequent to the year end, the Paul Y Engineering Group secured further contracts with an aggregate attributable value of approximately HK$1,315 million.

The uptrend in the Paul Y Engineering Group's gross margin is forecasted to continue. The Paul Y Engineering Group is moving up the value chain to project management service, having leverage on well established client relationship in providing design and construction solution to its clients. With ongoing vigorous cost saving measures, performance of all business segments of the Paul Y Engineering Group improves satisfactorily.

Port and infrastructure development

Paul Y Infrastructure

Development of the 54%-owned deep-water bulk cargo Yangkou Port in Nantong progressed well during the year. The port will cover 42 km^2 of reclaimed land on the eastern coast of Nantong and is the only natural harbour on Jiangsu Province's eastern coast. Strategically located at the mouth of the Yangtze River, Yangkou Port is ideally situated to become one of China's largest trans-shipment hubs, catering for rapidly growing bulk cargo volumes in strategic commodities such as oil and gas, coal, minerals, agriculture, chemicals, pulp and paper.

Technical feasibility, strategic positioning studies and initial design development of Yangkou Port have been completed. 42 km^2 of marine use rights for the purpose of reclaiming land to develop the port has also been secured, with reclamation of a total area of approximately 21 km^2 substantially completed as an initial stage. So far, approximately US$30 million has already been injected by both Paul Y Infrastructure and the local PRC partner on a 60/40 basis, and initial construction financing in the amount of RMB70 million from China Construction Bank has been granted.

Property investment

Total value of the Group's property portfolio, excluding those self-used properties, amounted to approximately HK$546 million (2004: HK$515 million) as at 31st March, 2005, equivalent to about 8% (2004: 11%) of the total assets of the Group. Included in the property portfolio is mainly Paul Y. Centre, the Group's headquarters in Kwun Tong, Hong Kong. Overall rental rates of Paul Y. Centre increased as compared with that of last year, and occupancy rate was maintained at a satisfactory level of around 97% (2004: 94%) as at 31st March, 2005. During the year under review, HK$23 million (2004: HK$15 million) of the operating profit was contributed from the business of property investment.

Treasury investment

Total value of the Group's investment securities amounted to approximately HK$173 million as at 31st March, 2005, equivalent to about 2% of the total assets of the Group. Portfolio of high-yield loan receivables amounted to approximately HK$668 million (2004: HK$557 million) as at 31st March, 2005, equivalent to about 9% (2004: 11%) of the total assets of the Group. During the year under review, operating profit of HK$8 million (2004: Nil) was contributed from the business of treasury investment and interest income of HK$52 million (2004: HK$37 million) was recorded.

Major associates

Downer

In November 2004, a company controlled by certain executives of Downer purchased from the Group 5.5 million shares in Downer at A$2.2 each pursuant to the incentive option agreement entered into with the Company in April 2003 and the subsequent settlement agreement dated 29 November 2004. As a result of such disposal, the Group realized an amount of approximately HK$73 million and recorded net profit after tax and expenses of approximately HK$5 million.

In December 2004, the Group disposed of its entire remaining interest in Downer of 56.2 million shares at a price of A$4.55 each to independent third parties. As a result of such disposal, the Group further realized an amount of approximately HK$1,504 million and recorded net profit after tax and expenses of approximately HK$531 million.

The Group no longer has any shareholding interest in Downer after these disposals.

China Strategic

In March 2005, the Company entered into a sale and purchase agreement with an independent third party in relation to the disposal of 135 million shares in China Strategic (representing approximately 15.4% of its existing share capital) at HK$0.193 per share, amounting to a total consideration of HK$26.1 million. Upon completion of the disposal, the Group's shareholding interest in China Strategic will decrease from 29.4% to approximately 14%, and China Strategic will cease to be an associated company of the Company.

The disposal is conditional upon, inter alia, the completion of a capital reorganisation (including, inter alia, a consolidation of two existing shares into one consolidated share) and a group reorganisation involving in specie distribution of certain assets to shareholders by China Strategic. Hanny Holdings Limited ("Hanny") has in turn proposed a voluntary general offer (the "Hanny Offer") to acquire the assets distributed under the group reorganisation. Under this offer, the Group will be entitled to receive either one Hanny share plus HK$1.80 for every 5 consolidated shares of China Strategic or a convertible bond issued by Hanny with a face amount of HK$15 for every 5 consolidated shares of China Strategic. For details of the capital reorganisation, group reorganisation and Hanny Offer, shareholders are referred to the joint announcement issued by China Strategic, Hanny and certain others dated 19th April, 2005.

At the current stage, the Company has not yet formed any definite intention as to whether or not it will accept the Hanny Offer or as regards the choice of accepting the options available thereunder if it were to accept the Hanny Offer. Further, the board of directors (the "Board") is considering a possible distribution to shareholders of the value derived from its investment interest in China Strategic.

Material acquisition and disposal

Pursuant to the agreements entered into by the Group in March 2004 relating to the Skynet Restructuring Proposal, the entire interests of the Group's construction, engineering and concrete products business were sold to Skynet in exchange for an equity interest of about 95% in Skynet. Shortly following completion in January 2005, the Group reduced its interest in Skynet by the way of a share placement in order to restore Skynet's public float, and recorded a gain of approximately HK$68 million.

To signify its new identity and business focus, Skynet was since re-branded and renamed as Paul Y. Engineering Group Limited. Being separately listed, Paul Y Engineering will be able to pursue its growth and expansion strategies in China and overseas independent of the Company.

The disposal of the Group's entire interests in Downer and the proposed disposal of interest in China Strategic were discussed above.

Final dividend

The Board has resolved to recommend the payment of a final dividend of 1.5 cents per share for the year ended 31st March, 2005 (2004: 1.5 cents per share) to shareholders whose names appear on the Company's register of members as at the close of business on 16th September, 2005. The final dividend is expected to be paid to shareholders by post on or around 14th October, 2005.

The Board has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 16th September, 2005 less a discount of five per cent. of such average price or to the par value of the shares, whichever is the higher. The proposed scrip dividend is conditional upon the Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing of an ordinary resolution by shareholders at the Company's forthcoming annual general meeting approving the final dividend.

A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

Together with the interim dividend of 1.5 cents per share for the six months ended 30th September, 2004 and the special cash dividend of 70 cents per share as declared by the Board on 17th June, 2005, total dividends to shareholders during the year amounted to 73 cents per share. In addition, as announced on 17th June, 2005, the Board is considering a further possible distribution to shareholders of the value derived from its investment interest in China Strategic. No decision has however been made as to the structure and timing of the possible distribution at this stage. The making of the distribution, as well as the structure and timing of the distribution, may be subject to a number of conditions and is a possibility only.

Closure of the register of members of the Company

The register of members of the Company will be closed from 14th September, 2005 to 16th September, 2005, both dates inclusive, during which period no transfer of share(s) of the Company will be effected. In order to qualify for the final dividend, all transfer of share(s), accompanied by the relevant share certificate(s) with the completed transfer form(s) with overleaf or separately, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 13th September, 2005.

Liquidity, financial resources, capital structure and gearing ratio

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities are maintained to meet its working capital requirements. During the year under review, the Group obtained new bank loans in the amount of RMB70 million. The proceeds were used for general working capital of the Group's PRC subsidiaries engaged in port development. In addition, a loan of HK$241 million, which is repayable after one year, was obtained from a minority shareholder to finance the acquisition of interests in subsidiaries. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to three years. As at 31st March, 2005, the Group's total borrowings amounted to approximately HK$831 million (2004: HK$561 million) with HK$290 million (2004: HK$44 million) repayable within one year and HK$541 million (2004: HK$517 million) repayable after one year. Cash balances as at 31st March, 2005 amounted to approximately HK$1,255 million (2004: HK$250 million).

Liquidity, financial resources, capital structure and gearing ratio *(Cont'd)*

As at 31st March, 2005, HK$765 million (2004: HK$561 million) of the Group's borrowings bore interest at floating rates and were denominated in Hong Kong dollars and HK$66 million (2004: Nil) of the Group's borrowings bore interest at a fixed rate and were denominated in Reminbi. The Group's gearing ratio was 0.26 (2004: 0.20) which is calculated based on the total borrowings of HK$831 million (2004: HK$561 million) and the Group's shareholders' funds of HK$3,180 million (2004: HK$2,771 million).

Contingent liabilities

As at 31st March, 2005, the Group had contingent liabilities in respect of outstanding performance bonds on construction contracts of approximately HK$310 million (2004: HK$623 million).

Pledge of assets

As at 31st March, 2005, certain of the Group's properties and investment securities with an aggregate value of approximately HK$753 million (2004: HK$669 million) and the issued share capital of certain subsidiaries of the Company, as well as the benefits under certain construction contracts, were pledged to banks and financial institutions to secure general credit facilities granted to the Group.

Commitments

As at 31st March, 2005, the Group had expenditure contracted but not provided for in the financial statements in respect of acquisition of certain equity investments.amounting to approximately of HK$48 million (2004: HK$451 million) and certain property, plant and equipment amounting to approximately HK$91 million (2004: Nil).

Employees and remuneration policies

Including the directors of the Group, as at 31st March, 2005, the Group employed a total of approximately 1,163 (2004: 1,230) full time employees. Remuneration packages comprised salary and year-end bonuses based on individual merits. In appreciation of employees' continuing support and contribution, a bonus payment was made by the Group during the year.

Outlook

Following the Group's divestment from Downer, its engineering and construction service businesses will be conducted solely through Paul Y Engineering which is poised to pursue growth strategy in different geographical markets, with primary focus in the Mainland market.

The ports and infrastructure sector in China is experiencing rapid growth and development. Capitalising on this upswing, Paul Y Infrastructure will continue the development of the Yangkou Port and finalise its strategy on the targeted commodities. Master planning of the industrial park on the 42 km^2 reclaimed land is scheduled to be completed during 2005 and will be followed by initial marketing for sale of the land bank. It is the Group's intention to acquire mature bulk handling river ports in order to build up a complete trans-shipment network on the Yangtze River complementing the deep-sea Yangkou Port. It is anticipated that substantial amount of the Group's resources will be deployed to support this new core focus of the Group.

Barring unforeseeable circumstances, the Group is poised to meet the challenges ahead.

Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 22nd July, 2005

Directors

Chow Ming Kuen, Joseph ***OBE, JP***, aged 64, is the Chairman of the Company. Dr. Chow was appointed as an independent non-executive director of the Company in September 2004. He is also the Chairman of the Company's Remuneration Committee, a member of the Company's Audit Committee and an independent non-executive director of two subsidiaries of the Company. Dr. Chow is a civil and structural engineer by profession. He is a member of CPPCC of Shanghai and a Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. Dr. Chow previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club. He is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers and an independent non-executive director of Chevalier International Holdings Limited (0025.HK), Wheelock Properties Limited (0049.HK) and Build King Holdings Limited (0240.HK).

Lau Ko Yuen, Tom, aged 54, is the Deputy Chairman and Managing Director of the Company. He is also a member of the Company's Remuneration Committee and a director of various subsidiaries of the Group. Mr. Lau has over 32 years' international corporate management experience. He joined the Group in 1991 and is responsible for its general corporate development and administration. Mr. Lau is also the Deputy Chairman of ITC Corporation Limited (0372.HK) and Paul Y. Engineering Group Limited (0577.HK), and the non-executive Deputy Chairman of Downer EDI Limited (DOW.AX). Mr. Lau is a director of ITC Investment Holdings Limited and Hollyfield Group Limited which, together with ITC Corporation Limited, are substantial shareholders of the Company.

Chan Fut Yan, aged 51, is an executive director of the Company and a director of various subsidiaries of the Group. Mr. Chan has over 32 years' experience in the local construction field specialising in site supervision, planning of works and progress monitoring. He joined the group in 1987 and was Managing Director of the Company until July 2005. Mr. Chan is the Managing Director of Cheung Tai Hong Holdings Limited (0199.HK) and an executive director of ITC Corporation Limited (0372.HK). He is also a director of ITC Investment Holdings Limited and Hollyfield Group Limited.

Chau Mei Wah, Rosanna, aged 50, is an executive director of the Company and a director of various subsidiaries of the Group. Ms. Chau has over 25 years' experience in international corporate management and finance. She holds a Bachelor's degree and a Master's degree in Commerce and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Certified General Accountants' Association of Canada. She joined the Group in 1991 and is responsible for its general corporate development, administration and overall finance activities. Ms. Chau is the Managing Director of ITC Corporation Limited (0372.HK), an executive director of China Strategic Holdings Limited (0235.HK) and a director of Burcon NutraScience Corporation (BU-TSX Venture WKN 157793-FWB). She is also a director of ITC Investment Holdings Limited and Hollyfield Group Limited.

Directors *(Cont'd)*

Cheung Hon Kit, aged 51, is an executive director of the Company and a director of various subsidiaries of the Group. Mr. Cheung graduated from the University of London with a Bachelor of Arts degree. He has over 27 years' experience in real estate development, property investment and corporate finance, and has worked in key executive positions in various leading property development companies in Hong Kong. Mr. Cheung is the Chairman of Cheung Tai Hong Holdings Limited (0199.HK), the Managing Director of Wing On Travel (Holdings) Limited (1189.HK), an executive director of ITC Corporation Limited (0372.HK), a non-executive director of Hanny Holdings Limited (0275.HK) and an independent non-executive director of Panva Gas Holdings Limited (8132.HK), International Entertainment Corporation (8118.HK) and Innovo Leisure Recreation Holdings Limited (0703.HK).

Chan Kwok Keung, Charles, aged 50, is a non-executive director of the Company and a director of a subsidiary of the Group. Dr. Chan holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 25 years' international corporate management experience in the construction and property sectors as well as in strategic investments. He joined the Group in 1987 and was Chairman of the Company until July 2005. Dr. Chan is the Chairman of ITC Corporation Limited (0372.HK) and Hanny Holdings Limited (0275.HK). He is also the Chairman and Chief Executive Officer of China Strategic Holdings Limited (0235.HK). Dr. Chan is the sole director of Chinaview International Limited and Galaxyway Investments Limited which are substantial shareholders of the Company.

Cheung Ting Kau, Vincent, aged 63, joined the Company as an independent non-executive director in 1993 and was re-designated as a non-executive director in September 2004. He is a member of the Company's Audit Committee. Mr. Cheung is a practising solicitor and the senior partner of the firm of solicitors, Vincent T.K. Cheung, Yap & Co. He obtained a Bachelor of Laws degree from University College, London and was admitted as a solicitor in the United Kingdom in 1970 and in Hong Kong in 1972. Mr. Cheung is currently a non-executive director of Gold Peak Industries (Holdings) Limited (0040.HK) and Techtronic Industries Company Limited (0669.HK).

Kwok Shiu Keung, Ernest, aged 69, joined the Company as an independent non-executive director in 1993. He is a member of the Company's Audit Committee and Remuneration Committee. Mr. Kwok is a practising solicitor, a chartered civil engineer and a practising arbitrator. He was for more than 27 years a registered structural engineer and an authorized person (List II) under the Buildings Ordinance. Mr. Kwok is a member of the Institution of Civil Engineers, United Kingdom, a fellow member of the Chartered Institute of Arbitrators, United Kingdom and a fellow member of the Hong Kong Institute of Arbitrators.

Chan Shu Kin, aged 50, was appointed as an independent non-executive director of the Company in September 2004. He is the Chairman of the Company's Audit Committee. Mr. Chan has over 28 years' experience in auditing, accounting and financial management services in manufacturing business. He graduated from The Hong Kong Polytechnic University and is both a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. Mr. Chan is a partner of Messrs. Ting Ho Kwan & Chan, Certified Public Accountants. He is currently an independent non-executive director of Wing Shing International Holdings Limited (0850.HK).

Senior Management

Wong Yiu Hung, aged 40, is the Financial Controller of the Group, Qualified Accountant of the Company and a director of several subsidiaries of the Group. Mr. Wong has over 18 years' experience in auditing, accounting and financial management in both international accounting firms and listed companies. He holds a Bachelor's degree in Chinese Law from Peking University and is a member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Chartered Association of Certified Accountants and a certified public accountant in Hong Kong. Mr. Wong had worked for the ITC Group for more than 10 years and joined the Group in December 2004.

Wong Lai Kin, Elsa, aged 39, is the Group Corporate Counsel and Company Secretary of the Company. Ms. Wong is a qualified solicitor in both Hong Kong and England and Wales and has over 16 years of experience in the legal field. She holds a Master's degree in Law from The University of Hong Kong and a Master's degree in Corporate Finance from The Hong Kong Polytechnic University. Ms. Wong joined the Group in 1995.

Yang Yan, aged 37, is the Chief Representative of the Group's representative office in Nantong and a director of several subsidiaries of the Group. Ms. Yang is responsible for the Group's investment and development in Mainland China including the Yangkou Port project. She holds a Master's degree in Business Administration and has accumulated many years' experience in corporate development and general administration. She joined the Group in 2003.

Wang Bao Guo, aged 54, is a director and the General Manager of the Group's Yangkou Port project companies. Mr. Wang has over 21 years' experience in finance, medicine, investment and financial advisory. He graduated from Shanxi University of Finance and Economics with a Bachelor's degree in Finance. He joined the Group in 2004.

Hu Xiao Chun, William, aged 40, is the General Manager of the Group's representative office in Nantong and a director of the Group's Yangkou Port project companies. Mr. Hu has accumulated over 15 years' experience in large infrastructure construction projects and acquisitions of state owned enterprises in China. He holds a Bachelor's degree and had worked in multi-international firms for more than 10 years. He joined the Group in May 2005 and is responsible for acquisition of port projects in Mainland China.

Shen Zhou, aged 42, is the Project Manager of the Group's Yangkou Port project in Mainland China and is mainly responsible for the development, construction and management of the project. Mr. Shen has over 18 years' experience in real estate development and construction and construction engineering. He graduated from the Civil Engineering Faculty of Tsing Hua University with a Bachelor's degree in Engineering (specialized in Building Structure).

Wu Yue, aged 33, is the Manager and Senior Project Engineer of the Group's Yangkou Port project in Mainland China, and is mainly responsible for engineering project management. Mr. Wu has over 12 years' experience in project management and structure design. He graduated from University of Concordia in Canada with a Master's degree in Civil Engineering and was awarded a Master's degree in Structural Engineering from the Central Research Institute of Building and Construction, Metallurgy Industry Department, Zhejiang University.

The directors present their annual report and the audited financial statements of the Group and the Company for the year ended 31st March, 2005.

PRINCIPAL ACTIVITIES

The Company is an investment holding company.

The activities of its principal subsidiaries, associates and jointly controlled entities at 31st March, 2005 are set out in note 44 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group and appropriations of the Company for the year ended 31st March, 2005 are set out in the consolidated income statement on page 27 of the annual report and in the accompanying notes to the financial statements.

An interim dividend of 1.5 cents per share amounting to approximately HK$20,538,000 was paid to the shareholders during the year. In addition, the directors resolved the payment of a special cash dividend of 70 cents per share to shareholders whose names appear on the register of member on 8th July, 2005, amounting to a total sum of approximately HK$957,177,000. The directors further recommended for shareholders' approval the payment of a final dividend of 1.5 cents per share in scrip form with a cash option to shareholders whose names appear on the register of members on 16th September, 2005, amounting to a total sum of approximately HK$20,511,000. Details of the dividends are set out in note 11 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March, 2005, the five largest customers and the single largest customer of the Group accounted for approximately 72% and 26% of the turnover of the Group, respectively. The aggregate purchases attributable to the five largest suppliers of the Group during the year were less than 30% of the purchases of the Group.

As far as the directors are aware, certain directors and/or their associates, within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), have an interest of less than 1% in shares and/or equity derivatives of one of the five largest customers of the Group for the year ended 31st March, 2005.

Save as disclosed above, as far as the directors are aware, none of the directors, their associates, within the meaning of the Listing Rules, or those shareholders which to the knowledge of the directors own more than 5% of the Company's share capital, have an interest in any of the five largest customers of the Group for the year ended 31st March, 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. As at 31st March, 2005, the Group's total borrowings amounted to approximately HK$830,960,000 with approximately HK$289,960,000 repayable within one year, approximately HK$541,000,000 repayable between one to two years. Cash, bank balances and deposits as at 31st March, 2005 amounted to approximately HK$1,254,556,000. The Group's current ratio was 2.1 and the long term debt to equity ratio was 0.2 as at 31st March, 2005.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$12,155,000 on property, plant and equipment to expand and upgrade its operating capacity.

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued on 31st March, 2005. No surplus or deficit arose on revaluation of the properties.

Details of these and other movements in the investment properties of the Group during the year are set out in note 14 to the financial statements.

MAJOR PROPERTIES

Particulars regarding major properties of the Group as at 31st March, 2005 are set out on page 73 of the annual report.

SHARE CAPITAL

Details of movements in the issued share capital of the Company during the year are set out in note 33 to the financial statements.

SHARE OPTIONS

Particulars of the Company's share option scheme adopted on 27th August, 2002 (the "Share Option Scheme") are set out in note 34 to the financial statements.

Details of the share options granted under the Share Option Scheme during the year to certain directors of the Company to subscribe for shares in the Company are as follows:

				Number of underlying shares comprised in the options			
Name of director	**Date of grant**	**Exercisable period**	**Exercise price per share HK$**	**Outstanding as at 1.4.2004**	**Grant during the year**	**Lapsed during the year**	**Outstanding as at 31.3.2005**
Lau Ko Yuen, Tom	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	6,500,000	–	6,500,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	6,500,000	–	6,500,000
Chan Fut Yan	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	6,500,000	–	6,500,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	6,500,000	–	6,500,000
Chau Mei Wah, Rosanna	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	6,500,000	–	6,500,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	6,500,000	–	6,500,000
Cheung Ting Kau, Vincent	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	650,000	–	650,000
Kwok Shiu Keung, Ernest	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	650,000	–	650,000
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	650,000	–	650,000
Chow Ming Kuen, Joseph	28.12.2004	28.12.2004 to 26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004 to 26.08.2012	2.20	–	650,000	–	650,000
				–	44,200,000	–	44,200,000

SHARE OPTIONS *(Cont'd)*

The closing price of the Company's shares immediately before the date of grant was HK$1.91.

As at the date of this report, the above share options granted under the Share Option Scheme to certain directors of the Company in respect of a total of 44,200,000 underlying shares of the Company remain outstanding, representing 3.23% of issued share capital of the Company on that date.

The directors are of the view that the value of the share options granted under the Share Option Scheme during the year depends on a number of variables which are either difficult to ascertain or can only be ascertained on a number of theoretical bases and speculative assumptions. Accordingly, the directors considered that in the absence of readily available market value of the share options under the Share Option Scheme, any calculation of the value of the share options will not be meaningful and could be misleading to the shareholders in the circumstances.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Independent non-executive directors

Chow Ming Kuen, Joseph *OBE, JP (Chairman)*	(appointed on 30th September, 2004)
Kwok Shiu Keung, Ernest	
Chan Shu Kin	(appointed on 27th September, 2004)

Executive directors

Lau Ko Yuen, Tom *(Deputy Chairman & Managing Director)*	
Chan Fut Yan	
Chau Mei Wah, Rosanna	
Cheung Hon Kit	
Wong Wing Hoo, Billy	(resigned on 17th January, 2005)
Law Man Wah, Conrad	(resigned on 17th January, 2005)
Lee Hon Chiu	(resigned on 17th January, 2005)

Non-executive directors

Chan Kwok Keung, Charles	(re-designated as non-executive director on 22nd July, 2005)
Cheung Ting Kau, Vincent	(re-designated as non-executive director on 30th September, 2004)

In accordance with bye-law 87(1) and 87(2) of the Company's bye-laws, Messrs. Chan Fut Yan, Cheung Hon Kit and Cheung Ting Kau, Vincent and Ms. Chau Mei Wah, Rosanna will retire by rotation at the forthcoming annual general meeting. All these retiring directors have informed the board of directors (the "Board") of their intention not to seek, and do not offer themselves for, re-election.

In addition, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph, being directors appointed by the Board during the year, shall retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

The term of office of each non-executive director is the period from the date of appointment up to his retirement by rotation at least one every three years and in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31st March, 2005, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") in the Listing Rules were as follows:

(1) Interests and short positions in the shares, underlying shares and debentures of the Company:

(a) Shares of the Company

Name of director/ chief executive	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the then existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.86%
Cheung Hon Kit	Beneficial owner	Long position	400	0.00%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 678,791,961 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.55% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Cont'd)*

(1) Interests and short positions in the shares, underlying shares and debentures of the Company: *(Cont'd)*

(b) Options of subscribe for shares of the Company

Name of director	Date of grant	Exercisable period	Exercise price per share HK$	Number of underlying shares comprised in the options	Approximate percentage of the then existing issued share capital of the Company
Lau Ko Yuen, Tom	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.475%
Chan Fut Yan	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.475%
Chau Mei Wah,	28.12.2004	28.12.2004 to 26.08.2012	1.94	6,500,000	0.475%
Rosanna	28.12.2004	28.12.2004 to 26.08.2012	2.20	6,500,000	0.475%
Cheung Ting Kau,	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.047%
Vincent	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.047%
Kwok Shiu Keung,	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.047%
Ernest	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.047%
Chan Shu Kin	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.047%
	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.047%
Chow Ming Kuen,	28.12.2004	28.12.2004 to 26.08.2012	1.94	650,000	0.047%
Joseph	28.12.2004	28.12.2004 to 26.08.2012	2.20	650,000	0.047%

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Cont'd)*

(2) Interests and short positions in the shares, underlying shares and debentures of the associated corporations:

(a) Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited ("Paul Y Engineering")

Name of director	Capacity	Long position/ short position	Number of shares of Paul Y Engineering held	Number of underlying shares (in respect of the unlisted equity derivatives) of Paul Y Engineering held	Approximate percentage of the then existing issued share capital of Paul Y Engineering
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	375,826,317	–	65.17%
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	–	100,000,000	17.34%

Note: The shares of Paul Y Engineering were held by Paul Y. Investments Limited, an indirect wholly-owned subsidiary of the Company. The Company also directly held an interest in 100,000,000 underlying shares of Paul Y Engineering by virtue of a loan facility pursuant to which convertible note(s) will be issued by Paul Y Engineering, upon draw down of the facility, in the principal amount of the facility drawn. Such convertible notes are convertible into shares of Paul Y Engineering at an initial conversion price of HK$1.00 per share, up to a maximum aggregate principal amount of HK$100,000,000. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares and underlying shares of Paul Y Engineering.

(b) China Strategic Holdings Limited ("China Strategic")

Name of director	Capacity	Long position/ short position	Number of shares of China Strategic held	Approximate percentage of the then existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: The shares of China Strategic were held by Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company. By virtue of his deemed interests in approximately 33.55% of the issued ordinary share capital of ITC, Dr. Chan Kwok Keung, Charles was deemed to be interested in these shares of China Strategic.

The Company entered into a conditional share sale agreement on 10th March, 2005 for the disposal of 135,000,000 shares of China Strategic. The disposal has not yet been completed as at 31st March, 2005.

Paul Y Engineering and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, as at 31st March, 2005, none of the directors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Interests of directors of the Company in competing businesses as at 31st March, 2005 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of director	Name of company	Nature of competing business	Nature of interest
Chan Kwok Keung, Charles	China Strategic and its subsidiaries	Property business in Mainland China	As the Chairman, chief executive officer and substantial shareholder of China Strategic
	Hanny Holdings Limited ("Hanny") and its subsidiaries	Property business in Mainland China	As the Chairman, an executive director and substantial shareholder of Hanny
Lau Ko Yuen, Tom	Downer EDI Limited ("Downer") and its subsidiaries	Construction business in Hong Kong	As the non-executive Deputy Chairman of Downer
Chau Mei Wah, Rosanna	China Strategic and its subsidiaries	Property business in Mainland China	As an executive director of China Strategic
Cheung Hon Kit	Wing On Travel (Holdings) Limited ("Wing On Travel") and its subsidiaries	Property business in Hong Kong	As the Managing Director of Wing on Travel
	Universal Engineering & Construction Ltd. ("UECL")	Construction	Indirect shareholding interest in UECL
	Silver City Limited ("Silver City")	Property business in Hong Kong	As a director and shareholder of Silvery City
	Hanny and its subsidiaries	Property business in Mainland China	As a non-executive director of Hanny
	Co-Forward Development Limited ("Co-Forward")	Property business in Hong Kong	As a director and shareholder of Co-Forward
	China Development Limited ("China Development")	Property business in Hong Kong	As a director and shareholder of China Development
	Artnos Limited ("Artnos")	Property business in Hong Kong	As a director and shareholder of Artnos
	Orient Centre Limited ("Orient Centre")	Property business in Hong Kong	As a shareholder of Orient Centre
	Super Time Limited ("Super Time")	Property business in Hong Kong	As a director and shareholder of Super Time
	A subsidiary of China Strategic ("CSH Subsidiary")	Property business in Mainland China	As a director of the CSH Subsidiary
	Asia City Holdings Limited ("Asia City")	Property business in Hong Kong	As a director and shareholder of Asia City

The changes in details of the directors' interests in competing businesses previously disclosed in the annual report of the Company for the year ended 31st March, 2004 ("Annual Report 2004") were set out below:

1. Dr. Chan Kwok Keung, Charles resigned as a director of Wing On Travel which had property business in Hong Kong as with the Group as disclosed in the Annual Report 2004, with effect from 30th December, 2004;
2. Hanny and its subsidiaries were engaged in property business in Mainland China during the year.
3. Downer and its subsidiaries were engaged in construction business in Hong Kong during the year.
4. Artnos, Orient Centre and Super Time and the CSH Subsidiary were engaged in property business in Hong Kong during the year.

Having considered the nature, size and scope of the above businesses, the directors of the Company believe that there is unlikely to be any significant competition with the businesses of the Group.

Save as disclosed above, none of the directors of the Company is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly and indirectly, with the businesses of the Group.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed under the section headed "Connected Transactions" below, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the year, the Group entered into transactions with certain associates of ITC, a substantial shareholder of the Company. The transactions include the purchase of building materials and rental and related building management fee charged by the Group. The aggregate amount for each class of transaction is below HK$1 million.

The independent non-executive directors confirm that the transactions were entered into by the Group in the ordinary course of its businesses and in accordance with the terms of the agreement, if any, governing such transactions.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO

At 31st March, 2005, so far as is known to the directors and the chief executive of the Company, the interests and short positions of the substantial shareholders/other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

(1) Interests and short positions of substantial shareholders in the shares and underlying shares of the Company:

Name of shareholder	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the then existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.86%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	690,632,857	50.44%
Chinaview	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
ITC	Interest of controlled corporation/interest of concert party *(Note)*	Long position	678,791,961	49.58%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Hollyfield	Beneficial owner *(Note)*	Long position	678,791,961	49.58%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment (which was in turn a wholly-owned subsidiary of ITC), owned 678,791,961 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.55% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. Dr. Chan Kwok Keung, Charles, Chinaview, Galaxyway, ITC and ITC Investment were therefore all deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield and 11,840,896 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO *(Cont'd)*

(2) Interests and short positions of other persons in the shares and underlying shares of the Company:

Name of person	Capacity	Long position/ short position	Number of shares of the Company held	Approximate percentage of the then existing issued share capital of the Company
Aeneas Capital Management LP	Investment manager	Long position	119,355,009	8.72%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Long position	95,528,000	6.98%
Deutsche Bank Aktiengesellschaft	Security interest	Long position	71,373,189	5.21%
Toggenburger Christian Emil	Beneficial owner	Long position	82,457,653	6.02%
FMR Corp	Investment manager	Long position	68,869,900	5.03%

Save as disclosed above, at 31st March, 2005, the Company has not been notified of any interest or short position in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO.

RETIREMENT BENEFIT SCHEMES

Information on the Group's retirement benefit schemes is set out in notes 7(b) and 38 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders although there are no restrictions against such rights under the laws of Bermuda.

CODE OF BEST PRACTICE

Save that non-executive directors are not appointed for a specific term as they are subject to retirement by rotation at annual general meeting in accordance with the Company's bye-laws, none of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period for the year ended 31st March, 2005, in compliance with the Code of Best Practice as previously set out in Appendix 14 of the Listing Rules prior to 1st January, 2005, which remains applicable to disclosure in annual reports in respect of accounting periods commencing before 1st January, 2005 under the transitional arrangement.

MODEL CODE

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in the Appendix 10 of the Listing Rules as its own code for dealing in securities of the Company by the directors and relevant employees of the Company. Based on specific enquiry of all its directors, the Company considers that the directors complied with the required standards set out in the Model Code throughout the year under review.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the audited financial statements for the year ended 31st March, 2005. The Audit Committee currently comprises three independent non-executive directors, namely Mr. Chan Shu Kin, Dr. Chow Ming Kuen, Joseph and Mr. Kwok Shiu Keung, Ernest, and a non-executive director, Mr. Cheung Ting Kau, Vincent.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive directors an annual confirmation of their respective independence pursuant to Rule 3.13 of the Listing Rules. The Company considers that all of the independent non-executive directors are independent.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, the Company has maintained sufficient public float as required under the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DONATIONS

During the year, the Group made charitable and other donations of approximately HK$4,449,000.

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES

The following disclosure is made by the Company pursuant to Rules 13.20 and 13.22 of the Listing Rules:

(1) Advances to entities

Pursuant to Rule 13.20 of the Listing Rules, details of the advances ("Advances") to and trading balances due from entities as at 31st March, 2005, which individually exceed 8% of one or more of the relevant ratios as set out in Rule 14.07 of the Listing Rules are as follows:

Entities	Amount of Advances HK$'000	Interest rate in respect to the Advances	Amount of trading balances HK$'000 *(Note 1)*	Total HK$'000	Percentage of total assets *(Note 2)*	Percentage of market capitalisation *(Note 3)*
Hanny Holdings Limited, its subsidiaries (the "Hanny Group") and its affiliated companies, including the China Strategic Group *(Note 4)*	347,820	Prime rate + 2%	7,196	355,016	5.8%	10.6%
China Strategic, its subsidiaries (the "China Strategic Group") and its affiliated companies, including China Velocity Group Limited ("China Velocity") and Wing On Travel (Holdings) Limited and its subsidiaries (the "Wing On Group") *(Note 5)*	470,003	Prime rate +2% (for the China Strategic Group and the Wing On Group) Prime rate + 0.25% (for China Velocity)	5,783	475,786	7.8%	14.2%

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES *(Cont'd)*

(1) Advances to entities *(Cont'd)*

Note:

1. All of the trading balances are interest free.

2. Total assets amounted to HK$6,133,628,000 which is calculated based on total assets of the Group of HK$7,111,316,000 as at 31st March, 2005 according to the Group's consolidated balance sheet as at 31st March, 2005, net of the total of special dividend declared and final dividend proposed for the year then ended of HK$977,688,000.

3. Market capitalisation refers to the average closing price of the Company as stated in the daily quotation sheets of the Hong Kong Stock Exchange for the five business days immediately preceding 31st March, 2005.

4. The Company does not have any interests in Hanny Holdings Limited.

5. China Strategic is owned as to 29.4% by the Company and is also an affiliated company of the Company (as defined in rule 13.11 (2)(a) of the Listing Rules). Wing On and China Velocity are indirectly owned as to 21.1% and 22.7% respectively by China Strategic as at 31st March, 2005.

The amounts are unsecured and are repayable on demand.

The Group made the Advances to these entities for their general working capital purpose in return of interest income. The trading balances above represent amount arising from rental and related building management services, sharing of administrative services and staff secondment services rendered to the respective entities as follows:

	Rental and related building management services HK$'000	**Share of administrative services** HK$'000	**Staff secondment services** HK$'000	**Total** HK$'000
The Hanny Group and its affiliated companies, including the China Strategic Group	5,349	2	1,845	7,196
The China Strategic Group and its affiliated companies, including China Velocity and the Wing On Group	2,142	–	3,641	5,783

As at 31st March, 2005, the Group has trading balances including retention monies (the "Trade Receivable") due from a trade customer, its subsidiaries and its affiliated companies, which exceeded 8% of the consideration ratio as set out in Rule 14.07 of the Listing Rules.

Details of which are set out as below:

	Amount of Trade Receivable HK$'000	**Percentage of total assets**	**Percentage of market capitalisation**
Cheung Kong (Holdings) Limited, its subsidiaries and its affiliated companies	297,661	4.9%	8.9%

The Trade Receivable, which is unsecured, interest free and with payment terms ranging from 30 days to 90 days, is mainly arisen from construction services rendered by the Group to the relevant customer.

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES *(Cont'd)*

(2) Financial assistance given to and other balances due from affiliated companies

Details of the financial assistance given to and other balances due from the Company's affiliated companies as at 31st March, 2005 which in aggregate exceeded 8% of one or more of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules are as follows:

Affiliated companies	Percentage of interest attributable to the Group %	Amount of Advances given HK$'000	Interest rate in respect of Advances	Amount of other balance receivable HK$'000	Total HK$'000
The China Strategic Group	29.4	187,972	Prime rate +2%	2,071	190,043
Bongear Enterprises Limited	45.0	80,206	Prime rate +1%	–	80,206
Icfox International Limited and its subsidiaries (the "Icfox International Group")	27.3	3,000	Nil	1,677	4,677
北京中宇保華工程項目管理有限公司	26.1	–	Nil	2	2
DL & PY JV Limited	32.6	–	Nil	425	425
		271,178		4,175	275,353

The Group made the Advances to these affiliated companies for their general working capital purpose.

The amounts above are repayable on demand by cash. There is no security in respect of the above amounts. All of the trade receivables above are interest free. The Group advanced the monies to these entities in return of interest income. The other balances above represent amounts arising from rental and related building management services, construction and project management services, sharing of administrative services and staff secondment services rendered to the respective entitles as follows:

	Rental and related building management services HK$'000	Construction and project management services HK$'000	Share of administrative services HK$'000	Staff secondment services HK$'000	Total HK$'000
The China Strategic Group	556	–	–	1,515	2,071
The Icfox International Group	1,137	–	540	–	1,677
北京中宇保華工程項目管理有限公司	–	–	2	–	2
DL & PY JV Limited	–	425	–	–	425
	1,693	425	542	1,515	4,175

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES *(Cont'd)*

(2) Financial assistance given to and other balances due from affiliated companies *(Cont'd)*

As at 31st March, 2005, apart from the amounts set out above, there are no other financial assistance or committed capital injection to affiliated companies which are required to be disclosed by way of an announcement pursuant to Rule 13.16 of the Listing Rules.

A pro-forma balance sheet of the above-named affiliated companies and the Group's attributable interest in these affiliated companies are presented below:

	Pro-forma combined balance sheet HK$'000	The Group's attributable interest HK$'000
Non-current assets	816,469	241,016
Current assets	1,096,854	322,217
Current liabilities	(145,750)	(48,197)
Non-current liabilities	(267,820)	(91,593)
Minority interests	(295,609)	(86,791)
Net assets	1,204,144	336,652

AUDITORS

Messrs. Deloitte Touche Tohmatsu have acted as auditors of the Company for the past three years. A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

By Order of the Board

Lau Ko Yuen, Tom
Deputy Chairman and Managing Director

Hong Kong, 22nd July, 2005

Deloitte.
德勤

TO THE MEMBERS OF PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 27 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 22nd July, 2005

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March, 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover		**3,588,015**	3,382,466
Cost of sales		**(3,363,119)**	(3,284,544)
Gross profit		**224,896**	97,922
Other operating income	5	**52,519**	41,228
Administrative expenses		**(165,332)**	(123,705)
Deficit arising on revaluation of investment properties		**–**	(14,000)
Gain (loss) on disposal of investment properties		**1,129**	(2,152)
Other operating expenses	6	**(59,574)**	(76,539)
Profit (loss) from operations	7	**53,638**	(77,246)
Finance costs	8	**(6,266)**	(9,829)
Gain on partial disposal of subsidiaries		**67,968**	–
Gain on disposal and dilution of interests in associates	18(a)	**519,873**	152,863
Impairment loss on interest in an associate	18(b)	**(182,087)**	–
Share of results of associates		**79,660**	133,704
Share of results of jointly controlled entities		**898**	9,074
Profit before taxation		**533,684**	208,566
Taxation	10	**(11,812)**	(45,678)
Profit before minority interests		**521,872**	162,888
Minority interests		**985**	739
Profit for the year		**522,857**	163,627
Dividends	11	**998,226**	348,290
Earnings per share	12		
Basic		**HK$0.386**	HK$0.146
Diluted		**HK$0.385**	HK$0.142

At 31st March, 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	**372,044**	417,633
Investment properties	14	**455,000**	515,000
Project under development	15	**1,806,466**	–
Goodwill	16	**61,646**	13,831
Interests in associates	18	**382,146**	1,426,708
Interests in jointly controlled entities	19	**9,544**	14,817
Other long term investments	20	**15,481**	15,481
Investments in securities	21	**1,778**	1,481
Loans receivable - due after one year	22	**1,508**	50,000
Amounts due from related companies – due after one year	25	**779**	–
Deferred tax assets	32	**1,680**	2,714
		3,108,072	2,457,665
CURRENT ASSETS			
Amounts due from customers for contract works	23	**185,188**	273,210
Properties held for sale		**91,278**	–
Debtors, deposits and prepayments	24	**1,586,246**	1,212,340
Amounts due from related companies – due within one year	25	**346,102**	238,770
Amounts due from associates	26	**168,683**	178,668
Loans receivable – due within one year	22	**190,401**	196,215
Investments in securities	21	**173,284**	39,374
Taxation recoverable		**7,506**	15,831
Short term bank deposits		**1,044,337**	24,824
Bank balances and cash		**210,219**	225,431
		4,003,244	2,404,663
CURRENT LIABILITIES			
Amounts due to customers for contract works	23	**435,198**	456,140
Creditors and accrued expenses	27	**1,074,468**	856,298
Amounts due to associates	26	**2,804**	96,273
Amounts due to jointly controlled entities	26	**20,766**	55,584
Amount due to a minority shareholder	28	**104,833**	–
Taxation payable		**1,882**	1,056
Bank borrowings – due within one year	29	**289,960**	44,048
		1,929,911	1,509,399
NET CURRENT ASSETS		**2,073,333**	895,264
TOTAL ASSETS LESS CURRENT LIABILITIES		**5,181,405**	3,352,929

At 31st March, 2005

	Notes	2005 HK$'000	2004 HK$'000
NON-CURRENT LIABILITIES			
Loan from a minority shareholder	30	**241,000**	–
Bank borrowings – due after one year	29	**300,000**	517,000
Provision for long service payments	31	**1,727**	1,727
Deferred tax liabilities	32	**923,020**	52,882
		1,465,747	571,609
MINORITY INTERESTS		**535,895**	10,448
NET ASSETS		**3,179,763**	2,770,872
CAPITAL AND RESERVES			
Share capital	33	**136,920**	134,525
Reserves		**3,042,843**	2,636,347
SHAREHOLDERS' FUNDS		**3,179,763**	2,770,872

The financial statements on pages 27 to 71 were approved and authorised for issue by the Board of Directors on 22nd July, 2005 and are signed on its behalf by:

Lau Ko Yuen, Tom
Deputy Chairman & Managing Director

Chan Fut Yan
Director

BALANCE SHEET

At 31st March, 2005

	Notes	**2005 HK$'000**	2004 HK$'000
NON-CURRENT ASSET			
Interests in subsidiaries	17	**2,491,449**	3,036,455
CURRENT ASSETS			
Deposits and prepayments		**216**	940
Loan to a subsidiary – due within one year	17	**–**	71,000
Short term bank deposits		**749,579**	–
Bank balances		**29**	75
		749,824	72,015
CURRENT LIABILITIES			
Creditors and accrued expenses		**1,587**	740
Amount due to a subsidiary		**147,773**	–
Bank borrowings	29	**–**	1,992
		149,360	2,732
NET CURRENT ASSETS		**600,464**	69,283
NET ASSETS		**3,091,913**	3,105,738
CAPITAL AND RESERVES			
Share capital	33	**136,920**	134,525
Reserves	35	**2,954,993**	2,971,213
SHAREHOLDERS' FUNDS		**3,091,913**	3,105,738

Lau Ko Yuen, Tom
Deputy Chairman & Managing Director

Chan Fut Yan
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March, 2005

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000	Translation reserve HK$'000	Accumulated (losses) profits HK$'000	Total HK$'000
At 1st April, 2003	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations	–	–	–	–	–	142,847	–	142,847
Share of reserves of an associate	–	–	–	–	6,733	1,150	–	7,883
Net gain not recognised in consolidated income statement	–	–	–	–	6,733	143,997	–	150,730
Issue of shares under scrip dividend scheme	27,258	(27,258)	–	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	–	184,409	184,409
Exercise of warrants	965	2,895	–	–	–	–	–	3,860
Share issue expenses	–	(298)	–	–	–	–	–	(298)
Realised on disposal and dilution of interests in associates	–	–	–	–	(212)	(50,937)	–	(51,149)
Profit for the year	–	–	–	–	–	–	163,627	163,627
Dividends paid	–	–	–	–	–	–	(338,838)	(338,838)
At 31st March, 2004	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
Exchange differences arising from translation of overseas operations	–	–	–	–	–	14	–	14
Share of reserves of associates	–	–	–	–	(6,521)	11,631	–	5,110
Net (loss) gain not recognised in consolidated income statement	–	–	–	–	(6,521)	11,645	–	5,124
Issue of shares under scrip dividend scheme	2,395	(2,395)	–	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	–	17,591	17,591
Share issue expenses	–	(164)	–	–	–	–	–	(164)
Realised on partial disposal of subsidiaries	–	–	(238)	–	–	505	–	267
Realised on disposal and dilution of interests in associates	–	–	–	–	–	(96,067)	–	(96,067)
Profit for the year	–	–	–	–	–	–	522,857	522,857
Dividends paid	–	–	–	–	–	–	(40,717)	(40,717)
At 31st March, 2005	136,920	184,811	124,695	2,480,000	–	(561)	253,898	3,179,763

The accumulated profits of the Group include accumulated losses of approximately HK$120,401,000 (2004: accumulated profits of HK$123,577,000) and accumulated profits of approximately HK$13,720,000 (2004: HK$12,821,000) retained by the associates and jointly controlled entities of the Group, respectively.

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

The capital reserve of the Group represents the credit arising from the cancellation of share premium upon capital reorganisation of the Company, details of which are set out in note 35.

For the year ended 31st March, 2005

	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES		
Profit (loss) from operations	**53,638**	(77,246)
Adjustments for:		
Amortisation of goodwill	**3,371**	2,305
Impairment loss on property interests	**–**	1,496
Depreciation and amortisation of property, plant and equipment	**50,439**	71,666
Gain on disposal of property, plant and equipment	**(917)**	(3,312)
(Gain) loss on disposal of investment properties	**(1,129)**	2,152
Deficit arising on revaluation of investment properties	**–**	14,000
Impairment loss on properties held for sale	**3,000**	–
Impairment loss on goodwill	**9,554**	–
Impairment loss on listed investment securities	**92**	2,142
Net unrealised holding loss (gain) on listed other investments	**6,424**	(36)
Loss on option agreement	**–**	52,871
Gain on disposal of listed other investments	**–**	(3,892)
Allowance for amounts due from associates	**40,504**	21,526
Interest income	**(52,236)**	(37,300)
Operating cash flows before movements in working capital	**112,740**	46,372
Decrease (increase) in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation	**71,323**	(101,929)
Increase in properties held for sale	**(11,578)**	–
Decrease (increase) in debtors, deposits and prepayments	**83,754**	(22,096)
Increase in other investments	**(140,334)**	–
Decrease in amounts due from related companies	**–**	10,801
(Increase) decrease in amounts due from associates	**(14,195)**	20,667
(Decrease) increase in creditors and accrued expenses	**(94,204)**	8,351
Decrease in amounts due to associates	**(93,469)**	(23,092)
Cash used in operations	**(85,963)**	(60,926)
Hong Kong Profits Tax paid	**(680)**	(11,822)
Hong Kong Profits Tax refunded	**8,543**	–
Overseas tax paid	**(4,166)**	(4,487)
NET CASH USED IN OPERATING ACTIVITIES	**(82,266)**	(77,235)

CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

For the year ended 31st March, 2005

	Notes	2005 HK$'000	2004 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of interests in associates		**1,073,643**	573,107
Proceeds from disposal of investment properties		**61,129**	47,056
Proceeds from disposal of property, plant and equipment		**6,548**	30,798
Proceeds from disposal of other investments		**–**	23,599
Repayment of loans receivable		**51,325**	69,128
Repayment from an associate		**–**	4,000
Repayment from related companies		**87,879**	38,439
Repayment from a jointly controlled entity		**2,000**	3,000
Loans advanced to related companies		**(17,649)**	(86,881)
Amounts advanced to associates		**–**	(68,681)
Additions to investments in securities		**–**	(40,021)
Additions to property, plant and equipment		**(12,155)**	(9,859)
Additions to project under development		**(74,881)**	–
Additions to loans receivable		**(167,261)**	(13,500)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	36	**(443,908)**	(57,343)
Acquisition of interests in associates		**(1,562)**	(96,559)
Proceeds from of partial disposal of subsidiaries		**152,366**	–
Dividend received from associates		**40,560**	52,648
Dividend received from a jointly controlled entity		**4,000**	–
Interest received		**52,236**	26,895
NET CASH FROM INVESTING ACTIVITIES		**814,270**	495,826
FINANCING ACTIVITIES			
Repayment of bank borrowings		**(59,299)**	(215,493)
Dividend paid		**(23,126)**	(154,429)
Interest paid		**(10,432)**	(14,883)
Amount repaid to a jointly controlled entity		**(34,818)**	(13,759)
Loan repaid to minority shareholders		**(400)**	(4,373)
Acquisition of remaining minority interest in a subsidiary		**(400)**	–
Share issue expenses		**(164)**	(298)
Proceeds from issue of shares on exercise of warrants		**–**	3,860
New bank borrowings raised		**70,000**	–
Loan advanced from a minority shareholder		**341,000**	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES		**282,361**	(399,375)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**1,014,365**	19,216
CASH AND CASH EQUIVALENTS BROUGHT FORWARD		**233,207**	213,991
CASH AND CASH EQUIVALENTS CARRIED FORWARD		**1,247,572**	233,207
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Short term bank deposits		**1,044,337**	24,824
Bank balances and cash		**210,219**	225,431
Bank overdrafts		**(6,984)**	(17,048)
		1,247,572	233,207

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 44.

In October 2004, ITC Corporation Limited ("ITC"), the Company's former ultimate holding company which is incorporated in Bermuda with its securities listed on the Hong Kong Stock Exchange, has disposed of certain of its equity interest in the Company and became a substantial shareholder of the Company. Details of the disposal are contained in the joint announcement of the Company and ITC dated 19th October, 2004.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st March, 2005.

HKFRS 3 "Business Combinations" is applicable to business combinations for which the agreement date is on or after 1st January, 2005. The Group has not entered into any business combination for which the agreement date is on or after 1st January, 2005. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 31st March, 2005.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in certain securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation, amortisation and any identified impairment loss.

The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at the following rates per annum:

Plant and machinery	10%
Motor vehicles and vessels	10% – 20%
Furniture and fixtures	20%
Computer equipment	$33\frac{1}{3}$%

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Project under development

Project under development is stated at cost less identified impairment loss. Cost includes the cost of sea area use rights, development expenditure, borrowing costs capitalised and other attributable expenses.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, property rental and related income, and gross proceeds received and receivable from sale of investment securities during the year.

Revenue recognition

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Revenue from sale of properties is recognised upon the execution of a binding sales agreement.

Income from sale of investment securities is recognised when the sale contract becomes unconditional.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

3. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, as they fall due.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into six operating divisions namely building construction, civil engineering, specialist works, treasury investment, property investment and infrastructure. These divisions form the basis on which the Group reports its primary segment information.

Business segment information for the year ended 31st March, 2005 is presented below:

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Treasury investment HK$'000	Property investment HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER									
External sales	2,227,525	683,599	336,559	271,260	69,072	–	–	–	3,588,015
Inter-segment sales	11,942	–	134,433	–	16,532	–	–	(162,907)	–
	2,239,467	683,599	470,992	271,260	85,604	–	–	(162,907)	3,588,015
RESULT									
Segment result	46,446	15,269	10,215	8,159	22,889	–	–		102,978
Interest income									52,236
Allowance for amounts due from associates									(40,504)
Unallocated corporate expenses									(61,072)
Profit from operations									53,638
Finance costs									(6,266)
Gain on disposal and dilution of interests in associates									519,873
Gain on partial disposal of subsidiaries									67,968
Impairment loss on interest in an associate									(182,087)
Share of results of associates	6,437	(132)	(163)	–	–	–	73,518	–	79,660
Share of results of jointly controlled entities	–	898	–	–	–	–	–	–	898
Profit before taxation									533,684
Taxation									(11,812)
Profit before minority interests									521,872
Minority interests									985
Profit for the year									522,857

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Business segments *(Cont'd)*

At 31st March, 2005

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Treasury investment HK$'000	Property investment HK$'000	Infrastructure HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS								
Segment assets	916,772	470,439	165,315	173,284	746,076	1,911,835	–	4,383,721
Interests in associates	6,509	24,652	1,399	–	–	–	349,586	382,146
Interests in jointly controlled entities	–	9,544	–	–	–	–	–	9,544
Unallocated corporate assets								2,335,905
Total assets								7,111,316
LIABILITIES								
Segment liabilities	724,863	352,493	59,747	7,875	397,366	–	–	1,542,344
Unallocated corporate liabilities	–	–	–	–	–	–	–	1,853,314
Total liabilities								3,395,658
OTHER INFORMATION								
Capital additions	1,750	1,470	–	–	2,405	–	7,001	12,626
Amortisation of goodwill	2,305	–	–	–	–	–	1,066	3,371
Depreciation and amortisation of property, plant and equipment	19,441	1,959	10,741	–	11,094	–	9,349	52,584

Business segment information for the year ended 31st March, 2004 is presented below:

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER							
External sales	2,421,787	463,440	448,849	48,390	–	–	3,382,466
Inter-segment sales	22,169	–	76,384	15,635	–	(114,188)	–
	2,443,956	463,440	525,233	64,025	–	(114,188)	3,382,466
RESULT							
Segment result	(35,045)	(5,632)	(4)	14,898	–		(25,783)
Interest income							37,300
Allowance for amounts due from associates							(21,526)
Unallocated corporate expenses							(67,237)
Loss from operations							(77,246)
Finance costs							(9,829)
Gain on disposal and dilution of interests in associates	–	–	–	–	152,863	–	152,863
Share of results of associates	2,127	(16)	–	–	131,593	–	133,704
Share of results of jointly controlled entities	–	9,074	–	–	–	–	9,074
Profit before taxation							208,566
Taxation							(45,678)
Profit before minority interests							162,888
Minority interests							739
Profit for the year							163,627

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Business segments *(Cont'd)*

At 31st March, 2004

	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Property investment HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	1,002,397	450,958	179,949	559,663	–	2,192,967
Interests in associates	25,601	249	–	–	1,400,858	1,426,708
Interests in jointly controlled entities	–	14,817	–	–	–	14,817
Unallocated corporate assets						1,227,836
Total assets						4,862,328
LIABILITIES						
Segment liabilities	806,557	297,904	99,633	22,636	–	1,226,730
Unallocated corporate liabilities						854,278
Total liabilities						2,081,008
OTHER INFORMATION						
Capital additions	4,373	992	2,975	351	54,926	63,617
Amortisation of goodwill	2,305	–	–	–	–	2,305
Depreciation and amortisation of property, plant and equipment	27,955	6,415	21,072	11,430	8,802	75,674
Impairment loss on property interests	–	–	–	1,496	–	1,496
Loss on option agreement	–	–	–	–	52,871	52,871
Impairment loss on listed investment securities	–	–	–	–	2,142	2,142

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong and Macau (the "PRC"), Hong Kong and Macau.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover	
	2005 HK$'000	2004 HK$'000
Hong Kong	**3,476,116**	3,292,897
Macau	**71,871**	–
PRC	**40,028**	89,569
	3,588,015	3,382,466

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Cont'd)*

Geographical segments *(Cont'd)*

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
Hong Kong	**6,963,260**	3,990,936	**11,300**	61,591
PRC	**117,591**	109,085	**1,262**	2,026
Macau	**30,465**	–	**64**	–
Pacific region and South East Asia	**–**	762,307	**–**	–
	7,111,316	4,862,328	**12,626**	63,617

5. OTHER OPERATING INCOME

	2005 HK$'000	2004 HK$'000
Gain on disposal of listed other investments	**–**	3,892
Interest income	**52,236**	37,300
Net unrealised holding gain on listed other investments	**–**	36
Others	**283**	–
	52,519	41,228

6. OTHER OPERATING EXPENSES

	2005 HK$'000	2004 HK$'000
Impairment loss on listed investment securities	**92**	2,142
Loss on option agreement	**–**	52,871
Net unrealised holding loss on listed other investments	**6,424**	–
Impairment loss on properties held for sale	**3,000**	–
Impairment loss on goodwill	**9,554**	–
Allowance for amounts due from associates	**40,504**	21,526
	59,574	76,539

7. PROFIT (LOSS) FROM OPERATIONS

	2005 HK$'000	2004 HK$'000
Profit (loss) from operations has been arrived at after charging:		
Auditors' remuneration	**2,442**	2,030
Depreciation and amortisation:		
Property, plant and equipment (note (a) below)	**50,439**	71,666
Goodwill (included in administrative expenses)	**3,371**	2,305
Impairment loss on property interests	**–**	1,496
Operating lease rentals in respect of:		
Premises	**48**	3,556
Plant and machinery	**8,614**	3,616
Staff costs (note (b) below)	**128,589**	112,202
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$19,867,000 (2004: HK$20,171,000)	**13,154**	19,555
Plant and machinery	**64**	385
Gain on disposal of property, plant and equipment	**917**	3,312

Notes:

		2005 HK$'000	2004 HK$'000
(a)	Depreciation and amortisation of property, plant and equipment:		
	Owned assets	**52,584**	75,674
	Less: Amount capitalised in respect of contracts in progress	**(1,546)**	(4,008)
	Amount capitalised in respect of project under development	**(599)**	–
		50,439	71,666
(b)	Staff costs:		
	Directors' emoluments *(note 9)*:		
	Fees	**582**	100
	Retirement benefit scheme contributions	**880**	885
	Other emoluments	**29,049**	30,157
		30,511	31,142
	Other staff costs:		
	Salaries and other benefits	**286,002**	286,924
	Retirement benefit scheme contributions, net of forfeited contributions of HK$1,914,000 (2004: HK$1,462,000)	**9,900**	8,326
		326,413	326,392
	Less: Amount capitalised in respect of contracts in progress	**(197,824)**	(214,190)
		128,589	112,202

8. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Borrowing costs on:		
Bank borrowings wholly repayable within five years	**10,418**	13,628
Loan from a minority shareholder	**4,833**	–
Others	**14**	1,255
	15,265	14,883
Less: Amount capitalised in respect of contracts in progress	**(2,697)**	(5,054)
Amount capitalised in respect of project under development	**(6,302)**	–
	6,266	9,829

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2005 HK$'000	2004 HK$'000
Fees:		
Executive directors	**74**	80
Non-executive directors	**508**	20
	582	100
Other emoluments:		
Executive directors		
Salaries and other benefits	**11,949**	12,697
Discretionary bonus	**17,000**	17,000
Retirement benefit scheme contributions	**880**	885
Non-executive directors		
Salaries and other benefits	**100**	460
	29,929	31,042
	30,511	31,142

The emoluments of the directors were within the following bands:

	Number of directors 2005	2004
Nil to HK$1,000,000	**5**	3
HK$1,000,001 to HK$1,500,000	**2**	1
HK$1,500,001 to HK$2,000,000	**1**	2
HK$2,500,001 to HK$3,000,000	**1**	–
HK$3,000,001 to HK$3,500,000	**–**	1
HK$7,500,001 to HK$8,000,000	**3**	3

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (Cont'd)

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included four directors and one employee (2004: four directors and one employee). Particulars of the emoluments of these five highest paid individuals are as follows:

	2005 HK$'000	2004 HK$'000
Fees	**38**	40
Salaries and other benefits	**10,937**	10,557
Discretionary bonus	**16,700**	17,245
Retirement benefit scheme contributions	**696**	676
	28,371	28,518

Their emoluments were within the following bands:

	Number of employees 2005	 2004
HK$2,500,001 to HK$3,000,000	**2**	1
HK$3,000,001 to HK$3,500,000	–	1
HK$7,500,001 to HK$8,000,000	**3**	3

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2005 HK$'000	2004 HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current year	–	–
Underprovision in prior years	**21**	166
	21	166
Overseas taxation	**5,035**	3,322
Deferred taxation	**(28,828)**	(6,832)
Taxation attributable to the Company and its subsidiaries	**(23,772)**	(3,344)
Share of tax on results of associates	**35,413**	49,022
Share of tax on results of jointly controlled entities	**171**	–
	11,812	45,678

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

10. TAXATION *(Cont'd)*

The taxation charge for the year can be reconciled to the profit before taxation per the income statement as follows:

	2005 HK$'000	2004 HK$'000
Profit before taxation	**533,684**	208,566
Tax at Hong Kong Profits Tax rate of 17.5% (2004: 17.5%)	**93,395**	36,499
Tax effect of expenses not deductible for tax purpose	**44,883**	29,361
Tax effect of income not taxable for tax purpose	**(112,115)**	(43,366)
Tax effect of deductible temporary difference not recognised	**(3,434)**	245
Tax effect of utilisation of deductible temporary difference previously not recognised	**(4,857)**	(17,129)
Tax effect of tax losses not recognised	**11,655**	24,086
Tax effect of utilisation of tax losses previously not recognised	**(16,196)**	(8,220)
Tax effect of different tax rates of associates and jointly controlled entities operating in other jurisdictions	**(1,540)**	24,036
Underprovision in prior years	**21**	166
Taxation charge for the year	**11,812**	45,678

Details of the deferred taxation are set out in note 32.

11. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Interim dividend paid for 2005 – 1.5 cents (2004: 1.0 cent) per share	**20,538**	10,937
Special dividend declared for 2005 – 70.0 cents (2004: 29.0 cents paid) per share	**957,177**	317,174
Final dividend proposed for 2005 – 1.5 cents (2004: 1.5 cents) per share	**20,511**	20,179
	998,226	348,290

Of the dividends paid during the year, approximately HK$17,591,000 (2004: HK$184,409,000) was settled in shares under the Company's scrip dividend scheme announced by the directors of the Company on 23rd July, 2004 in respect of the final dividend for the year ended 31st March, 2004 and was credited to the accumulated profits of the Company during the year.

On 17th June 2005, the Board resolved to declare a special cash dividend of 70 cents per share. The amount of special cash dividend so declared was calculated by reference to 1,367,395,436 shares in issue.

The amount of the final dividend proposed for the year ended 31st March, 2005, which will be in scrip form with a cash option, has been calculated by reference to the 1,367,395,436 issued shares as at the date of this report.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings:		
Earnings for the purposes of basic earnings per share	**522,857**	163,627
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	–	(4,651)
Earnings for the purposes of diluted earnings per share	**522,857**	158,976
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	**1,355,352,439**	1,117,367,985
Effect of dilutive potential ordinary shares:		
Share options	**1,398,760**	–
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,356,751,199**	1,117,367,985

The computation of diluted earnings per share for the year ended 31st March, 2004 had not assumed the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price per share for that year.

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Plant and machinery HK$'000	Motor vehicles and vessels HK$'000	Furniture, fixtures and computer equipment HK$'000	Total HK$'000
THE GROUP					
COST					
At 1st April, 2004	256,029	413,391	84,923	137,628	891,971
On acquisition of subsidiaries	–	–	460	11	471
Additions	–	773	5,901	5,481	12,155
Disposals	–	(27,004)	(2,105)	(2,354)	(31,463)
At 31st March, 2005	256,029	387,160	89,179	140,766	873,134
DEPRECIATION, AMORTISATION AND IMPAIRMENT					
At 1st April, 2004	40,902	323,144	25,090	85,202	474,338
Provided for the year	4,995	24,958	9,531	13,100	52,584
Eliminated on disposals	–	(22,316)	(1,796)	(1,720)	(25,832)
At 31st March, 2005	45,897	325,786	32,825	96,582	501,090
NET BOOK VALUES					
At 31st March, 2005	210,132	61,374	56,354	44,184	372,044
At 31st March, 2004	215,127	90,247	59,833	52,426	417,633

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

The net book value of land and buildings held by the Group at the balance sheet date comprises the following:

	2005 HK$'000	2004 HK$'000
Long term leasehold properties in the PRC	**138**	141
Medium term leasehold properties in:		
Hong Kong	**209,426**	214,400
PRC	**568**	586
	210,132	215,127

14. INVESTMENT PROPERTIES

	THE GROUP	
	2005 HK$'000	2004 HK$'000
VALUATION		
Balance brought forward	**515,000**	572,608
Transfer from deposits and prepayments	**–**	5,600
Disposals	**(60,000)**	(49,208)
Deficit arising on revaluation charged to income statement	**–**	(14,000)
Balance carried forward	**455,000**	515,000

The carrying amount of investment properties held by the Group at the balance sheet date comprises the following:

	2005 HK$'000	2004 HK$'000
Long term leasehold properties in Hong Kong	**–**	60,000
Medium term leasehold properties in Hong Kong	**455,000**	455,000
	455,000	515,000

The Group's investment properties are held for rental purposes under operating leases. They were revalued on 31st March, 2005, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. No surplus or deficit was arisen on such revaluation.

15. PROJECT UNDER DEVELOPMENT

	2005 HK$'000	2004 HK$'000
On acquisition of subsidiaries	**1,724,684**	–
Additions	**81,782**	–
At 31st March, 2005	**1,806,466**	–

The amount relates to a development project located in Jiangsu Province, the PRC. The development project includes certain sea area use rights of HK$72,688,000, interest capitalised of HK$6,302,000 and other development expenditure. The Group intends to reclaim certain parcels of land from the sea for the development of a bulk handling port and properties for industrial use. According to the sea area use certificates, the sea area use rights are granted for a term of not less than 50 years commencing 2004. At 31st March, 2005, certain site formation has been commenced and the development is in progress.

16. GOODWILL

	THE GROUP HK$'000
COST	
At 1st April, 2004	385,531
On acquisition of subsidiaries	60,740
31st March, 2005	446,271
AMORTISATION AND IMPAIRMENT	
At 1st April, 2004	371,700
Provided for the year	3,371
Impairment loss recognised	9,554
At 31st March, 2005	384,625
NET BOOK VALUE	
At 31st March, 2005	61,646
At 31st March, 2004	13,831

The amortisation period adopted ranges from 10 to 20 years.

17. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2005 HK$'000	2004 HK$'000
Unlisted shares	**5**	212,921
Loans to subsidiaries	**–**	142,000
Amounts due from subsidiaries	**3,195,746**	3,456,836
	3,195,751	3,811,757
Less: Loan to a subsidiary due within one year	**–**	(71,000)
	3,195,751	3,740,757
Less: Allowance for amounts due from subsidiaries	**(704,302)**	(704,302)
	2,491,449	3,036,455

The unlisted shares are stated at costs, or at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In March 2004, the Company entered into a conditional sale and purchase agreement with Paul Y. Engineering Group Limited ("Paul Y. Engineering", formerly known as Skynet (International Group) Holdings Limited) for the disposal of the Company's entire equity interest in, and shareholder's loan to, Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("Paul Y Construction"), a direct wholly-owned subsidiary of the Company, in exchange for an indirect controlling interest in Paul Y. Engineering. Details of this and other acquisition of subsidiaries are set out in note 36.

The amounts due from subsidiaries are unsecured, interest free and have no fixed terms of repayment. The Company will not demand repayment within the next twelve months from the balance sheet date and, accordingly, the amounts are shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries at 31st March, 2005 are set out in note 44.

18. INTERESTS IN ASSOCIATES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Share of net assets:		
Listed shares in overseas (note (a) below)	**–**	545,310
Listed shares in Hong Kong (note (b) below)	**371,914**	460,494
Unlisted shares	**37,146**	23,828
Premium on acquisition of associates (note (c) below)	**–**	370,676
	409,060	1,400,308
Amount due from an associate (note (d) below)	**–**	26,400
	409,060	1,426,708
Less: Impairment loss recognised	**(26,914)**	–
	382,146	1,426,708
Market value of listed shares:		
in overseas	**–**	1,110,079
in Hong Kong	**139,763**	139,763
	139,763	1,249,842

Notes:

(a) The listed shares in overseas at 31st March, 2004 represented the Group's 21.3% equity interest in Downer EDI Limited ("Downer") which is a company listed in Australia and New Zealand and, together with its subsidiaries, is principally engaged in engineering and infrastructure contracting business. During the year, the Group has disposed of its 5.5 million shares in Downer at a price of A$2.2 each to certain executives of Downer pursuant to the incentive option agreement, and the remaining 56.2 million shares in Downer at a price of A$4.55 each to independent third parties. Details of these transactions are contained in the Company's announcements dated 10th December, 2004 and 15th December, 2004, respectively.

The resulting gain on disposal of Downer and the disposal of interests in other associates amounting to HK$519,873,000 (2004: HK$152,863,000) has been credited to the income statement.

18. INTERESTS IN ASSOCIATES *(Cont'd)*

Notes: (Cont'd)

(b) The listed shares in Hong Kong represents the Group's 29.4% (2004: 29.4%) equity interest in China Strategic Holdings Limited ("China Strategic") which is a company listed on the Hong Kong Stock Exchange and its financial year end date is 31st December. Since only published financial information of China Strategic is available and used by the Group in applying the equity method, the Group's share of interest in China Strategic at 31st March, 2005 is calculated based on the net assets of China Strategic at 31st December, 2004 and the results for China Strategic from 1st January, 2004 to 31st December, 2004.

The following details have been extracted from the financial information of China Strategic:

	1.1.2004 to 31.12.2004 HK$'000	1.1.2003 to 31.12.2003 HK$'000
Results for the year:		
Revenue from ordinary activities	**123,403**	2,884,493
Loss from ordinary activities before taxation	**(124,564)**	(169,184)
Loss from ordinary activities after taxation	**(131,028)**	(180,119)

	31.12.2004 HK$'000	31.12.2003 HK$'000
Financial position:		
Non-current assets	**808,151**	1,124,597
Current assets	**1,094,347**	1,064,647
Current liabilities	**(110,256)**	(161,090)
Non-current liabilities	**(184,946)**	(244,614)
Minority interests	**(295,609)**	(250,160)

On 14th March, 2005, China Strategic, Hanny Holdings Limited ("Hanny", a substantial shareholder of China Strategic) and certain others announced a proposed group restructuring by China Strategic and, on the same date, the Company and Hanny entered into a conditional sale and purchase agreement with an independent third party for the disposal of a 15.3% equity interest in China Strategic by each of the Company and Hanny. The directors, having considered the estimated recoverable amount under the conditional sale and purchase agreement, determined that an amount of HK$182,087,000 (2004: Nil) in respect of interest in the associate has been impaired and charged to the income statement.

The conditional sale and purchase agreement has not been completed as at date of this report.

18. INTERESTS IN ASSOCIATES *(Cont'd)*

Notes: (Cont'd)

(c) Movement of premium on acquisition of associates is analysed as follows:

	THE GROUP HK$'000
COST	
At 1st April, 2004	447,619
Additions	8,911
Eliminated on disposal and dilution of interest	(293,190)
At 31st March, 2005	163,340
AMORTISATION AND IMPAIRMENT	
At 1st April, 2004	76,943
Provided for the year	21,954
Impairment loss recognised	155,173
Eliminated on disposal and dilution of interest	(90,730)
At 31st March, 2005	163,340
NET BOOK VALUE	
At 31st March, 2005	–
At 31st March, 2004	370,676

The amortisation period adopted ranges from 10 to 20 years.

(d) The amount due from an associate in prior year was unsecured, bore interest at 1% over Hong Kong prime rate and had no fixed terms of repayment. In the opinion of the directors, the amount would not be repayable within the next twelve months from the balance sheet date and, accordingly, was shown as non-current.

Particulars of the Group's principal associates at 31st March, 2005 are set out in note 44.

19. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2005 **HK$'000**	2004 HK$'000
Share of net assets	**9,544**	12,817
Amount due from a jointly controlled entity	**–**	2,000
	9,544	14,817

The amount due from a jointly controlled entity was unsecured, interest free and was settled during the year.

Particulars of the Group's jointly controlled entities at 31st March, 2005 are set out in note 44.

20. OTHER LONG TERM INVESTMENTS

	THE GROUP	
	2005 HK$'000	2004 HK$'000
Unlisted investments, at cost:		
in Hong Kong	**15,093**	15,093
in overseas	**388**	388
	15,481	15,481

In the opinion of the directors, the above investments are worth at least their carrying value.

21. INVESTMENTS IN SECURITIES

	Investment *securities*		**Other *investments***		***Total***	
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
THE GROUP						
Listed equity securities:						
in Hong Kong	**389**	–	**159,326**	39,374	**159,715**	39,374
in overseas	**1,389**	1,481	**8,040**	–	**9,429**	1,481
Debt security:						
Eurobond – listed in overseas	**–**	–	**1,467**	–	**1,467**	–
Equity link notes – unlisted	**–**	–	**4,451**	–	**4,451**	–
	1,778	1,481	**173,284**	39,374	**175,062**	40,855
Market value of listed securities	**3,743**	1,481	**168,833**	39,374	**172,576**	40,855
Carrying amount analysed for reporting purposes as:						
Non-current	**1,778**	1,481	**–**	–	**1,778**	1,481
Current	**–**	–	**173,284**	39,374	**173,284**	39,374
	1,778	1,481	**173,284**	39,374	**175,062**	40,855

22. LOANS RECEIVABLE

	THE GROUP	
	2005 HK$'000	2004 HK$'000
The amounts bear interest at the following rates:		
Interest-free	**1,508**	–
1.5% over Paris Interbank Offered Rate	**4,032**	3,821
2% below Hong Kong prime rate	**69,869**	69,869
0.25% over Hong Kong prime rate	**100,000**	130,000
1% over Hong Kong prime rate	**2,000**	6,700
2% over Hong Kong prime rate	**14,500**	14,500
3% over Hong Kong prime rate	**–**	21,325
	191,909	246,215
Less: Amount due within one year shown under current assets	**(190,401)**	(196,215)
Amount due after one year	**1,508**	50,000
Analysed as:		
Secured	**1,508**	–
Unsecured	**190,401**	246,215
	191,909	246,215

23. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	THE GROUP	
	2005 HK$'000	2004 HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	**40,438,759**	35,203,304
Recognised profits less recognised losses	**882,008**	862,708
	41,320,767	36,066,012
Less: Progress billings	**(41,570,777)**	(36,248,942)
	(250,010)	(182,930)
Represented by:		
Amounts due from customers for contract works	**185,188**	273,210
Amounts due to customers for contract works	**(435,198)**	(456,140)
	(250,010)	(182,930)

At 31st March, 2005, retentions held by customers for contract works amounting to approximately HK$369,874,000 (2004: HK$369,983,000) were included in debtors, deposits and prepayments.

24. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$399,560,000 (2004: HK$492,753,000) and their aged analysis is as follows:

	THE GROUP	
	2005 HK$'000	2004 HK$'000
Within 90 days	**329,058**	432,280
More than 90 days and within 180 days	**2,839**	3,784
More than 180 days	**67,663**	56,689
	399,560	492,753

Included in debtors, deposits and prepayments is an amount of approximately HK$123,711,000 (2004: HK$123,711,000) which represents the Group's share of losses arising on certain construction contracts to be recovered from an ex-shareholder of Downer under guarantees provided by the ex-shareholder. The Group has proceeded a court action against the ex-shareholder. Subsequent to the balance sheet date, the Court of First Instance ordered that judgment is to be entered for the Group against the ex-shareholder and the Group is entitled to recover the losses together with interest and other expenses incurred from the ex-shareholder.

The amount also includes balance of proceeds from disposal of interest in Downer of approximately HK$449,174,000 (2004: Nil) deposited with a broker in Australia. The amount was withheld by the Australian Taxation Office until the clearance of all tax liability arising from the disposal of Downer's shares. Subsequent to the balance sheet date, an amount of approximately HK$314,138,000 has been paid to the Australian Taxation Office out of the deposits with the broker.

25. AMOUNTS DUE FROM RELATED COMPANIES

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Loans receivable:		
Associate of ITC (note (a) below)	**149,333**	149,333
Associates of China Strategic (note (a) below)	**169,463**	86,881
Other related company (note (b) below)	**779**	–
	319,575	236,214
Other receivables:		
Associates of ITC (note (a) below)	**15,665**	28
Associates of China Strategic (note (a) below)	**11,567**	2,239
Other related companies (note (a) below)	**74**	289
	346,881	238,770
Less: Amount due within one year shown under current assets	**(346,102)**	(238,770)
Amount due after one year	**779**	–
Analysed as:		
Secured	**779**	–
Unsecured	**346,102**	238,770
	346,881	238,770

Notes:

(a) The companies are related companies of the Group as they are under common directorship with ITC.

The amounts are unsecured, repayable within one year and interest free except for loans receivable of HK$318,796,000 (2004: HK$236,214,000) which bear interest at 2% over Hong Kong prime rate.

(b) The amount represents loan to a shareholder of an associate and is secured, bearing interest at prevailing market rate and repayable in October 2006.

26. AMOUNTS DUE FROM (TO) ASSOCIATES AND AMOUNTS DUE TO JOINTLY CONTROLLED ENTITIES

The amounts are unsecured, have no fixed terms of repayment and interest free except for an amount due from an associate of HK$174,695,000 (2004: HK$174,659,000) which bears interest at 2% over Hong Kong prime rate.

27. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors of approximately HK$236,743,000 (2004: HK$338,430,000) and their aged analysis is as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Within 90 days	**218,556**	320,155
More than 90 days and within 180 days	**1,129**	5,064
More than 180 days	**17,058**	13,211
	236,743	338,430

Included in creditors and accrued expenses is margin account owed to brokers of approximately HK$5,819,000

28. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount is unsecured, repayable within one year and interest free.

29. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2005 **HK$'000**	2004 HK$'000	**2005** **HK$'000**	2004 HK$'000
Bank borrowings comprise:				
Mortgage loans	**337,000**	364,000	**–**	–
Bank loans	**245,976**	180,000	**–**	–
Bank overdrafts	**6,984**	17,048	**–**	1,992
	589,960	561,048	**–**	1,992
Analysed as:				
Secured	**517,000**	544,000	**–**	–
Unsecured	**72,960**	17,048	**–**	1,992
	589,960	561,048	**–**	1,992
The bank borrowings are repayable as follows:				
Within one year or on demand	**289,960**	44,048	**–**	1,992
More than one year, but not exceeding two years	**300,000**	217,000	**–**	–
More than two years, but not exceeding five years	**–**	300,000	**–**	–
	589,960	561,048	**–**	1,992
Less: Amount due within one year or on demand shown under current liabilities	**(289,960)**	(44,048)	**–**	(1,992)
Amount due after one year	**300,000**	517,000	**–**	–

30. LOAN FROM A MINORITY SHAREHOLDER

The amount is unsecured, repayable after one year and bears interest at 2% below Hong Kong prime rate.

31. PROVISION FOR LONG SERVICE PAYMENTS

The provision represents long service payments made in respect of qualified employees of the Group pursuant to the requirements under the Employment Ordinance.

32. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Undistributed earnings of an associate HK$'000	Tax losses HK$'000	Recognition of contracting income HK$'000	Revaluation of project under development HK$'000	Others HK$'000	Total HK$'000
THE GROUP							
At 1st April, 2003	41,486	29,918	(11,290)	(3,333)	–	219	57,000
Charge (credit) to income statement	(9,424)	11,056	2,942	(93)	–	(204)	4,277
Realised on dilution of interest in an associate	–	(19,799)	–	–	–	–	(19,799)
Exchange differences	–	8,690	–	–	–	–	8,690
At 31st March, 2004	32,062	29,865	(8,348)	(3,426)	–	15	50,168
Charge (credit) to income statement	76	–	1,860	(897)	–	(2)	1,037
On acquisition of subsidiaries	–	–	–	–	900,000	–	900,000
Realised on disposal of an associate	–	(29,865)	–	–	–	–	(29,865)
At 31st March, 2005	32,138	–	(6,488)	(4,323)	900,000	13	921,340

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation for financial reporting purposes:

	THE GROUP	
	2005 HK$'000	2004 HK$'000
Deferred tax liabilities	**923,020**	52,882
Deferred tax assets	**(1,680)**	(2,714)
	921,340	50,168

At 31st March, 2005, the Group and the Company has unused tax losses of approximately HK$1,807,000,000 (2004: HK$1,354,000,000) and HK$3,806,000 (2004: HK$284,000), respectively available for offset against future taxable profits. A deferred tax asset has been recognised by the Group in respect of approximately HK$37,000,000 (2004: HK$48,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised by the Group and the Company due to the unpredictability of future profit streams.

33. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2003, 31st March, 2004 and 31st March, 2005	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2003	1,063,016,037	106,302
Exercise of warrants	9,648,758	965
Issue of new shares pursuant to scrip dividend scheme	272,584,224	27,258
At 31st March, 2004	1,345,249,019	134,525
Issue of new shares pursuant to scrip dividend scheme	23,946,417	2,395
At 31st March, 2005	1,369,195,436	136,920

Pursuant to the scrip dividend schemes which was announced by the Company on 23rd July, 2004, the Company issued 23,946,417 (2004: 272,584,224) new ordinary shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2004. These shares rank pari passu with the then exiting shares in all respects.

34. SHARE OPTION SCHEMES

(a) Initial Share Option Scheme

In accordance with the Company's share option scheme (the "Initial Share Option Scheme") which was adopted on 1st September, 1993 for recognition of past services contributed by the eligible directors and employees, the directors of the Company may at their discretion grant options to any directors or full time employees of the Company or any of its subsidiaries to subscribe for shares in the Company. The Initial Share Option Scheme was expired on 31st August, 2003.

The following table discloses details of the Company's share options under the Initial Share Option Scheme and movements in such holdings during the prior year:

		Number of shares of the Company to be issued upon exercise of the share options		
Date of grant	Exercise price per share HK$	Balance at 1.4.2003	Lapsed during the year	Balance at 31.3.2004
17.12.1999	0.5552	16,100,000	(16,100,000)	–

All options granted under the Initial Share Option Scheme were lapsed during the year ended 31st March, 2004.

34. SHARE OPTION SCHEMES *(Cont'd)*

(b) New Share Option Scheme

On 27th August, 2002, the Company adopted a new share option scheme (the " Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The Share Option Scheme will remain in force for a period of ten years from that date.

Under the Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules") from time to time; and (ii) the nominal value of the Company's shares.

The maximum number of shares which may be issued upon the exercise of all options to be granted under the Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company as at its adoption date, i.e. 103,674,492 shares. An ordinary resolution relating to the refreshing of the scheme limit on grant of options under the Share Option Scheme and any other share option scheme(s) of the Company up to 10% of the shares of the Company in issue as at the date of such general meeting, i.e. 134,524,901 shares, representing 9.84% of the issued share capital of the Company as at the date of this report, was passed at the annual general meeting of shareholders of the Company held on 7th September, 2004. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the foregoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time.

34. SHARE OPTION SCHEMES *(Cont'd)*

(b) New Share Option Scheme *(Cont'd)*

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of the Company in general meeting in advance.

Details of the share options which were granted under the Share Option Scheme during the year to certain Eligible Persons of the Group to subscribe for shares in the Company are as follows:

			Number of shares of the Company to be issued upon exercise of the share options			
Date of grant	**Exercisable period**	**Exercise price per share** HK$	**Outstanding as at 1.4.2004**	**Granted during the year**	**Lapsed during the year**	**Outstanding as at 31.3.2005**
28.12.2004	28.12.2004 to 26.08.2012	1.94	–	22,100,000	–	22,100,000
28.12.2004	28.12.2004 to 26.08.2012	2.20	–	22,100,000	–	22,100,000
			–	44,200,000	–	44,200,000

There is no consideration received during the year from Eligible Persons for taking up the options granted.

The above options were all granted to directors of the Company.

No share options under the Share Option Scheme were outstanding or granted during the year ended 31st March, 2004.

As at 31st March, 2005, the number of shares in respect of outstanding share options granted under the Share Option Scheme was 44,200,000 (2004: Nil), representing 3.23% (2004: Nil) of the shares of the Company in issue as at that date.

35. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY				
At 1st April, 2003	212,031	2,480,000	425,310	3,117,341
Premium on issues of shares	2,895	–	–	2,895
Issue of shares under scrip dividend scheme	(27,258)	–	–	(27,258)
Credit arising on scrip dividends *(note 11)*	–	–	184,409	184,409
Share issue expenses	(298)	–	–	(298)
Profit for the year	–	–	32,962	32,962
Dividends paid	–	–	(338,838)	(338,838)
At 31st March, 2004	187,370	2,480,000	303,843	2,971,213
Issue of shares under scrip dividend scheme	(2,395)	–	–	(2,395)
Credit arising on scrip dividends *(note 11)*	–	–	17,591	17,591
Share issue expenses	(164)	–	–	(164)
Profit for the year	–	–	9,465	9,465
Dividends paid	–	–	(40,717)	(40,717)
At 31st March, 2005	184,811	2,480,000	290,182	2,954,993

The capital reserve of the Company represents the credit arising from the cancellation of share premium upon capital reorganisation. The Company has given a guarantee in favour of, and entered into a letter of undertaking (the "Letter of Undertaking") with, a bank in connection with a loan agreement (the "Loan Agreement") entered into between certain subsidiaries of the Company and the bank. Pursuant to the Letter of Undertaking, so long as any sums remain outstanding under the Loan Agreement, the Company cannot, under certain circumstances, without the prior consent from the bank, reduce or distribute or use the capital reserve including the transfer to any contributed surplus account.

In the opinion of the directors, the Company's reserves available for distribution to shareholders at 31st March, 2005 amounted to approximately HK$290,182,000 (2004: HK$303,843,000).

36. ACQUISITION OF SUBSIDIARIES

During the year, the Company acquired the following subsidiaries:

(a) As mentioned in note 17, the Company entered into a conditional sale and purchase agreement dated 29th March, 2004 with Paul Y. Engineering pursuant to which the Company agreed to dispose of its 100% equity interest in, and shareholder's loan to, Paul Y Construction and certain of its subsidiaries which are principally engaged in civil engineering works, building construction, specialist works, project management and construction management, in exchange for the issuance and allotment of 400,000,000 ordinary shares of HK$0.5 each in Paul Y. Engineering, credited as fully paid, at an issue price of HK$1.0 per share. Details of the transactions are contained in the Company's circular dated 30th November, 2004. The acquisition was completed in January 2005 and Paul Y. Engineering, a company listed on the Hong Kong Stock Exchange and, together with its subsidiaries, is engaged in marble and granite products trading and installation business, then became a subsidiary of the Company.

36. ACQUISITION OF SUBSIDIARIES *(Cont'd)*

(b) In April 2004, the Group acquired a 90.1% of the issued share capital of, and shareholder's loan to, Global Achiever Limited for a cash consideration of HK$396,197,000. Global Achiever Limited indirectly holds 60% interest in each of Jiangsu Yangtong Investment and Development Co., Ltd. and Jiangsu Yangkou Port Development and Investment Co., Ltd., which held certain sea area use rights in Jiangsu Province, the PRC for the joint development of a bulk handling port and properties for industrial use. Details of the transaction are contained in the Company's circular dated 5th May, 2004.

(c) In October 2004, the Group acquired the entire equity interest in Redcliff Property Corp. ("Redcliff") and Yetwide Investments Limited ("Yetwide") for an aggregate cash consideration of HK$43,030,000. Both Redcliff and Yetwide are engaged in the property development and sale in Taishan, the PRC.

The above transactions have been accounted for by the purchase method of accounting. The effect of the acquisition is summarised as follows:

	2005 HK$'000	2004 HK$'000
Net assets acquired:		
Project under development	**1,724,684**	–
Property, plant and equipment	**471**	53,758
Investment securities	**389**	–
Properties held for sale	**82,700**	–
Debtors, deposits and prepayments	**16,704**	–
Unsecured loans receivable	**–**	3,585
Bank balances and cash	**4,649**	–
Creditors and accrued expenses	**(70,006)**	–
Taxation payable	**(398)**	–
Bank borrowings	**(28,275)**	–
Deferred taxation	**(900,000)**	–
Minority interests	**(418,389)**	–
	412,529	57,343
Goodwill arising on acquisition	**60,740**	–
Total consideration	**473,269**	57,343
Satisfied by:		
Cash consideration	**448,557**	57,343
Dilution of interests in subsidiaries reclassified to minority interests *(note 37)*	**24,712**	–
	473,269	57,343
Net cash outflow arising on acquisition of subsidiaries:		
Cash paid	**(448,557)**	(57,343)
Bank balances and cash acquired	**4,649**	–
	(443,908)	(57,343)

The subsidiaries acquired during the year contributed HK$28,977,000 (2004: Negligible) to the Group's turnover and a loss of HK$5,420,000 (2004: Negligible) to the Group's profit from operations.

37. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) additional shares were issued as scrip dividends during the year as set out in note 33; and

(b) the consideration for the acquisition of Paul Y. Engineering was satisfied by the partial disposal of interests in subsidiaries as set out in note 36.

38. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

39. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2005 **HK$'000**	2004 HK$'000	**2005** **HK$'000**	2004 HK$'000
Outstanding performance bonds in respect of construction contracts	**310,503**	623,257	–	–
Guarantees given to banks and financial institutions in respect of general banking facilities granted to subsidiaries	–	–	**903,212**	1,174,903
	310,503	623,257	**903,212**	1,174,903

40. OPERATING LEASE ARRANGEMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Within one year	**2,059**	809
In the second to fifth year inclusive	**3,968**	1,607
After five years	**407**	718
	6,434	3,134

Leases are negotiated, and monthly rentals are fixed, for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Within one year	**28,898**	26,391
In the second to fifth year inclusive	**18,666**	13,826
	47,564	40,217

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements at the balance sheet date.

41. PLEDGE OF ASSETS

At 31st March, 2005, certain of the Group's property, plant and equipment, investment properties, and investments in securities with an aggregate value of approximately HK$752,912,000 (2004: HK$668,638,000), the issued shares of certain subsidiaries of the Company, and the Group's benefits under certain construction contracts have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$522,819,000 (2004: HK$544,000,000) were utilised as at 31st March, 2005.

42. COMMITMENTS

	THE GROUP	
	2005	2004
	HK$'000	HK$'000
Expenditure contracted for but not provided in the financial statements in respect of acquisition of:		
– Equity investments	**48,126**	450,671
– Property, plant and equipment	**90,710**	–
	138,836	450,671

The Company did not have any significant capital commitment at the balance sheet date.

43. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following transactions with its related parties during the year:

Class of related party	Nature of transactions	2005 HK$'000	2004 HK$'000
Associates of the Group	Construction works charged by the Group	**41,813**	182
	Purchase of concrete products by the Group	**36**	104
	Subcontracting fees charged to the Group	**300**	5,437
	Interest income charged by the Group	**–**	7,357
	Service fees charged to the Group	**–**	308
	Rentals and related building management fee charged by the Group	**590**	2,074
	Service fees charged to the Group	**–**	406
	Project management fees charged by the Group	**5,285**	–
Jointly controlled entities of the Group	Construction works charged by the Group	**–**	268
	Project management fees charged by the Group	**300**	–
	Subcontracting fees charged to the Group	**7,246**	104,734
	Service fees charged by the Group	**303**	144
	Rentals charged by the Group	**–**	102
Subsidiaries of ITC	Rentals and related building management fee charged by the Group	**577**	780
	Purchase of building materials and related installation works by the Group	**20**	34
	Rental income charged by the Group	**420**	–
	Service fee charged by the Group	**53**	–
Associates of ITC	Rentals and related building management fee charged by the Group	**4,610**	2,930
	Interest income charged by the Group	**10,486**	13,332
	Service fee charged by the Group	**106**	–
	Project management fees charged by the Group	**330**	–
Other related companies	Rental and related building management fee charged by the Group	**6,150**	6,896
	Interest income charged by the Group	**20,943**	10,253
	Subcontracting fees charged by the Group	**7**	1,207
	Purchase of medicine and health products by the Group	**–**	432
	Service fees charged to the Group	**2,120**	641
	Sales of property, plant and equipment by the Group	**5**	–
	Sales of goods by the Group	**159**	–
Minority shareholder of a subsidiary	Interest charged to the Group	**4,833**	–

43. RELATED PARTY TRANSACTIONS AND BALANCES (Cont'd)

Other related companies are companies under common directorship or common control with ITC.

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of concrete products and building materials and sale of goods were carried out in accordance with negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee and project management fee were charged at pre-agreed rates.

(e) Rentals were charged at pre-agreed fixed monthly amounts.

Details of the balances with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 18, 19, 25 and 26.

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31st March, 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calisan Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Century Harbour Limited	British Virgin Islands	US$1 ordinary 1 share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	65.17	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares (note (i) below)	–	–	
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Glory Well Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding
Hamker Concrete Products Limited	Hong Kong	HK$10,000,000 ordinary shares	85	55.39	Manufacturing and trading of concrete products

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Cont'd)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2005 are as follows: *(Cont'd)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Hanfull Enterprises Limited	British Virgin Islands	US$1 ordinary share	100	100	Securities investment
Jiangsu Yangtong Investment and Development Co., Ltd.	PRC	US$13,332,000 registered capital (note (ii) below)	60	54.06	Port development
Jiangsu Yangkou Port Development and Investment Co., Ltd.	PRC	US$16,650,000 registered capital (note (ii) below)	60	54.06	Port development
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. - CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	45.62	Civil engineering
Paul Y. - CREC Joint Venture	Hong Kong	– (note (iii) below)	70	45.62	Civil engineering
Paul Y. (E & M) Contractors Limited (formerly known as Paul Y. - ITC (E & M) Contractors Limited)	Hong Kong	HK$20,000,000 ordinary shares	99.9998	65.17	Provision of electrical, mechanical and building services
Paul Y. Builders Group Limited (formerly known as Paul Y. - ITC Construction Group Limited)	Hong Kong	HK$2 ordinary shares	100	65.17	Investment holding
		HK$1,000,000 non-voting deferred shares (note (v) below)	–	–	
Paul Y. Builders Limited (formerly known as Paul Y. - ITC Construction Limited)	Hong Kong	HK$102,000,000 ordinary shares	100	65.17	Building construction
Paul Y. Construction & Engineering Co. Limited (formerly known as Paul Y. - ITC Construction & Engineering Co. Limited)	Hong Kong	HK$42,000,000 ordinary shares	100	65.17	Building construction and specialist works
Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Limited)	Bermuda	HK$288,350,000	65.17	65.17	Investment holding
Paul Y. General Contractors Limited (formerly known as Paul Y. - ITC General Contractors Limited)	Hong Kong	HK$36,000,000 ordinary shares	100	65.17	Civil engineering and building construction
Paul Y. Interior Contractors Limited (formerly known as Paul Y. - ITC Interior Contractors Limited)	Hong Kong	HK$2 ordinary shares	100	65.17	Interior decoration works

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Cont'd)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2005 are as follows: *(Cont'd)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. - ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100 *	100	Investment holding
Paul Y. - ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. Plant Hire Limited (formerly known as Paul Y. - ITC Plant Hire Limited)	Hong Kong	HK$2 ordinary shares	100	65.17	Hire of motor vehicles and plant and machinery
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares (note (iv) below)	–	–	
Paul Y. Construction (China) Limited	PRC	RMB60,000,000 registered capital	100	65.17	Civil engineering and building construction
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	65.17	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	65.17	Civil engineering and foundation works
Paul Y. Management Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Management and secretarial services
Paul Y. Project Management International Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Project management services and investment holding
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100 *	100	Investment holding
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	65.17	Civil engineering
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital (note (ii) below)	100	65.17	Civil engineering and building construction
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	65.17	Manufacturing and trading of concrete products

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(Cont'd)*

(a) Particulars of the Company's principal subsidiaries at 31st March, 2005 are as follows: *(Cont'd)*

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company*/ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	65.17	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares (note (v) below)	100	65.17	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	65.17	Investment holding
Winstate Limited	British Virgin Islands	US$1 ordinary share	100	100	Vessel owning

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited, Jiangsu Yangtong Investment and Development Co., Ltd., Jiangsu Yangkou Port Development and Investment Co., Ltd. and Tai Shan Paul Y. Construction Co., Ltd., all of which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. - CREC Joint Venture which is an unincorporated business and Paul Y. Engineering Group Limited which is listed in Hong Kong.

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) All of those subsidiaries are the sino-foreign equity joint venture companies.

(iii) No capital has been contributed by the joint venture partners of the joint venture.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

44. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES (Cont'd)

(b) Particulars of the Company's principal associates at 31st March, 2005 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
China Strategic Holdings Limited ("China Strategic")	Hong Kong	HK$88,159,508.70 ordinary shares	29.4	Investment holding
CSCEC - Paul Y. Construction Company Limited	PRC	US$10,000,000 registered capital (note below)	20.4	Civil engineering and building construction
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	32.6	Civil engineering
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital (note below)	32.6	Manufacturing and trading of concrete products
Zhong Yu - Paul Y. Project Management Company Limited	PRC	US$500,000 registered capital (note below)	26.1	Project management and consultancy services

All of the above associates are private limited companies except China Strategic which is listed in Hong Kong.

All of the above associates are held by the Company indirectly.

Note: The company is a Sino-foreign equity joint venture company.

(c) Particulars of the Company's jointly controlled entities at 31st March, 2005 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group %	Principal activities
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	32.6	Civil engineering
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	– (note below)	32.6	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital to this joint venture.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

	For the year ended 31st March,				
	2001 HK$'000	2002 HK$'000	2003 HK$'000	2004 HK$'000	**2005 HK$'000**
RESULTS					
Group turnover	10,803,255	5,343,810	3,636,182	3,382,466	**3,588,015**
(Loss) profit before taxation	(313,144)	125,243	(316,718)	208,566	**533,684**
Taxation	(29,344)	(49,020)	(37,809)	(45,678)	**(11,812)**
(Loss) profit before minority interests	(342,488)	76,223	(354,527)	162,888	**521,872**
Minority interests	(91,343)	(6,605)	498	739	**985**
(Loss) profit for the year	(433,831)	69,618	(354,029)	163,627	**522,857**

	At 31st March,				
	2001 HK$'000	2002 HK$'000	2003 HK$'000	2004 HK$'000	**2005 HK$'000**
ASSETS AND LIABILITIES					
Total assets	6,178,645	6,194,242	4,873,156	4,862,328	**7,111,316**
Total liabilities	(3,375,253)	(3,231,305)	(2,199,065)	(2,081,008)	**(3,395,658)**
Minority interests	(15,162)	(15,664)	(15,560)	(10,448)	**(535,895)**
Shareholders' funds	2,788,230	2,947,273	2,658,531	2,770,872	**3,179,763**

SCHEDULE OF PROPERTY INTERESTS

At 31st March, 2005

INVESTMENT PROPERTIES

Location	Purpose	Term of lease	Group interest %
Paul Y. Centre 51 Hung To Road Kwun Tong Kowloon Hong Kong	Industrial/Office	Medium term	100

投資物業

地點	用途	租約年期	本集團所佔權益 %
香港 九龍觀塘 鴻圖道51號 保華企業中心	工業／寫字樓	中期	100

	截至三月三十一日止年度 二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	二零零四年 千港元	**二零零五年 千港元**
業績					
本集團營業額	10,803,255	5,343,810	3,636,182	3,382,466	**3,588,015**
除税前(虧損)溢利	(313,144)	125,243	(316,718)	208,566	**533,684**
税項	(29,344)	(49,020)	(37,809)	(45,678)	**(11,812)**
未計少數股東權益前(虧損)溢利	(342,488)	76,223	(354,527)	162,888	**521,872**
少數股東權益	(91,343)	(6,605)	498	739	**985**
年度(虧損)溢利	(433,831)	69,618	(354,029)	163,627	**522,857**

	於三月三十一日 二零零一年 千港元	二零零二年 千港元	二零零三年 千港元	二零零四年 千港元	**二零零五年 千港元**
資產與負債					
總資產	6,178,645	6,194,242	4,873,156	4,862,328	**7,111,316**
總負債	(3,375,253)	(3,231,305)	(2,199,065)	(2,081,008)	**(3,395,658)**
少數股東權益	(15,162)	(15,664)	(15,560)	(10,448)	**(535,895)**
股東資金	2,788,230	2,947,273	2,658,531	2,770,872	**3,179,763**

44. 主要附屬公司、聯營公司及共同控制機構資料(續)

(b) 本公司主要聯營公司於二零零五年三月三十一日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比 %	主要業務
中策集團有限公司(「中策」)	香港	88,159,508.70港元普通股	29.4	投資控股
中建保華建築有限責任公司	中國	10,000,000美元註冊資本(下文附註)	20.4	土木工程及樓宇建造
保華－中鐵建築有限公司	香港	100港元普通股	32.6	土木工程
深圳珠江均安水泥製品有限公司	中國	6,320,000人民幣註冊資本(下文附註)	32.6	混凝土產品製造及貿易
北京中宇保華工程項目管理有限公司	中國	500,000美元註冊資本(下文附註)	26.1	項目管理及諮詢服務

上述所有聯營公司均為私人有限公司，惟中策在香港上市。

上述所有聯營公司均由本公司間接持有。

*附註：*該公司為中外合資合營公司。

(c) 本公司共同控制機構於二零零五年三月三十一日之詳情如下：

共同控制機構名稱	成立地點	已發行及繳足股本	本集團應佔已發行股本百分比 %	主要業務
DL & PY JV Limited	香港	2港元普通股	32.6	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	－(下文附註)	32.6	土木工程

附註： 合營人並無出資，但本集團已向此合營企業提供營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

44. 主要附屬公司、聯營公司及共同控制機構資料（續）

(a) 本公司主要附屬公司於二零零五年三月三十一日之詳情如下（續）：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	已發行股本／註冊資本百分比 本集團應佔 %	主要業務
聯力混凝土製品（香港）有限公司	香港	200港元普通股	100	65.17	混凝土產品製造及貿易
		1,000,000港元無投票權遞延股（下文附註(v)）	100	65.17	
Unistress Group Limited	英屬處女群島	1美元普通股	100	65.17	投資控股
Winstate Limited	英屬處女群島	1美元普通股	100	100	船舶持有

上述所有附屬公司均在香港營運，惟恆加混凝土制品有限公司、江蘇洋通開發投資有限公司、江蘇洋口港投資開發有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC Joint Venture為尚未立案之業務，而保華建業集團有限公司則在香港上市。

附註：

(i) 此等無投票權遞延股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(ii) 此等附屬公司均為中外合資合營公司。

(iii) 此等合營企業之合夥人並無出資。

(iv) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

44. 主要附屬公司、聯營公司及共同控制機構資料（續）

(a) 本公司主要附屬公司於二零零五年三月三十一日之詳情如下（續）：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	已發行股本／註冊資本百分比 本集團應佔 %	主要業務
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元普通股	100*	100	投資控股
保華德祥管理有限公司	香港	2港元普通股	100	100	管理服務
保華機械租賃有限公司（前稱保華德祥機械租賃有限公司）	香港	2港元普通股	100	65.17	汽車、設備及機械租賃
保華物業管理有限公司	香港	2港元普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元普通股	100	65.17	土木工程、樓宇建造及投資控股
		50,000,000港元無投票權優先股（下文附註(iv)）	–	–	
保華建築（中國）有限公司	中國	60,000,000人民幣註冊資本	100	65.17	土木工程及樓宇建造
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元普通股	100	65.17	投資控股
保華地基有限公司	香港	10,000,000港元普通股	100	65.17	土木工程及地基工程
保華管理有限公司	香港	2港元普通股	100	65.17	管理及秘書服務
保華國際工程管理有限公司	香港	2港元普通股	100	65.17	項目管理服務及投資控股
Paul Y. Properties Group Limited	英屬處女群島	1美元普通股	100*	100	投資控股
保華隧道工程有限公司	香港	2港元普通股	100	65.17	土木工程
台山市保華建築有限公司	中國	5,005,340美元註冊資本（下文附註(ii)）	100	65.17	土木工程及樓宇建造
預力剛混凝土製品（香港）有限公司	香港	12,000,002港元普通股	100	65.17	混凝土產品製造及貿易

44. 主要附屬公司、聯營公司及共同控制機構資料（續）

(a) 本公司主要附屬公司於二零零五年三月三十一日之詳情如下（續）：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Hanfull Enterprises Limited	英屬處女群島	1美元普通股	100	100	證券投資
江蘇洋通開發投資有限公司	中國	13,332,000美元註冊資本（下文附註(ii)）	60	54.06	港口發展
江蘇洋口港投資開發有限公司	中國	16,650,000美元註冊資本（下文附註(ii)）	60	54.06	港口發展
志恒投資有限公司	香港	1,200,000港元普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元普通股	70	45.62	土木工程
Paul Y. - CREC Joint Venture	香港	–（下文附註(iii)）	70	45.62	土木工程
保華機電工程有限公司（前稱保華德祥機電工程有限公司）	香港	20,000,000港元普通股	99.9998	65.17	提供電機及建造服務
保華建造集團有限公司（前稱保華德祥建業集團有限公司）	香港	2港元普通股	100	65.17	投資控股
		1,000,000港元無投票權遞延股（下文附註(v)）	–	–	
保華建造有限公司（前稱保華德祥建築有限公司）	香港	102,000,000港元普通股	100	65.17	樓宇建造
保華建築工程有限公司（前稱保華德祥建築工程有限公司）	香港	42,000,000港元普通股	100	65.17	樓宇建造及專項工程
保華建業集團有限公司（前稱天網（國際集團）有限公司）	百慕達	288,350,000港元	65.17	65.17	投資控股
保華建築營造有限公司（前稱保華德祥營造有限公司）	香港	36,000,000港元普通股	100	65.17	土木工程及樓宇建造
保華裝飾工程有限公司（前稱保華德祥裝飾工程有限公司）	香港	2港元普通股	100	65.17	室內裝修工程

43. 關連人士交易及結餘(續)

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

上述交易按以下基準進行:

(a) 建築工程及分承包費乃根據市價或(倘無市價可供參考)有關各方決定及同意之條款收取。

(b) 購買混凝土產品及建築材料以及銷售貨品乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費及項目管理費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註18、19、25及26。

44. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零五年三月三十一日之詳情如下:

附屬公司名稱	成立/註冊地點	已發行及繳足股本/註冊資本	已發行股本/註冊資本百分比 由本公司*/附屬公司持有 %	本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Century Harbour Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	65.17	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股(下文附註(i))	–	–	
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
Glory Well Limited	香港	2港元普通股	100	100	投資控股
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控
恆加混凝土制品有限公司	香港	10,000,000港元普通股	85	55.39	混凝土產品製造及貿易

43. 關連人士交易及結餘

年內，本集團與其關連人士訂立以下交易：

關連人士之類別	交易性質	二零零五年 千港元	二零零四年 千港元
本集團之聯營公司	本集團收取建築工程費	**41,813**	182
	本集團購買混凝土產品	**36**	104
	本集團支付分承包費	**300**	5,437
	本集團收取利息收入	**–**	7,357
	本集團支付服務費	**–**	308
	本集團收取租金及相關物業管理費	**590**	2,074
	本集團支付服務費	**–**	406
	本集團收取項目管理費	**5,285**	–
本集團之共同控制機構	本集團收取建築工程費	**–**	268
	本集團收取項目管理費	**300**	–
	本集團支付分承包費	**7,246**	104,734
	本集團收取服務費	**303**	144
	本集團收取租金	**–**	102
德祥企業之附屬公司	本集團收取租金及相關物業管理費	**577**	780
	本集團購買建築材料及相關安裝工程	**20**	34
	本集團收取租金	**420**	–
	本集團收取服務費	**53**	–
德祥企業之聯營公司	本集團收取租金及相關物業管理費	**4,610**	2,930
	本集團收取利息收入	**10,486**	13,332
	本集團收取服務費	**106**	–
	本集團收取項目管理費	**330**	–
其他關連公司	本集團收取租金及相關物業管理費	**6,150**	6,896
	本集團收取利息收入	**20,943**	10,253
	本集團收取分承包費	**7**	1,207
	本集團購買醫藥保健品	**–**	432
	本集團支付服務費	**2,120**	641
	本集團出售物業、機械及設備	**5**	–
	本集團銷售貨品	**159**	–
附屬公司之少數股東	本集團支付利息	**4,833**	–

40. 營業租約安排

(a) 本集團作為承租人：

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
一年內	**2,059**	809
第二至第五年（首尾兩年包括在內）	**3,968**	1,607
超過五年	**407**	718
	6,434	3,134

一般平均每隔兩年將磋商租約及釐定月租。

(b) 本集團作為出租人：

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
一年內	**28,898**	26,391
第二至第五年（首尾兩年包括在內）	**18,666**	13,826
	47,564	40,217

所持物業已覓得未來兩年之租戶。

於結算日，本公司並無任何重大營業租約安排。

41. 資產抵押

於二零零五年三月三十一日，本集團總值約為752,912,000港元（二零零四年：668,638,000港元）之若干物業、機械及設備、投資物業、證券投資及本公司若干附屬公司之已發行股份以及本集團於若干建築合約之利益已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押。於二零零五年三月三十一日，本集團已動用約522,819,000港元（二零零四年：544,000,000港元）之融資。

42. 承擔

	本集團	
	二零零五年	二零零四年
	千港元	千港元
就收購以下項目已訂約但未於賬目內撥備之開支：		
－股本投資	**48,126**	450,671
－物業、機械及設備	**90,710**	—
	138,836	450,671

本公司於結算日並無任何重大之資本承擔。

37. 重大非現金交易

本集團曾進行下列重大非現金交易：

(a) 年內額外發行股份作為實物股息（載列於附註33）；及

(b) 收購保華建業代價已由出售一間附屬公司之部份權益支付（載列於附註36）。

38. 退休福利計劃

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃（「強積金計劃」）。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

39. 或然負債

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元
仍然有效之建築合約履約擔保書	**310,503**	623,257	**–**	–
為附屬公司借取一般銀行融資而向銀行及財務機構作出之擔保	**–**	–	**903,212**	1,174,903
	310,503	623,257	**903,212**	1,174,903

36. 收購附屬公司（續）

(b) 於二零零四年四月，本集團以396,197,000港元之現金代價收購Global Achiever Limited之90.1%已發行股本及股東貸款。Global Achiever Limited間接持有江蘇洋通開發投資有限公司及江蘇洋口港投資開發有限公司之60%權益。該兩間公司其擁有中國江蘇省若干水域使用權以共同發展大宗散貨碼頭及工業用途物業。交易詳情已載於本公司日期為二零零四年五月五日之通函。

(c) 於二零零四年十月，本集團以43,030,000港元之總現金代價收購Redcliff Property Corp.（「Redcliff」）與益廣投資有限公司（「益廣」）全部股本權益。Redcliff與益廣於中國台山從事物業發展項目。

上述交易已以會計上之購買法入賬。收購事項之影響概括如下：

	二零零五年 千港元	二零零四年 千港元
購入資產淨值：		
發展中項目	**1,724,684**	–
物業、機械及設備	**471**	53,758
投資證券	**389**	–
持作銷售物業	**82,700**	–
應收賬款、訂金及預付款項	**16,704**	–
無抵押應收貸款	**–**	3,585
銀行結存及現金	**4,649**	–
應付賬款及應計開支	**(70,006)**	–
應付税項	**(398)**	–
銀行借款	**(28,275)**	–
遞延税項	**(900,000)**	–
少數股東權益	**(418,389)**	–
	412,529	57,343
收購產生之商譽	**60,740**	–
總代價	**473,269**	57,343
支付方式：		
現金代價	**448,557**	57,343
攤薄附屬公司權益，重新分類為少數股東權益（*附註37*）	**24,712**	–
	473,269	57,343
收購附屬公司產生之現金流出淨額：		
現金代價	**(448,557)**	(57,343)
購入銀行結存及現金	**4,649**	–
	(443,908)	(57,343)

於年內收購之附屬公司對本集團之營業額及經營溢利分別貢獻28,977,000港元（二零零四年：微不足道）及虧損5,420,000港元（二零零四年：微不足道）。

35. 儲備

	股份溢價 千港元	資本儲備 千港元	滾存溢利 千港元	總額 千港元
本公司				
於二零零三年四月一日	212,031	2,480,000	425,310	3,117,341
發行股份之溢價	2,895	—	—	2,895
根據以股代息計劃發行股份	(27,258)	—	—	(27,258)
以股代息產生之進賬 *(附註11)*	—	—	184,409	184,409
股份發行費用	(298)	—	—	(298)
年度溢利	—	—	32,962	32,962
已付股息	—	—	(338,838)	(338,838)
於二零零四年三月三十一日	187,370	2,480,000	303,843	2,971,213
根據以股代息計劃發行股份	(2,395)	—	—	(2,395)
以股代息產生之進賬 *(附註11)*	—	—	17,591	17,591
股份發行費用	(164)	—	—	(164)
年度溢利	—	—	9,465	9,465
已付股息	—	—	(40,717)	(40,717)
於二零零五年三月三十一日	184,811	2,480,000	290,182	2,954,993

本公司之資本儲備代表股本重組時註銷股份溢價產生之進賬。本公司已就本公司若干附屬公司與一家銀行訂立之貸款協議(「貸款協議」),向該銀行提供擔保,並與該銀行訂立承諾書(「承諾書」)。根據承諾書,只要根據貸款協議仍有任何未償還款項,本公司於若干情況下便不可於未徵得該銀行之事先同意前削減、分派或動用資本儲備,包括轉撥至實繳盈餘。

董事認為,本公司於二零零五年三月三十一日可供分配予股東之儲備約達290,182,000港元(二零零四年:303,843,000港元)。

36. 收購附屬公司

年內,本公司收購下列附屬公司:

(a) 如附註17所述,於二零零四年三月二十九日,本公司與保華建業訂立有條件買賣協議,據此,本公司同意出售其於Paul Y Construction及其若干附屬公司(主要從事土木工程、樓宇建築、專項工程、項目管理及建築管理之業務)之100%股本權益及股東貸款,以換取按發行價每股1.0港元發行及配發400,000,000股保華建業每股面值0.5港元之入賬列作繳足股款普通股。交易詳情已載於本公司日期為二零零四年十一月三十日之通函。收購事項已於二零零五年一月完成,而保華建業(香港聯交所上市公司)及其附屬公司(從事花崗石及雲石產品買賣及鋪砌業務)自此成為本公司之附屬公司。

34. 購股權計劃(續)

(b) 新購股權計劃(續)

於任何十二個月期間，根據購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

年內，本公司根據購股權計劃向本集團之若干合資格人士授出可認購本公司股份之購股權，詳情如下：

			購股權獲行使時將予發行之本公司股份數目			
批授日期	行使期	每股行使價 港元	於二零零四年四月一日尚未行使	年內授出	年內失效	於二零零五年三月三十一日尚未行使
28.12.2004	28.12.2004至26.08.2012	1.94	–	22,100,000	–	22,100,000
28.12.2004	28.12.2004至26.08.2012	2.20	–	22,100,000	–	22,100,000
			–	44,200,000	–	44,200,000

年內並無因合資格人士接納獲授之購股權而收到任何代價。

上述購股權乃全數授予本公司之董事。

截至二零零四年三月三十一日止年度內，購股權計劃項下並無未行使或授出之購股權。

於二零零五年三月三十一日，根據購股權計劃授出之尚未行使購股權可認購44,200,000股(二零零四年：無)股份，佔本公司於當日之股份的3.23%(二零零四年：無)。

34. 購股權計劃（續）

(b) 新購股權計劃

於二零零二年八月二十七日，本公司採納新購股權計劃（「購股權計劃」），以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理（「合資格人士」）提供激勵或報酬。購股權計劃將自該日起維持有效十年。

根據購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據香港聯交所上市規則（「上市規則」）不時允許之認購價；及(ii)本公司股份之面值。

根據購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。有關更新根據購股權計劃及本公司任何其他購股權計劃授出購股權之計劃限額之普通決議案已於二零零四年九月七日舉行之本公司股東週年大會上通過，即限額最多為本公司於該股東大會日期已發行股份數目之10%（134,524,901股股份），相當於本公司於本報告日期已發行股本之9.84%。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。

33. 股本

	股份數目	價值 千港元
每股面值0.10港元之普通股：		
法定：		
於二零零三年四月一日、二零零四年三月三十一日及二零零五年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零三年四月一日	1,063,016,037	106,302
行使認股權證	9,648,758	965
根據以股代息計劃發行新股	272,584,224	27,258
於二零零四年三月三十一日	1,345,249,019	134,525
根據以股代息計劃發行新股	23,946,417	2,395
於二零零五年三月三十一日	1,369,195,436	136,920

根據本公司於二零零四年七月二十三日公佈之以股代息計劃，本公司發行23,946,417股（二零零四年：272,584,224股）每股面值0.10港元之本公司新普通股予選擇收取股份，以代替截至二零零四年三月三十一日止年度之末期股息之股東。此等股份在各方面與當時已有股份具相同地位。

34. 購股權計劃

(a) 初期購股權計劃

本公司於一九九三年九月一日採納一項購股權計劃（「初期購股權計劃」），以表揚合資格董事及僱員過往之貢獻。根據本公司之初期購股權計劃，本公司董事可酌情向本公司或其任何附屬公司之任何董事或全職僱員授出購股權以認購本公司股份。本公司之初期購股權計劃已於二零零三年八月三十一日屆滿。

下表披露初期購股權計劃項下本公司購股權及其持有情況於上年度之變動詳情：

		購股權獲行使時將予發行之本公司股份數目		
批授日期	每股行使價 港元	於二零零三年四月一日結餘	年內失效	於二零零四年三月三十一日結餘
17.12.1999	0.5552	16,100,000	(16,100,000)	–

所有根據本公司之初期購股權計劃授出之購股權已於截至二零零四年三月三十一日止年度內失效。

32. 遞延稅項

本年度及對上年度已確認之主要遞延稅項負債（資產）以及相關變動如下：

	加速稅項折舊	聯營公司未分派盈利	稅務虧損	合約工程收入確認	重估發展中項目	其他	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團							
於二零零三年四月一日	41,486	29,918	(11,290)	(3,333)	–	219	57,000
於收益表扣除（計入）	(9,424)	11,056	2,942	(93)	–	(204)	4,277
攤銷聯營公司權益時實現	–	(19,799)	–	–	–	–	(19,799)
匯兌差額	–	8,690	–	–	–	–	8,690
於二零零四年三月三十一日	32,062	29,865	(8,348)	(3,426)	–	15	50,168
於收益表扣除（計入）	76	–	1,860	(897)	–	(2)	1,037
收購附屬公司	–	–	–	–	900,000	–	900,000
出售聯營公司時實現	–	(29,865)	–	–	–	–	(29,865)
於二零零五年三月三十一日	32,138	–	(6,488)	(4,323)	900,000	13	921,340

為方便資產負債表呈列，若干遞延稅項資產及負債已予抵銷。以下為財務報告目的而作出之遞延稅項餘額之分析：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
遞延稅項負債	**923,020**	52,882
遞延稅項資產	**(1,680)**	(2,714)
	921,340	50,168

於二零零五年三月三十一日，本集團及本公司有未動用稅務虧損約1,807,000,000港元（二零零四年：1,354,000,000港元）及3,806,000港元（二零零四年：284,000港元）可用以抵銷未來應課稅溢利。本集團已就上述虧損已確認遞延稅項資產約37,000,000港元（二零零四年：48,000,000港元）。由於未能確定未來溢利來源，故本集團及本公司並無就其餘稅務虧損確認遞延稅項資產。

28. 應付少數股東款項

此款項為無抵押、須於一年內償付及免息。

29. 銀行借款

	本集團		本公司	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
銀行借款包括：				
按揭貸款	**337,000**	364,000	**–**	–
銀行貸款	**245,976**	180,000	**–**	–
銀行透支	**6,984**	17,048	**–**	1,992
	589,960	561,048	**–**	1,992
分析為：				
有抵押	**517,000**	544,000	**–**	–
無抵押	**72,960**	17,048	**–**	1,992
	589,960	561,048	**–**	1,992
銀行借款償還期如下：				
一年內或按通知	**289,960**	44,048	**–**	1,992
超過一年，但不超過兩年	**300,000**	217,000	**–**	–
超過兩年，但不超過五年	**–**	300,000	**–**	–
	589,960	561,048	**–**	1,992
減：一年內到期或按通知及列作流動負債之款項	**(289,960)**	(44,048)	**–**	(1,992)
一年後到期之款項	**300,000**	517,000	**–**	–

30. 來自少數股東貸款

此款項為無抵押、須於一年後償付及以香港最優惠利率減2厘計息。

31. 長期服務金撥備

該撥備指根據僱傭條例之規定應付本集團合資格僱員之長期服務金。

25. 應收關連公司款項

	本集團	
	二零零五年 千港元	二零零四年 千港元
應收貸款：		
德祥企業之聯營公司（下文附註(a)）	**149,333**	149,333
中策之聯營公司（下文附註(a)）	**169,463**	86,881
其他關連公司（下文附註(b)）	**779**	–
	319,575	236,214
其他應收款項：		
德祥企業之聯營公司（下文附註(a)）	**15,665**	28
中策之聯營公司（下文附註(a)）	**11,567**	2,239
其他關連公司（下文附註(a)）	**74**	289
	346,881	238,770
減：於一年內到期並列作流動資產之款項	**(346,102)**	(238,770)
一年後到期之款項	**779**	–
分析為：		
有抵押	**779**	–
無抵押	**346,102**	238,770
	346,881	238,770

附註：

(a) 該等公司乃與德祥企業受共同之董事監管之公司，故屬於本集團之關連公司。

有關款項為無抵押、須於一年內償還及免息，惟應收貸款318,796,000港元（二零零四年：236,214,000港元）則以香港最優惠利率加2厘計息。

(b) 有關款項代表貸予聯營公司之一名股東之貸款，為有抵押，按通行市場利率計息並須於二零零六年十月償還。

26. 應收（應付）聯營公司款項及應付共同控制機構款項

該等款項並無抵押、免息及並無固定還款期，惟應收聯營公司款項174,695,000港元（二零零四年：174,659,000港元）則以香港最優惠利率加2厘計息。

27. 應付賬款及應計開支

應付賬款及應計開支已計入約236,743,000港元（二零零四年：338,430,000港元）之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
90日內	**218,556**	320,155
超過90日但於180日內	**1,129**	5,064
超過180日	**17,058**	13,211
	236,743	338,430

應付賬款及應計開支包含欠經紀孖展賬款約5,819,000港元（二零零四年：無），乃以本集團所持若干證券投資作為抵押。

24. 應收賬款、訂金及預付款項

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約399,560,000港元(二零零四年：492,753,000港元)之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	千港元
90日內	**329,058**	432,280
超過90日但於180日內	**2,839**	3,784
超過180日	**67,663**	56,689
	399,560	492,753

應收賬款、訂金及預付款項包含約123,711,000港元(二零零四年：123,711,000港元)之款項，乃本集團攤佔若干將向一名Downer前股東討回之建築合約損失(根據該前股東提供之擔保)。本集團已入稟法院控告該名前股東。於結算日後，原訟法庭頒令判本集團勝訴，前股東敗訴，而本集團可向該前股東討回有關損失連利息及其他開支。

此款項亦包括存放於澳洲經紀之出售Downer權益所得款項餘額約449,174,000港元(二零零四年：無)。此筆款項已由澳洲稅務局預扣至清繳所有有關出售Downer股份之稅務責任後方會發放。繼結算日後，已自該筆存放於經紀之款項向澳洲稅務局繳交約314,138,000港元。

22. 應收貸款

	本集團	
	二零零五年 千港元	二零零四年 千港元
有關款項為按以下利率計息：		
免息	**1,508**	–
巴黎銀行同業拆息加1.5厘	**4,032**	3,821
香港最優惠利率減2厘	**69,869**	69,869
香港最優惠利率加0.25厘	**100,000**	130,000
香港最優惠利率加1厘	**2,000**	6,700
香港最優惠利率加2厘	**14,500**	14,500
香港最優惠利率加3厘	**–**	21,325
	191,909	246,215
減：於一年內到期並列為流動負債之款項	**(190,401)**	(196,215)
一年後到期之款項	**1,508**	50,000
分析：		
有抵押	**1,508**	–
無抵押	**190,401**	246,215
	191,909	246,215

23. 應收（應付）客戶合約工程款項

	本集團	
	二零零五年 千港元	二零零四年 千港元
於結算日之在建工程：		
現時已支出之工程費用	**40,438,759**	35,203,304
經確認溢利減經確認虧損	**882,008**	862,708
	41,320,767	36,066,012
減：進度付款	**(41,570,777)**	(36,248,942)
	(250,010)	(182,930)
來自：		
計入應收客戶合約工程款項	**185,188**	273,210
計入應付客戶合約工程款項	**(435,198)**	(456,140)
	(250,010)	(182,930)

於二零零五年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為369,874,000港元（二零零四年：369,983,000港元）。

20. 其他長期投資

	本集團	
	二零零五年 千港元	二零零四年 千港元
非上市投資，按成本：		
香港	**15,093**	15,093
海外	**388**	388
	15,481	15,481

董事認為上述投資之價值最少與其賬面值相若。

21. 證券投資

	投資證券		其他投資		總額	
	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元	二零零五年 千港元	二零零四年 千港元
本集團						
上市股本證券：						
香港	**389**	–	**159,326**	39,374	**159,715**	39,374
海外	**1,389**	1,481	**8,040**	–	**9,429**	1,481
債務證券：						
歐羅債券—海外上市	**-**	–	**1,467**	–	**1,467**	–
股本掛鈎票據—非上市	**-**	–	**4,451**	–	**4,451**	–
	1,778	1,481	**173,284**	39,374	**175,062**	40,855
上市證券市值	**3,743**	1,481	**168,833**	39,374	**172,576**	40,855
就呈報目的而分析之賬面值：						
非流動	**1,778**	1,481	**-**	–	**1,778**	1,481
流動	**-**	–	**173,284**	39,374	**173,284**	39,374
	1,778	1,481	**173,284**	39,374	**175,062**	40,855

18. 聯營公司權益(續)

附註(續):

(c) 收購聯營公司之溢價變動分析如下:

	本集團 千港元
成本	
於二零零四年四月一日	447,619
添置	8,911
出售及攤薄權益時對銷	(293,190)
於二零零五年三月三十一日	163,340
攤銷及減值	
於二零零四年四月一日	76,943
本年度準備	21,954
已確認之減值虧損	155,173
出售及攤薄權益時對銷	(90,730)
於二零零五年三月三十一日	163,340
賬面淨值	
於二零零五年三月三十一日	–
於二零零四年三月三十一日	370,676

採納之攤銷期為10至20年。

(d) 上年度之應收聯營公司款項為無抵押及按香港最優惠利率加1厘計息,且無固定還款期。董事認為,應收聯營公司款項毋須於結算日起計十二個月內償還,故列為非流動。

本集團各主要聯營公司於二零零五年三月三十一日之詳情載列於附註44。

19. 共同控制機構權益

	本集團 二零零五年 千港元	 二零零四年 千港元
攤佔淨資產	**9,544**	12,817
應收共同控制機構款項	–	2,000
	9,544	14,817

應收共同控制機構款項為無抵押及免息。有關款項已於年內償清。

本集團各共同控制機構於二零零五年三月三十一日之詳情載列於附註44。

18. 聯營公司權益(續)

附註(續)：

(b) 香港上市股份指本集團於中策集團有限公司(「中策」)之29.4%(二零零四年：29.4%)股本權益。中策乃於香港聯合交易所上市之公司，其財政年度結束日期為十二月三十一日。由於本集團應用權益會計法時僅可查閱及使用中策已刊發之財務資料，故本集團於二零零五年三月三十一日攤佔中策之權益乃根據中策於二零零四年十二月三十一日之資產淨值及中策二零零四年一月一日至二零零四年十二月三十一日之業績計算。

以下詳情乃摘錄自中策之財務資料：

	二零零四年一月一日至二零零四年十二月三十一日 千港元	二零零三年一月一日至二零零三年十二月三十一日 千港元
年度業績：		
日常業務收入	**123,403**	2,884,493
除税前日常業務虧損	**(124,564)**	(169,184)
除税後日常業務虧損	**(131,028)**	(180,119)

	二零零四年十二月三十一日 千港元	二零零三年十二月三十一日 千港元
財務狀況：		
非流動資產	**808,151**	1,124,597
流動資產	**1,094,347**	1,064,647
流動負債	**(110,256)**	(161,090)
非流動負債	**(184,946)**	(244,614)
少數股東權益	**(295,609)**	(250,160)

二零零五年三月十四日，中策、錦興集團有限公司(「錦興」，中策之主要股東)及若干其他方宣布擬進行中策之集團重組，而於同日，本公司及錦興與某獨立第三方訂立一項有條件買賣協議，由本公司及錦興各出售15.3%中策之股本權益。董事考慮有條件買賣協議項下之估計可收回額後，釐定於聯營公司權益已折損182,087,000港元(二零零四年：無)並已自收益表扣除。

於本報告日期，有條件協議仍未完成。

18. 聯營公司權益

	本集團	
	二零零五年 千港元	二零零四年 千港元
攤佔淨資產：		
海外上市股份（下文附註(a)）	–	545,310
香港上市股份（下文附註(b)）	**371,914**	460,494
非上市股份	**37,146**	23,828
收購聯營公司之溢價（下文附註(c)）	–	370,676
	409,060	1,400,308
應收一間聯營公司款項（下文附註(d)）	–	26,400
	409,060	1,426,708
減：已確認減值虧損	**(26,914)**	–
	382,146	1,426,708
上市股份之市值：		
海外	–	1,110,079
香港	**139,763**	139,763
	139,763	1,249,842

附註：

(a) 於二零零四年三月三十一日海外上市股份指本集團於Downer EDI Limited（「Downer」）之21.3%股本權益。Downer乃於澳洲及新西蘭上市之公司，並連同其附屬公司主要從事工程及基建承包業務。年內，本集團已根據獎勵性期權合同按每股2.2澳元出售其5,500,000股Downer股份予若干Downer行政人員，及按每股4.55澳元出售其餘56,200,000股Downer股份予多名獨立第三方。該等交易之詳情載於本公司分別於二零零四年十二月十日及二零零四年十二月十五日之公佈。

出售Downer及出售其他聯營公司權益之收益達519,873,000港元（二零零四年：152,863,000港元），已計入收益表。

16. 商譽

	本集團 千港元
成本值	
於二零零四年四月一日	385,531
收購附屬公司所產生	60,740
於二零零五年三月三十一日	446,271
攤銷及減值	
於二零零四年四月一日	371,700
本年度準備	3,371
已確認減值虧損	9,554
於二零零五年三月三十一日	384,625
賬面淨值	
於二零零五年三月三十一日	61,646
於二零零四年三月三十一日	13,831

採納之攤銷期為10至20年。

17. 附屬公司權益

	本公司	
	二零零五年 千港元	二零零四年 千港元
非上市股份	**5**	212,921
予附屬公司之貸款	–	142,000
應收附屬公司款項	**3,195,746**	3,456,836
	3,195,751	3,811,757
減：貸予一間附屬公司之貸款－於一年內到期	–	(71,000)
	3,195,751	3,740,757
減：應收附屬公司款項準備	**(704,302)**	(704,302)
	2,491,449	3,036,455

非上市股份按成本或賬面值列值，而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日，本集團應佔附屬公司相關淨資產之賬面值計算。

二零零四年三月，本公司與保華建業集團有限公司(「保華建業」，前稱天網(國際集團)有限公司)訂立有條件買賣協議，出售本公司於本公司直接全資附屬公司Paul Y. - ITC Construction Holdings (B.V.I.) Limited (「Paul Y Construction」)之全部股本權益及股東貸款，以換取保華建業之間接控股權益。是次收購及其他收購附屬公司之詳情載於附註36。

應收附屬公司款項乃無抵押、免息及無固定還款期。本公司將不會於結算日起十二個月內要求還款，故有關款項乃列作非流動。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之債務證券。

本公司各主要附屬公司於二零零五年三月三十一日之詳情載列於附註44。

13. 物業、機械及設備(續)

本集團所持之土地及樓宇於結算日之賬面淨值包括：

	二零零五年 千港元	二零零四年 千港元
中國長期租賃物業	**138**	141
中期租賃物業於：		
香港	**209,426**	214,400
中國	**568**	586
	210,132	215,127

14. 投資物業

	本集團	
	二零零五年 千港元	二零零四年 千港元
估值		
承前結存	**515,000**	572,608
轉自按金及預付款項	**–**	5,600
出售	**(60,000)**	(49,208)
於收益表扣除之重估虧絀	**–**	(14,000)
結轉結存	**455,000**	515,000

本集團持有之投資物業於結算日之賬面值如下：

	二零零五年 千港元	二零零四年 千港元
香港長期租約物業	**–**	60,000
香港中期租約物業	**455,000**	455,000
	455,000	515,000

本集團之投資物業乃根據營業租約持作出租用途。投資物業已於二零零五年三月三十一日由獨立專業估值師永利行評值顧問有限公司按公開市值基準重估。重估並無產生任何盈餘或虧絀。

15. 發展中項目

	二零零五年 千港元	二零零四年 千港元
收購附屬公司	**1,724,684**	–
添置	**81,782**	–
於二零零五年三月三十一日	**1,806,466**	–

此筆款項與位於中國江蘇省之發展項目有關。發展項目包括若干水域使用權72,683,000港元、撥充資本利息6,302,000港元及其他發展開支。本集團擬將填海所得若干幅土地用作發展一個大宗散貨碼頭及工業用途物業。根據水域使用證，獲授之水域使用權之有效期為二零零四年起不少於50年。於二零零五年三月三十一日，若干地盤平整已經開始，而發展工程亦正在進行。

12. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

	二零零五年 千港元	二零零四年 千港元
盈利：		
計算每股基本盈利之盈利	**522,857**	163,627
潛在攤薄普通股之效應：		
基於每股盈利攤薄之攤佔一間聯營公司業績之調整	–	(4,651)
計算每股攤薄盈利之盈利	**522,857**	158,976
股份數目：		
計算每股基本盈利之普通股加權平均數	**1,355,352,439**	1,117,367,985
潛在攤薄普通股之效應：		
購股權	**1,398,760**	–
計算每股攤薄盈利之普通股加權平均數	**1,356,751,199**	1,117,367,985

於截至二零零四年三月三十一日止年度，由於本公司購股權及認股權證之行使價高於該年之每股平均市場價格，故此在計算每股攤薄盈利時，並無假設彼等之兌換情況。

13. 物業、機械及設備

	土地及樓宇 千港元	機械及設備 千港元	汽車及船舶 千港元	傢具、裝置及 電腦設備 千港元	總額 千港元
本集團					
成本					
於二零零四年四月一日	256,029	413,391	84,923	137,628	891,971
收購附屬公司	–	–	460	11	471
添置	–	773	5,901	5,481	12,155
出售	–	(27,004)	(2,105)	(2,354)	(31,463)
於二零零五年三月三十一日	256,029	387,160	89,179	140,766	873,134
折舊、攤銷及減值					
於二零零四年四月一日	40,902	323,144	25,090	85,202	474,338
本年度準備	4,995	24,958	9,531	13,100	52,584
出售後對銷	–	(22,316)	(1,796)	(1,720)	(25,832)
於二零零五年三月三十一日	45,897	325,786	32,825	96,582	501,090
賬面淨值					
於二零零五年三月三十一日	210,132	61,374	56,354	44,184	372,044
於二零零四年三月三十一日	215,127	90,247	59,833	52,426	417,633

10. 稅項（續）

本年度之稅項支出與收益表所列除稅前溢利之對賬如下：

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	**533,684**	208,566
按香港利得稅稅率17.5% （二零零四年：17.5%）計算之稅項	**93,395**	36,499
在稅務方面不可扣減開支之稅務影響	**44,883**	29,361
在稅務方面毋須課稅收入之稅務影響	**(112,115)**	(43,366)
未確認扣減暫時差額之稅務影響	**(3,434)**	245
動用先前未確認之可扣減暫時差額之稅務影響	**(4,857)**	(17,129)
未確認稅務虧損之稅務影響	**11,655**	24,086
動用先前未確認稅務虧損之稅務影響	**(16,196)**	(8,220)
於其他司法權區經營業務之聯營公司及 共同控制機構之不同稅率之稅務影響	**(1,540)**	24,036
過往年度撥備不足	**21**	166
本年度稅項開支	**11,812**	45,678

遞延稅項之詳情載列於附註32。

11. 股息

	二零零五年 千港元	二零零四年 千港元
已付二零零五年中期股息－每股1.5港仙 （二零零四年：1.0港仙）	**20,538**	10,937
已宣派二零零五年特別股息－每股70.0港仙 （二零零四年：已付29.0港仙）	**957,177**	317,174
擬派二零零五年末期股息－每股1.5港仙 （二零零四年：1.5港仙）	**20,511**	20,179
	998,226	348,290

年內派息中約有17,591,000港元（二零零四年：184,409,000港元），乃根據本公司董事於二零零四年七月二十三日就截至二零零四年三月三十一日止年度之末期股息所公佈之本公司以股代息計劃以股份支付。此數額已於年內撥入本公司累計溢利。

於二零零五年六月十七日，董事局議決宣派特別股息每股70港仙。所宣派特別股息之數額乃參照已發行股份1,367,395,436股計算。

截至二零零五年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,367,395,436股計算。

9. 董事及僱員酬金(續)

(b) 僱員酬金

本集團於本年度五位最高薪人員包括於年內在任之四名董事及一名僱員(二零零四年:四名董事及一名僱員)。該五名最高薪人員之酬金詳情如下:

	二零零五年 千港元	二零零四年 千港元
袍金	**38**	40
薪酬及其他福利	**10,937**	10,557
酌定花紅	**16,700**	17,245
退休福利計劃供款	**696**	676
	28,371	28,518

彼等酬金級別如下:

	僱員人數	
	二零零五年	二零零四年
2,500,001港元至3,000,000港元	**2**	1
3,000,001港元至3,500,000港元	**–**	1
7,500,001港元至8,000,000港元	**3**	3

年內,本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵,或作為離職補償。此外,年內概無任何董事放棄任何酬金。

10. 稅項

	二零零五年 千港元	二零零四年 千港元
稅項支出包括:		
香港利得稅:		
本年度	**–**	–
過往年度準備不足	**21**	166
	21	166
海外稅項	**5,035**	3,322
遞延稅項	**(28,828)**	(6,832)
本公司及其附屬公司應佔稅項	**(23,772)**	(3,344)
攤佔聯營公司業績之稅項	**35,413**	49,022
攤佔共同控制機構業績之稅項	**171**	–
	11,812	45,678

香港利得稅乃根據本年度之估計應課稅溢利按稅率17.5%計算。

海外稅項根據有關司法權區之適用稅率計算。

8. 融資成本

	二零零五年 千港元	二零零四年 千港元
借款成本：		
須於五年內全數償還之銀行借款	**10,418**	13,628
來自少數股東之貸款	**4,833**	–
其他	**14**	1,255
	15,265	14,883
減： 撥作在建合約工程資本之數額	**(2,697)**	(5,054)
撥作發展中項目資本之數額	**(6,302)**	–
	6,266	9,829

9. 董事及僱員酬金

本年度董事及五位最高薪人員之酬金詳情如下：

(a) 董事酬金

	二零零五年 千港元	二零零四年 千港元
袍金：		
執行董事	**74**	80
非執行董事	**508**	20
	582	100
其他酬金：		
執行董事		
薪酬及其他福利	**11,949**	12,697
酌定花紅	**17,000**	17,000
退休福利計劃供款	**880**	885
非執行董事		
薪酬及其他福利	**100**	460
	29,929	31,042
	30,511	31,142

董事酬金級別如下：

	董事人數	
	二零零五年	二零零四年
零港元至1,000,000港元	**5**	3
1,000,001港元至1,500,000港元	**2**	1
1,500,001港元至2,000,000港元	**1**	2
2,500,001港元至3,000,000港元	**1**	–
3,000,001港元至3,500,000港元	**–**	1
7,500,001港元至8,000,000港元	**3**	3

7. 經營溢利(虧損)

	二零零五年 千港元	二零零四年 千港元
經營溢利(虧損)已扣除:		
核數師酬金	**2,442**	2,030
折舊及攤銷:		
物業、機械及設備(下文附註(a))	**50,439**	71,666
商譽(列入行政開支)	**3,371**	2,305
物業權益之減值虧損	**–**	1,496
營業租約租金:		
樓宇	**48**	3,556
機械及設備	**8,614**	3,616
員工支出(下文附註(b))	**128,589**	112,202
並已計入:		
營業租約之租金收入:		
樓宇,已扣除支銷19,867,000港元(二零零四年:20,171,000港元)	**13,154**	19,555
機械及設備	**64**	385
出售物業、機械及設備之收益	**917**	3,312

附註:

	二零零五年 千港元	二零零四年 千港元
(a) 物業、機械及設備之折舊及攤銷:		
自置資產	**52,584**	75,674
減:撥作在建合約工程資本之數額	**(1,546)**	(4,008)
撥作發展中項目資本之數額	**(599)**	–
	50,439	71,666
(b) 員工支出:		
董事酬金(*附註9*):		
袍金	**582**	100
退休福利計劃供款	**880**	885
其他酬金	**29,049**	30,157
	30,511	31,142
其他員工支出:		
薪酬及其他福利	**286,002**	286,924
退休福利計劃供款,減除沒收供款1,914,000港元(二零零四年:1,462,000港元)	**9,900**	8,326
	326,413	326,392
減:撥作在建合約工程資本之數額	**(197,824)**	(214,190)
	128,589	112,202

4. 業務及地區分部(續)

地區分部(續)

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	千港元	**千港元**	千港元
香港	**6,963,260**	3,990,936	**11,300**	61,591
中國	**117,591**	109,085	**1,262**	2,026
澳門	**30,465**	–	**64**	–
太平洋地區及東南亞	**–**	762,307	–	–
	7,111,316	4,862,328	**12,626**	63,617

5. 其他經營收入

	二零零五年	二零零四年
	千港元	千港元
出售其他上市投資之收益	–	3,892
利息收入	**52,236**	37,300
持有其他上市投資之未變現收益淨額	**–**	36
其他	**283**	–
	52,519	41,228

6. 其他經營開支

	二零零五年	二零零四年
	千港元	千港元
上市投資證券之減值虧損	**92**	2,142
期權合同之虧損	–	52,871
持有其他上市投資之未變現虧損淨額	**6,424**	–
持作出售物業之減值虧損	**3,000**	–
商譽之減值虧損	**9,554**	–
應收聯營公司款項準備	**40,504**	21,526
	59,574	76,539

4. 業務及地區分部（續）

業務分類（續）

於二零零四年三月三十一日

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	物業投資 千港元	其他 千港元	綜合 千港元
資產						
分部資產	1,002,397	450,958	179,949	559,663	–	2,192,967
聯營公司權益	25,601	249	–	–	1,400,858	1,426,708
共同控制機構權益	–	14,817	–	–	–	14,817
未分配企業資產						1,227,836
總資產						4,862,328
負債						
分部負債	806,557	297,904	99,633	22,636	–	1,226,730
未分配企業負債						854,278
總負債						2,081,008
其他資料						
資本增添	4,373	992	2,975	351	54,926	63,617
商譽攤銷	2,305	–	–	–	–	2,305
物業、機械及設備之折舊及攤銷	27,955	6,415	21,072	11,430	8,802	75,674
物業權益減值虧損	–	–	–	1,496	–	1,496
期權合同虧損	–	–	–	–	52,871	52,871
上市投資證券減值虧損	–	–	–	–	2,142	2,142

地區分部

本集團之業務位於中華人民共和國（香港及澳門除外）（「中國」）、香港及澳門。

下表按地區市場劃分（不論商品／服務來源地）提供本集團營業額之分析：

	營業額 二零零五年 千港元	營業額 二零零四年 千港元
香港	**3,476,116**	3,292,897
澳門	**71,871**	–
中國	**40,028**	89,569
	3,588,015	3,382,466

4. 業務及地區分部（續）

業務分類（續）

於二零零五年三月三十一日

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	庫務投資 千港元	物業投資 千港元	基建服務 千港元	其他 千港元	綜合 千港元
資產								
分部資產	916,772	470,439	165,315	173,284	746,076	1,911,835	–	4,383,721
聯營公司權益	6,509	24,652	1,399	–	–	–	349,586	382,146
共同控制機構權益	–	9,544	–	–	–	–	–	9,544
未分配企業資產								2,335,905
總資產								7,111,316
負債								
分部負債	724,863	352,493	59,747	7,875	397,366	–	–	1,542,344
未分配企業負債	–	–	–	–	–	–	–	1,853,314
總負債								3,395,658
其他資料								
資本增添	1,750	1,470	–	–	2,405	–	7,001	12,626
商譽攤銷	2,305	–	–	–	–	–	1,066	3,371
物業、機械及設備之折舊及攤銷	19,441	1,959	10,741	–	11,094	–	9,349	52,584

截至二零零四年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	物業投資 千港元	對銷 千港元	其他 千港元	綜合 千港元
營業額							
對外銷售	2,421,787	463,440	448,849	48,390	–	–	3,382,466
分部之間銷售	22,169	–	76,384	15,635	–	(114,188)	–
	2,443,956	463,440	525,233	64,025	–	(114,188)	3,382,466
業績							
分部業績	(35,045)	(5,632)	(4)	14,898	–		(25,783)
利息收入							37,300
應收聯營公司款項之撥備							(21,526)
未分配企業開支							(67,237)
經營虧損							(77,246)
融資成本							(9,829)
出售及攤薄聯營公司權益之收益	–	–	–	–	152,863	–	152,863
攤佔聯營公司業績	2,127	(16)	–	–	131,593	–	133,704
攤佔共同控制機構業績	–	9,074	–	–	–	–	9,074
除稅前溢利							208,566
稅項							(45,678)
未計少數股東權益前溢利							162,888
少數股東權益							739
年度溢利							163,627

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

4. 業務及地區分部

業務分類

就管理而言，本集團之業務現時分為六個經營部門，分別為樓宇建築工程、土木工程、專項工程、庫務投資、物業投資及基建服務。此等部門為本集團報告其主要分部資料之基準。

截至二零零五年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	庫務投資 千港元	物業投資 千港元	基建服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額									
對外銷售	2,227,525	683,599	336,559	271,260	69,072	–	–	–	3,588,015
分部之間銷售	11,942	–	134,433	–	16,532	–	–	(162,907)	–
	2,239,467	683,599	470,992	271,260	85,604	–	–	(162,907)	3,588,015
業績									
分部業績	46,446	15,269	10,215	8,159	22,889	–	–		102,978
利息收入									52,236
應收聯營公司款項之撥備									(40,504)
未分配企業開支									(61,072)
經營溢利									53,638
融資成本									(6,266)
出售及攤薄聯營公司權益之收益									519,873
出售附屬公司部份權益之收益									67,968
聯營公司權益之減值虧損									(182,087)
攤佔聯營公司業績	6,437	(132)	(163)	–	–	–	73,518	–	79,660
攤佔共同控制機構業績	–	898	–	–	–	–	–	–	898
除稅前溢利									533,684
稅項									(11,812)
未計少數股東權益前溢利									521,872
少數股東權益									985
年度溢利									522,857

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

3. 主要會計準則（續）

將借貸成本撥作資本

與符合以下條件之資產（需一段頗長時間方可提供作擬定用途或銷售之資產）之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利成本

定額供款退休福利計劃之款額已於到期支付時列作開支或撥作在建合約項目之資本。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽（或負商譽）或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅務溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資以及合營企業權益而引致之應課稅臨時差額而確認，惟倘本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖時則作別論。

遞延稅項資產的賬面值會於各結算日進行審閱及扣減，直至未來不可能有足夠的應課稅溢利令有關資產得以全部或部份回收。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在股本權益中扣除或計入股本權益之項目有關，則遞延稅項亦會於股本權益中處理。

外幣

以外幣結算之交易均按交易日之匯率折算，而以外幣結算之貨幣資產及負債則按結算日之匯率折算。匯兑盈虧概撥入收益表中處理。

合併賬目時，本集團香港以外其他地方業務之資產及負債乃按結算日之現行匯率換算。收支項目按期內平均匯率換算。由此產生之匯兑差額（如有）列為股東資金，並撥入本集團之換算儲備。有關換算差額於業務出售期間確認為收入或開支。

3. 主要會計準則（續）

減值

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

工程合約

倘工程合約之結果可確實地予以估計， 則工程費用參考合約於結算日之完成階段（與工程收入之基準相同）確認為開支。倘工程合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

租約

倘租約條款將所有權絕大部份風險及收益轉讓予承租人，則租約被分類為融資租約。所有其他租約被分類為經營租約。

根據營業租約應付之租金按有關租約年期以直線法自收益表內扣除。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、物業租金及有關收入以及因出售投資證券而已收及應收之總收益。

收入確認

來自工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

銷售物業之收入於簽訂具約束力之銷售協議時確認。

銷售投資證券之收入乃於銷售合同成為無條件時確認。

營業租約租金收入按有關租約年期以直線法確認。

投資之股息收入於本集團收取股息之權利確立時確認。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

3. 主要會計準則（續）

發展中項目

發展中項目乃按成本減已識別之減值虧損列賬。成本包括土地成本、開發支出、已撥作資本之借貸成本及其他應佔開支。

商譽

合併時產生之商譽乃指收購成本超出本集團佔收購日期附屬公司或聯營公司可辨認資產及負債公平價值之差額。

商譽乃撥充資本，並按其有效經濟壽命以直線法攤銷。收購聯營公司所產生之商譽列入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表內獨立呈列。

出售附屬公司或聯營公司時，應佔之未攤銷商譽數額計算在出售之損益內。

附屬公司投資

於附屬公司之投資按成本減任何已確認之減值虧損計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷之溢價減已識別之任何減值虧損列賬。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

證券投資

證券投資於交易日確認，初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券或其他投資。

投資證券指長期持有作策略性投資之證券，按其於結算日後之呈報日期之成本扣除減值虧損列賬。

其他投資按公平值列賬，而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減任何已識別之減值虧損列賬。

3. 主要會計準則

本賬目乃根據歷史成本（已就投資物業及證券投資之重估作出修訂）編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止（視情況而定）計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目時均予以對銷。

物業、機械及設備

物業、機械及設備按成本減折舊及攤銷及任何已識別減值虧損列賬。

租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年（以較短之期間為準）以直線法撇銷。

其他資產按其估計可使用年期以直線法折舊以撇銷其成本，年率如下：

廠房及機器	10%
汽車及船舶	10%－20%
傢俬及裝置	20%
電腦設備	$33\frac{1}{3}$%

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日之公開市值入賬。除非有關租約之剩餘年期（包括可續年期）為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以補足有關虧絀，則虧絀超逾投資物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

1. 概述

本公司在百慕達註冊成立為受豁免有限公司，其證券在香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註44。

於二零零四年十月，本公司前最終控股公司德祥企業集團有限公司(「德祥」，於百慕達註冊成立且其證券在香港聯交所上市之公司)出售其於本公司之若干股本權益並成為本公司之主要股東。出售之詳情載列於本公司及德祥於二零零四年十月十九日發表之聯合公佈。

2. 近期頒佈之會計準則產生之潛在影響

於二零零四年，香港會計師公會頒佈多項由二零零五年一月一日或之後開始之會計期間生效之新訂或經修訂之香港會計準則及香港財務報告準則(「香港財務報告準則」)(統稱「新香港財務報告準則」)。本集團於截至二零零五年三月三十一日止年度之財務報表並未提早採納此等新香港財務報告準則。

香港財務報告準則第3號「業務合併」適用於訂約日期為二零零五年一月一日或之後的業務合併。本集團並無進行任何訂約日期為二零零五年一月一日或之後的業務合併。因此，香港財務報告準則第3號於截至二零零五年三月三十一日止年度對本集團並無影響。

本集團已開始評估此等新香港財務報告準則之潛在影響，但目前仍未能確定此等新香港財務報告準則會否對本集團經營業績及財務狀況之編製及呈列造成重大影響。此等新香港財務報告準則日後或會改變業績及財務狀況之呈列方式。

截至二零零五年三月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
投資業務			
出售聯營公司權益所得款項		**1,073,643**	573,107
出售投資物業所得款項		**61,129**	47,056
出售物業、機械及設備所得款項		**6,548**	30,798
出售其他投資所得款項		**–**	23,599
償還應收貸款		**51,325**	69,128
聯營公司償還款項		**–**	4,000
關連公司償還款項		**87,879**	38,439
共同控制機構償還款項		**2,000**	3,000
墊支關連公司貸款		**(17,649)**	(86,881)
墊支聯營公司款項		**–**	(68,681)
證券投資增加		**–**	(40,021)
物業、機械及設備增加		**(12,155)**	(9,859)
發展中項目增加		**(74,881)**	–
應收貸款增加		**(167,261)**	(13,500)
收購附屬公司 （扣除所收購之現金及與現金等值項目）	36	**(443,908)**	(57,343)
收購聯營公司權益		**(1,562)**	(96,559)
出售附屬公司部份權益所得款項		**152,366**	–
已收聯營公司股息		**40,560**	52,648
已收共同控制機構股息		**4,000**	–
已收利息		**52,236**	26,895
來自投資業務之現金淨額		**814,270**	495,826
融資活動			
償還銀行貸款		**(59,299)**	(215,493)
已付股息		**(23,126)**	(154,429)
已付利息		**(10,432)**	(14,883)
償還共同控制機構款項		**(34,818)**	(13,759)
少數股東獲償還貸款		**(400)**	(4,373)
收購附屬公司其餘少數股東權益		**(400)**	–
發行股份費用		**(164)**	(298)
因行使認股權證而發行股份所得款項		**–**	3,860
新籌取銀行貸款		**70,000**	–
來自少數股東之貸款		**341,000**	–
來自（用於）融資活動之現金淨額		**282,361**	(399,375)
現金及與現金等值項目增加淨額		**1,014,365**	19,216
現金及與現金等值項目承前		**233,207**	213,991
現金及與現金等值項目結轉		**1,247,572**	233,207
現金及與現金等值項目結存分析			
短期銀行存款		**1,044,337**	24,824
銀行結存及現金		**210,219**	225,431
銀行透支		**(6,984)**	(17,048)
		1,247,572	233,207

綜合現金流量表

截至二零零五年三月三十一日止年度

	二零零五年 千港元	二零零四年 千港元
經營業務		
經營溢利(虧損)	**53,638**	(77,246)
就下列項目進行調整:		
商譽攤銷	**3,371**	2,305
物業權益之減值虧損	**–**	1,496
物業、機械及設備之折舊及攤銷	**50,439**	71,666
出售物業、機械及設備之收益	**(917)**	(3,312)
出售投資物業之(收益)虧損	**(1,129)**	2,152
重估投資物業產生之虧損	**–**	14,000
持作出售物業之減值虧損	**3,000**	–
商譽之減值虧損	**9,554**	–
上市投資證券之減值虧損	**92**	2,142
持有其他上市投資之未變現虧損(收益)淨額	**6,424**	(36)
期權合同之虧損	**–**	52,871
出售其他上市投資之收益	**–**	(3,892)
應收聯營公司款項之撥備	**40,504**	21,526
利息收入	**(52,236)**	(37,300)
未計營運資金變動前之經營業務現金流量	**112,740**	46,372
應收(付)客戶合約工程款項減少(增加) (扣除應計利息開支、折舊及攤銷)	**71,323**	(101,929)
持作出售物業增加	**(11,578)**	–
應收賬款、訂金及預付款項減少(增加)	**83,754**	(22,096)
其他投資增加	**(140,334)**	–
應收關連公司款項減少	**–**	10,801
應收聯營公司款項(增加)減少	**(14,195)**	20,667
應付賬款及應計開支(減少)增加	**(94,204)**	8,351
應付聯營公司款項減少	**(93,469)**	(23,092)
用於經營業務之現金	**(85,963)**	(60,926)
已付香港利得稅	**(680)**	(11,822)
香港利得稅退款	**8,543**	–
已付海外稅項	**(4,166)**	(4,487)
用於經營業務之現金淨額	**(82,266)**	(77,235)

	股本	股份溢價	特別儲備	資本儲備	其他儲備	匯兌儲備	累計（虧損）溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年四月一日	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
因換算海外業務而產生之匯兌差額	–	–	–	–	–	142,847	–	142,847
攤佔聯營公司儲備	–	–	–	–	6,733	1,150	–	7,883
並未在綜合收益表內確認之收益淨額	–	–	–	–	6,733	143,997	–	150,730
根據以股代息計劃發行股份	27,258	(27,258)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	184,409	184,409
行使認股權證	965	2,895	–	–	–	–	–	3,860
發行股份費用	–	(298)	–	–	–	–	–	(298)
出售及攤薄聯營公司權益時變現	–	–	–	–	(212)	(50,937)	–	(51,149)
年度溢利	–	–	–	–	–	–	163,627	163,627
已付股息	–	–	–	–	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
因換算海外業務而產生之匯兌差額	–	–	–	–	–	14	–	14
攤佔聯營公司儲備	–	–	–	–	(6,521)	11,631	–	5,110
並未在綜合收益表內確認之（虧損）收益淨額	–	–	–	–	(6,521)	11,645	–	5,124
根據以股代息計劃發行股份	2,395	(2,395)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	17,591	17,591
發行股份費用	–	(164)	–	–	–	–	–	(164)
出售附屬公司部份權益時變現	–	–	(238)	–	–	505	–	267
出售及攤薄聯營公司權益時變現	–	–	–	–	–	(96,067)	–	(96,067)
年度溢利	–	–	–	–	–	–	522,857	522,857
已付股息	–	–	–	–	–	–	(40,717)	(40,717)
於二零零五年三月三十一日	136,920	184,811	124,695	2,480,000	–	(561)	253,898	3,179,763

本集團之累計溢利包括分別由本集團之聯營公司及共同控制機構留存之滾存虧損約120,401,000港元（二零零四年：累計溢利約123,577,000港元）及累計溢利約13,720,000港元（二零零四年：12,821,000港元）。

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

本集團資本儲備代表於股本重組後註銷股份溢價所產生之進賬，詳情載於附註35。

資產負債表

二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
附屬公司權益	17	**2,491,449**	3,036,455
流動資產			
訂金及預付款項		**216**	940
對附屬公司放款－一年內到期	17	**–**	71,000
短期銀行存款		**749,579**	–
銀行結存		**29**	75
		749,824	72,015
流動負債			
應付賬款及應計開支		**1,587**	740
應付附屬公司款項		**147,773**	–
銀行借款	29	**–**	1,992
		149,360	2,732
流動資產淨值		**600,464**	69,283
資產淨值		**3,091,913**	3,105,738
資本及儲備			
股本	33	**136,920**	134,525
儲備	35	**2,954,993**	2,971,213
股東資金		**3,091,913**	3,105,738

副主席兼董事總經理　　　　*董事*

劉高原　　　　**陳佛恩**

二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動負債			
來自少數股東之貸款	30	**241,000**	—
一年後到期之銀行借款	29	**300,000**	517,000
長期服務金撥備	31	**1,727**	1,727
遞延税項負債	32	**923,020**	52,882
		1,465,747	571,609
少數股東權益		**535,895**	10,448
資產淨值		**3,179,763**	2,770,872
資本及儲備			
股本	33	**136,920**	134,525
儲備		**3,042,843**	2,636,347
股東資金		**3,179,763**	2,770,872

載於第27頁至第71頁之賬目已於二零零五年七月二十二日獲董事局核准及授權刊發，並由下列董事代表董事局簽署：

副主席兼董事總經理	*董事*
劉高原	**陳佛恩**

綜合資產負債表

二零零五年三月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、機械及設備	13	**372,044**	417,633
投資物業	14	**455,000**	515,000
發展中項目	15	**1,806,466**	—
商譽	16	**61,646**	13,831
聯營公司權益	18	**382,146**	1,426,708
共同控制機構權益	19	**9,544**	14,817
其他長期投資	20	**15,481**	15,481
證券投資	21	**1,778**	1,481
一年後到期之應收貸款	22	**1,508**	50,000
一年後到期之應收關連公司款項	25	**779**	—
遞延税項資產	32	**1,680**	2,714
		3,108,072	2,457,665
流動資產			
應收客戶合約工程款項	23	**185,188**	273,210
持作出售物業		**91,278**	—
應收賬款、訂金及預付款項	24	**1,586,246**	1,212,340
一年內到期之應收關連公司款項	25	**346,102**	238,770
應收聯營公司款項	26	**168,683**	178,668
一年內到期之應收貸款	22	**190,401**	196,215
證券投資	21	**173,284**	39,374
可退回税款		**7,506**	15,831
短期銀行存款		**1,044,337**	24,824
銀行結存及現金		**210,219**	225,431
		4,003,244	2,404,663
流動負債			
應付客戶合約工程款項	23	**435,198**	456,140
應付賬款及應計開支	27	**1,074,468**	856,298
應付聯營公司款項	26	**2,804**	96,273
應付共同控制機構款項	26	**20,766**	55,584
應付少數股東款項	28	**104,833**	—
應付税項		**1,882**	1,056
一年內到期之銀行借款	29	**289,960**	44,048
		1,929,911	1,509,399
流動資產淨值		**2,073,333**	895,264
總資產減流動負債		**5,181,405**	3,352,929

	附註	二零零五年 千港元	二零零四年 千港元
營業額		**3,588,015**	3,382,466
銷售成本		**(3,363,119)**	(3,284,544)
毛利		**224,896**	97,922
其他經營收入	5	**52,519**	41,228
行政費用		**(165,332)**	(123,705)
投資物業重估虧絀		**–**	(14,000)
出售投資物業之溢利(虧損)		**1,129**	(2,152)
其他經營開支	6	**(59,574)**	(76,539)
經營溢利(虧損)	7	**53,638**	(77,246)
融資成本	8	**(6,266)**	(9,829)
出售附屬公司部份權益之收益		**67,968**	—
出售及攤薄聯營公司權益所致收益	18(a)	**519,873**	152,863
聯營公司權益之減值虧損	18(b)	**(182,087)**	—
攤佔聯營公司業績		**79,660**	133,704
攤佔共同控制機構業績		**898**	9,074
除稅前溢利		**533,684**	208,566
稅項	10	**(11,812)**	(45,678)
未計少數股東權益前溢利		**521,872**	162,888
少數股東權益		**985**	739
年度溢利		**522,857**	163,627
股息	11	**998,226**	348,290
每股盈利	12		
基本		**0.386港元**	0.146港元
攤薄		**0.385港元**	0.142港元

Deloitte.
德勤

致保華德祥建築集團有限公司
（在百慕達註冊成立之有限公司）
全體股東

本核數師行已完成審核載於第27頁至第71頁按照香港普遍採納之會計原則編製之賬目。

董事及核數師之個別責任

貴公司之董事須負責編製真實與公平之賬目。在編製該等賬目時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等賬目表達獨立之意見，並按照百慕達公司法第90條謹向整體股東報告，除此之外本報告別無其他目的。本行不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評估董事於編製該等賬目時所作之重大估計及判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等賬目是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等賬目所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述之賬目均真實與公平地反映貴公司及貴集團於二零零五年三月三十一日之財政狀況及貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零五年七月二十二日

根據上市規則第13.20及13.22條作出披露*(續)*

(2) 給予聯屬公司之財務資助及應收聯屬公司之其他結餘*(續)*

於二零零五年三月三十一日，除上列款項外，概無其他對聯屬公司之財務資助或注資承擔而須根據上市規則第13.16條以公佈方式予以披露。

上述聯屬公司之備考資產負債表及本集團於該等聯屬公司之應佔權益如下：

	備考合併資產負債表	**本集團應佔權益**
	千港元	千港元
非流動資產	816,469	241,016
流動資產	1,096,854	322,217
流動負債	(145,750)	(48,197)
非流動負債	(267,820)	(91,593)
少數股東權益	(295,609)	(86,791)
資產淨值	1,204,144	336,652

核數師

德勤 • 關黃陳方會計師行為本公司過去三年之核數師，一項為續聘德勤 • 關黃陳方會計師行為本公司核數師之決議案將提呈於股東週年大會上。

承董事局命

副主席兼董事總經理

劉高原

香港，二零零五年七月二十二日

根據上市規則第13.20及13.22條作出披露（續）

(2) 給予聯屬公司之財務資助及應收聯屬公司之其他結餘

於二零零五年三月三十一日，給予本公司聯屬公司之財務資助及應收本公司聯屬公司之其他結餘合共超逾上市規則第14.07條所載之一個或以上有關百分比比率之8%，詳情如下：

聯屬公司	本公司應佔權益百分比 %	所提供之財務資助金額 千港元	貸款之利率	其他應收賬款結餘金額 千港元	總計 千港元
中策集團	29.4	187,972	最優惠利率+2厘	2,071	190,043
寶來德企業有限公司	45.0	80,206	最優惠利率+1厘	–	80,206
Icfox International Limited及其附屬公司（「Icfox International集團」）	27.3	3,000	無	1,677	4,677
北京中宇保華工程項目管理有限公司	26.1	–	無	2	2
DL & PY JV Limited	32.6	–	無	425	425
		271,178		4,175	275,353

本集團貸予以上實體之貸款乃用作一般營運資金用途。

上述款項須於要求時以現金償還，就此概無抵押。以上所有應收賬款均為免息。本集團向以上實體提供貸款並就此收取利息收入。上述其他結餘指源於租務及相關樓宇管理服務、建築及工程管理服務、分佔向以下實體提供行政服務及員工借調服務之款項：

	租務及相關樓宇管理服務 千港元	建築及項目管理服務 千港元	分佔行政服務 千港元	員工借調服務 千港元	總計 千港元
中策集團	556	–	–	1,515	2,071
Icfox International集團	1,137	–	540	–	1,677
北京中宇保華工程項目管理有限公司	–	–	2	–	2
DL & PY JV Limited	–	425	–	–	425
	1,693	425	542	1,515	4,175

根據上市規則第13.20及13.22條作出披露（續）

(1) 為若干實體提供貸款（續）

附註：

1. 所有貿易結餘均為免息。
2. 總資產達6,133,628,000港元乃根據本集團於二零零五年三月三十一日之總資產7,111,316,000港元（基於本集團於二零零五年三月三十一日之綜合資產負債表），扣除就截至該日止年度已宣派特別股息及擬派末期股息共977,688,000港元而計算。
3. 市值指二零零五年三月三十一日對上五個營業日香港聯交所每日報價表所列本公司之平均收市值。
4. 本公司並無擁有任何錦興集團有限公司之權益。
5. 中策由本公司擁有29.4%權益，故亦為本公司聯屬公司（定義見上市規則第13.11(2)(a)條）。於二零零五年三月三十一日，永安及中國高速分別由中策擁有21.1%及22.7%。

該等款項為無抵押及須於要求時償還。

本集團向以上實體提供貸款，以便有關實體用作一般營運資金，並就此收取利息收入。上述貿易結餘指源於租務及相關樓宇管理服務，分佔向以下實體提供之行政服務及員工借調服務之款項：

	租務及相關樓宇管理服務 千港元	分佔行政服務 千港元	員工借調服務 千港元	總計 千港元
錦興集團及其聯屬公司（包括中策集團）	5,349	2	1,845	7,196
中策集團及其聯屬公司（包括中國高速及永安集團）	2,142	—	3,641	5,783

於二零零五年三月三十一日，本集團有應收一名貿易客戶、其附屬公司及聯屬公司之貿易結餘（包括保留金）（「應收賬款」），超逾上市規則第14.07條所載代價比率之8%：

詳情載列如下：

	應收賬款之金額 千港元	佔總資產百分比	佔市值百分比
長江實業（集團）有限公司、其附屬公司及其聯屬公司	297,661	4.9%	8.9%

應收賬款為無抵押及免息，還款期介乎30日至90日，主要來自本集團向有關客戶提供建築服務。

審核委員會

本公司審核委員會已與管理層及本公司核數師檢討本集團所採納之會計原則及慣例，並討論審核、內部監控及財務報告事宜（包括截至二零零五年三月三十一日止年度之經審核財務報表）。審核委員會現時由三位獨立非執行董事（分別為陳樹堅先生、周明權博士及郭少強先生）及一位非執行董事（張定球先生）組成。

獨立非執行董事

本公司已收到各獨立非執行董事根據上市規則第3.13條就本身的獨立身份發出周年確認書。本公司認為全體獨立非執行董事具備獨立身份。

足夠公眾持股量

於本報告日期，根據本公司所得之公開資料及就董事所知，本公司一直維持上市規則所訂明的最低公眾持股量。

購買、出售或贖回本公司上市證券

於年內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

捐款

本集團年內之慈善及其他捐款共約4,449,000港元。

根據上市規則第13.20及13.22條作出披露

本公司茲根據上市規則第13.20及13.22條作出以下披露：

(1) **為若干實體提供貸款**

根據上市規則第13.20條，於二零零五年三月三十一日，有關本集團向實體提供貸款（「該等貸款」）及應收實體之貿易結餘，該等貸款個別均超逾上市規則第14.07條所載之一個或以上之有關比率之8%，詳情如下：

實體	貸款金額 千港元	貸款利率	貿易結餘金額 千港元 *(附註1)*	總計 千港元	佔總資產 百分比 *(附註2)*	佔市值 百分比 *(附註3)*
錦興集團有限公司及其附屬公司（「錦興集團」）及其聯屬公司（包括中策集團）*(附註4)*	347,820	最優惠利率加2厘	7,196	355,016	5.8%	10.6%
中策及其附屬公司（「中策集團」）及其聯屬公司（包括中國高速（集團）有限公司（「中國高速」）及永安旅遊（控股）有限公司及其附屬公司（「永安集團」））*(附註5)*	470,003	最優惠利率加2厘（就中策集團及永安集團而言） 最優惠利率加0.25厘（就中國高速而言）	5,783	475,786	7.8%	14.2%

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益（續）

(2) **其他人士於本公司股份及相關股份之權益及淡倉：**

姓名	身份	好倉／淡倉	持有本公司股份數目	佔本公司當時現有已發行股本概約百分比
Aeneas Capital Management LP	投資經理	好倉	119,355,009	8.72%
德意志銀行	實益擁有人	好倉	95,528,000	6.98%
德意志銀行	保證權益	好倉	71,373,189	5.21%
Toggenburger Christian Emil	實益擁有人	好倉	82,457,653	6.02%
FMR Corp	投資經理	好倉	68,869,000	5.03%

除上文所披露者外，於二零零五年三月三十一日，本公司並未獲知會有任何其他人士擁有須列入根據證券及期貨條例第336條予以存置之登記冊內於本公司之股份及相關股份之權益或淡倉。

退休福利計劃

本集團退休福利計劃之資料載列於賬目附註7(b)及38。

股本優先購買權

本公司之公司細則或百慕達法例中並無股本優先購買權之條文，規定本公司須按持股比例向現有股東提呈發售新股，惟百慕達法例並無限制此等權利。

最佳應用守則

除非執行董事無固定任期，須按照本公司公司細則在股東週年大會上輪值告退外，本公司董事概不知悉有任何資料足以合理地顯示本公司現時或於截至二零零五年三月三十一日止年度之會計期間任何時間並無遵守上市規則附錄十四所載（二零零五年一月一日前）之最佳應用守則。根據過渡安排，最佳應用守則仍適用於二零零五年一月一日前開始之會計期間之年報披露。

標準守則

本公司已採納上市規則附錄十所載「上市發行人的董事進行證券交易的標準守則」作為本公司董事及有關僱員買賣本公司證券之守則。本公司向各董事作出具體查詢後，認為全體董事於回顧年度內均遵守標準守則規定之準則。

董事於重要合約中之權益

除下文「關連交易」一節所披露者外，本公司各董事在本公司或其任何附屬公司於本年度結算日或年內任何時間訂立之重要合約中概無直接或間接擁有重大權益。

關連交易

年內，本集團與本公司主要股東德祥企業之若干聯營公司進行若干交易。有關交易包括本集團購買建築材料、收取租金及相關物業之管理費。每類交易之總金額均為1,000,000港元以下。

獨立非執行董事確認，有關交易乃本集團於日常業務範圍內按規管有關交易之協議（如有）條款而進行。

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士權益

於二零零五年三月三十一日，據本公司董事及主要行政人員所知，下列主要股東／其他人士於本公司股份及相關股份中擁有必須列入根據證券及期貨條例第336條予以存置之登記冊內之權益及淡倉：

(1) **主要股東於本公司股份及相關股份之權益及淡倉：**

股東姓名	身份	好倉／淡倉	持有本公司股份數目	佔本公司當時現有已發行股本概約百分比
陳國強	受控制法團權益（*附註*）	好倉	678,791,961	49.58%
陳國強	實益擁有人	好倉	11,840,896	0.86%
伍婉蘭	配偶權益（*附註*）	好倉	690,632,857	50.44%
Chinaview	受控制法團權益（*附註*）	好倉	678,791,961	49.58%
Galaxyway	受控制法團權益（*附註*）	好倉	678,791,961	49.58%
德祥企業	受控制法團權益（*附註*）	好倉	678,791,961	49.58%
ITC Investment	受控制法團權益（*附註*）	好倉	678,791,961	49.58%
Hollyfield	實益擁有人（*附註*）	好倉	678,791,961	49.58%

附註： ITC Investment之全資附屬公司Hollyfield擁有678,791,961股本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有33.55%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。故此陳國強博士，Chinaview、Galaxyway、德祥企業及ITC Investment均被視作於上述Hollyfield持有之678,791,961股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之678,791,961股本公司股份中及陳國強博士直接持有之11,840,896股本公司股份中擁有權益。

董事於競爭業務之權益

下述為本公司董事根據上市規則第8.10條須作披露彼等於二零零五年三月三十一日在競爭業務之權益：

董事姓名	公司名稱	競爭業務之性質	權益性質
陳國強	中策及其附屬公司	中國之地產業務	為中策之主席、行政總裁及主要股東
	錦興集團有限公司(「錦興」)及其附屬公司	中國之地產業務	為錦興之主席、行政總裁及主要股東
劉高原	Downer EDI Limited(「Downer」)及其附屬公司	香港之建築業務	為Downer 之非執行副主席
周美華	中策及其附屬公司	中國之地產業務	為中策之執行董事
張漢傑	永安旅遊(控股)有限公司(「永安」)及其附屬公司	香港之地產業務	為永安之董事總經理
	Universal Engineering & Construction Ltd(「UECL」)	建築	持有UECL之間接股權
	銀鎮有限公司(「銀鎮」)	香港之地產業務	為銀鎮之董事及股東
	錦興及其附屬公司	中國之地產業務	為錦興之非執行董事
	互勵發展有限公司(「互勵」)	香港之地產業務	為互勵之董事及股東
	中之傑發展有限公司(「中之傑」)	香港之地產業務	為中之傑之董事及股東
	朗隆有限公司(「朗隆」)	香港之地產業務	為朗隆之董事及股東
	Orient Centre Limited(「Orient Centre」)	香港之地產業務	為Orient Centre之股東
	時業有限公司(「時業」)	香港之地產業務	為時業之董事及股東
	中策之附屬公司(「中策附屬」)	中國之地產業務	為中策附屬之董事及股東
	亞城集團有限公司(「亞城」)	香港之地產業務	為亞城之董事及股東

先前於截至二零零四年三月三十一日止年度之本公司年報(「二零零四年年報」)披露董事於競爭業務權益之變動詳情如下：

1. 陳國強博士於二零零四年十二月三十日辭任永安之董事。誠如二零零四年年報所披露，永安旅遊於香港有地產業務。
2. 錦興及其附屬公司於年內在中國從事地產業務。
3. Downer及其附屬公司於年內在香港從事建築業務。
4. 朗隆、Orient Centre、時業及中策附屬於年內在香港從事地產業務。

經考慮上述業務之性質、範圍及規模後，本公司董事認為，有關業務不大可能與本集團之業務構成任何重大競爭。

除上文所披露者外，如不計本集團業務，本公司各董事概無在任何直接或間接與本集團業務構成競爭或可能構成競爭之業務擁有任何權益。

董事於證券、相關股份及債券之權益及淡倉（續）

(2) 於相聯法團股份、相關股份以及債券之權益及淡倉：

(a) 保華建業集團有限公司（前稱天網（國際集團）有限公司）（「保華建業」）

董事姓名	身份	好倉／淡倉	持有保華建業股份數目	持有保華建業之相關股份（有關非上市股本衍生工具）數目	佔保華建業當時現有已發行股本概約百分比
陳國強	受控制法團權益（附註）	好倉	375,826,317	–	65.17%
陳國強	受控制法團權益（附註）	好倉	–	100,000,000	17.34%

附註： 該等保華建業股份由本公司之一家間接全資附屬公司Paul Y. Investments Limited持有。本公司因一項貸款融資之關係，亦間接持有保華建業之100,000,000股相關股份。根據上述之貸款融資，保華建業在提用該筆貸款後將會發行本金總額最高100,000,000港元之可換股票據，其持有人據此可按初步換股價每股股份1.00港元兑換為保華建業之股份。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約33.55%權益，故陳國強博士被視作擁有該等保華建業股份及相關股份之權益。

(b) 中策集團有限公司（「中策」）

董事姓名	身份	好倉／淡倉	持有中策之股份數目	佔中策當時現有已發行股本概約百分比
陳國強	於受控制法團之權益（附註）	好倉	285,819,795	29.36%

附註： 該等中策股份由本公司之一家間接全資附屬公司Calisan Developments Limited持有。鑑於陳國強博士被視作擁有德祥企業已發行普通股股本約33.58%權益，故陳國強博士被視作擁有該等中策股份之權益。

本公司於二零零五年三月十日訂立一項有條件股份銷售協議，以出售中策之135,000,000股股份。於二零零五年三月三十一日，此項出售尚未完成。

保華建業及中策為本公司之相聯法團（定義見證券及期貨條例第十五部）。

除上文所披露者外，於二零零五年三月三十一日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份或債券中擁有任何必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據標準守則必須向本公司及聯交所申報之權益及淡倉。

董事於證券、相關股份及債券之權益及淡倉(續)

(1) 本公司股份、相關股份及債券之權益及淡倉:(續)

(b) 認購本公司股份之購股權

董事姓名	授出日期	行使期	每股行使價 港元	購股權涉及之相關股份數目	佔本公司當時現有已發行股本概約百分比
劉高原	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.475%
陳佛恩	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.475%
周美華	28.12.2004	28.12.2004至26.08.2012	1.94	6,500,000	0.475%
	28.12.2004	28.12.2004至26.08.2012	2.20	6,500,000	0.475%
張定球	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.047%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.047%
郭少強	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.047%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.047%
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.047%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.047%
周明權	28.12.2004	28.12.2004至26.08.2012	1.94	650,000	0.047%
	28.12.2004	28.12.2004至26.08.2012	2.20	650,000	0.047%

董事之服務合約

擬於即將舉行之股東週年大會上膺選連任之董事並無與本集團訂立本集團於一年內不可毋須補償（法定補償除外）而終止之服務合約。

董事於證券、相關股份及債券之權益及淡倉

於二零零五年三月三十一日，本公司董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第十五部）之股份、相關股份及債券中持有必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據上市規則中上市發行人董事進行證券交易的標準守則（「標準守則」）必須向本公司及香港聯合交易所有限公司（「聯交所」）申報之權益及淡倉如下：

(1) 本公司股份、相關股份及債券之權益及淡倉：

(a) 本公司之股份

董事／主要行政人員姓名	身份	好倉／淡倉	持有本公司股份數目	佔本公司當時現有已發行股本概約百分比
陳國強	受控制法團權益*（附註）*	好倉	678,791,961	49.58%
陳國強	實益擁有人	好倉	11,840,896	0.86%
張漢傑	實益擁有人	好倉	400	0.00%

附註： 陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視為擁有本公司678,791,961股股份。Chinaview之全資附屬公司Galaxyway Investments Limited（「Galaxyway」）擁有德祥企業集團有限公司（「德祥企業」）已發行普通股股本約33.55%，而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited（「Hollyfield」）則擁有該等股份。

購股權（續）

本公司股份於緊接授出日期前之收市價為1.91港元。

於本報告日期，以上根據購股權計劃授予本公司若干董事之購股權仍未行使。該等購股權涉及合共44,200,000股本公司相關股份，佔本公司於該日之已發行股本的3.23%。

董事考慮到年內根據購股權計劃所授出購股權之價值取決於多項變數，該等變數難以確定或僅可憑藉若干理論基準及假設確定。故此，董事認為，在購股權計劃下所授出之購股權欠缺可資採用之市值，任何購股權價值之計算將無意義，亦在此等情況下可能會誤導股東。

董事

年內及截至本報告日期止，本公司之董事如下：

獨立非執行董事

周明權 *OBE, JP（主席）*　（於二零零四年九月三十日獲委任）
郭少強
陳樹堅　（於二零零四年九月二十七日獲委任）

執行董事

劉高原*（副主席兼董事總經理）*
陳佛恩
周美華
張漢傑
黃永灝　（於二零零五年一月十七日辭任）
羅文華　（於二零零五年一月十七日辭任）
李漢潮　（於二零零五年一月十七日辭任）

非執行董事

陳國強　（於二零零五年七月二十二日調任為非執行董事）
張定球　（於二零零四年九月三十日調任為非執行董事）

根據本公司之公司細則第87(1)條及87(2)條，陳佛恩先生、張漢傑先生、張定球先生及周美華女士於即將舉行之股東週年大會上將輪值退任。所有該等退任董事已知會董事局（「董事局」）彼等無意尋求亦不會膺選連任。

此外，陳樹堅先生與周明權博士為董事局於年內委任之董事，彼等須退任惟可膺選連任。

每位非執行董事之任期須根據本公司之公司細則及由獲委任當日至最少每三年輪席退任一次。

投資物業

本集團之投資物業已於二零零五年三月三十一日重估，物業重估並無得出任何盈虧。

上述及年內本集團投資物業之其他變動詳情載列於賬目附註14。

主要物業

本集團於二零零五年三月三十一日之主要物業之有關詳情，載列於本年報第73頁。

股本

年內本公司已發行股本之變動詳情載列於賬目附註33。

購股權

有關本公司於二零零二年八月二十七日採納之購股權計劃(「購股權計劃」)之詳情載於賬目附註34。

年內根據購股權計劃授予本公司若干董事可認購本公司股份之購股權之變動如下表披露：

				購股權涉及之相關股份數目			
董事姓名	授出日期	行使期	每股行使價 港元	於二零零四年四月一日尚未行使	於年內授出	於年內失效	於二零零五年三月三十一日尚未行使
劉高原	28.12.2004	28.12.2004至26.08.2012	1.94	–	6,500,000	–	6,500,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	6,500,000	–	6,500,000
陳佛恩	28.12.2004	28.12.2004至26.08.2012	1.94	–	6,500,000	–	6,500,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	6,500,000	–	6,500,000
周美華	28.12.2004	28.12.2004至26.08.2012	1.94	–	6,500,000	–	6,500,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	6,500,000	–	6,500,000
張定球	28.12.2004	28.12.2004至26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	650,000	–	650,000
郭少強	28.12.2004	28.12.2004至26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	650,000	–	650,000
陳樹堅	28.12.2004	28.12.2004至26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	650,000	–	650,000
周明權	28.12.2004	28.12.2004至26.08.2012	1.94	–	650,000	–	650,000
	28.12.2004	28.12.2004至26.08.2012	2.20	–	650,000	–	650,000
				–	44,200,000	–	44,200,000

董事局謹此提呈本集團及本公司截至二零零五年三月三十一日止年度之年度報告書及經審核賬目。

主要業務

本公司為一間投資控股公司。

本公司各主要附屬公司、聯營公司及共同控制機構於二零零五年三月三十一日之業務載列於賬目附註44。

業績及利潤分配

截至二零零五年三月三十一日止年度本集團之業績及本公司之利潤分配載列於本年報第27頁綜合收益表及連帶之賬目附註。

年內已派發予股東之中期股息每股1.5仙，合共派息約20,538,000港元。此外，董事已議決向二零零五年七月八日名列本公司股東名冊之股東派付特別現金股息每股70港仙，合共派息約957,177,000港元。董事亦建議股東批准派發末期股息每股1.5仙（以股代息方式連同現金選擇權）予於二零零五年九月十六日名列股東名冊之股東，合共派息約20,511,000港元。股息詳情載列於賬目附註11。

主要客戶及供應商

於截至二零零五年三月三十一日止年度內，本集團之五大客戶及單一最大客戶分別佔本集團營業額約72%及26%。本集團之五大供應商年內合共佔本集團之購貨量並不超逾本集團購貨量之30%。

據董事所知，若干董事及／或彼等之聯繫人士（按香港聯合交易所有限公司證券上市規則（「上市規則」）界定）於截至二零零五年三月三十一日止年度在本集團之五大客戶其中一家中擁有少於1%之股份及／或股本衍生工具之權益。

除上文所披露者外，就董事所知，概無董事、彼等之聯繫人士（按上市規則界定）或據董事所知擁有本公司股本逾5%之股東於截至二零零五年三月三十一日止年度在本集團五大客戶其中任何一家中擁有權益。

流動資金及資本來源

本集團現時設有多項融資信貸額以應付其營運資金所需。於二零零五年三月三十一日，本集團之借款總額約達830,960,000港元，其中約289,960,000港元須於一年內償還，約541,000,000港元須於一年至兩年間償還。於二零零五年三月三十一日，現金、銀行結存及存款約達1,254,556,000港元。於二零零五年三月三十一日，本集團之流動比率為2.1，而長期負債與資本比率則為0.2。

物業、機械與設備

於本年內，本集團動用約12,155,000港元購置物業、機械與設備，以擴展及提升經營能力。

上述及本集團年內之物業、機械與設備之其他變動詳情載列於賬目附註13。

高級管理層

黃耀雄，40歲，本集團財務總監、本公司合資格會計師，並為本集團若干附屬公司董事。黃先生於國際級會計師事務所及上市公司之核數、會計及財務管理方面積逾十八年經驗。彼持有北京大學之中國法律學士學位，為香港會計師公會會員、英國特許會計師公會資深會員，亦為香港註冊執業會計師。黃先生曾在德祥企業集團任職逾十年，並於二零零四年十二月加入本集團。

黃麗堅，39歲，本公司之集團律師兼公司秘書。黃女士為香港以及英國及威爾斯合資格律師，於法律界積逾十六年經驗，彼持有香港大學之法律碩士學位及香港理工大學之企業融資碩士學位。黃女士於一九九五年加入本集團。

楊燕，37歲，本集團南通辦事處首席代表，並為本集團若干附屬公司董事。楊女士專責本集團在中國內地之企業投資發展工作包括洋口港項目。彼持有工商管理碩士學位，於企業經營發展、行政管理方面積逾多年經驗。彼於二零零三年加入本集團。

王保國，54歲，本集團洋口港項目公司之董事兼總經理。王先生在金融、醫藥、投資及財務諮詢方面積逾二十一年經驗，彼持有山西財經大學之金融系學士。彼於二零零四年加入本集團。

胡曉純，40歲，本集團南通辦事處總經理，並為本集團洋口港項目公司之董事。胡先生在中國大型基礎設施項目及收購國有企業方面積逾十五年經驗。彼持有學士學位，曾在跨國公司任職逾十年。彼於二零零五年五月加入本集團，專責中國內地的港口收購項目。

沈洲，42歲，本集團中國內地洋口港項目之項目經理，專責洋口港開發建設項目管理。沈先生在房地產開發建設及建築工程方面積逾十八年經驗，彼持有清華大學之土木工程系工程學士(建築結構專業)。

吳銳，33歲，本集團中國內地洋口港項目之經理兼高級項目工程師，專責工程項目管理。吳先生在項目管理及結構設計積逾十二年經驗。彼持有加拿大Concordia大學之土木工程工學碩士及浙江大學冶金工業部建築研究總院之結構工程工學碩士。

董事(續)

張漢傑，51歲，本公司執行董事及本集團多家附屬公司董事。張先生畢業於倫敦大學，持有文學學士學位。彼於地產發展、物業投資及企業融資方面積逾二十七年經驗。彼曾於香港多間具領導地位的物業發展公司擔任主要行政職務。張先生為祥泰行集團有限公司(0199.HK)主席、永安旅遊（控股）有限公司(1189.HK)董事總經理、德祥企業集團有限公司(0372.HK)執行董事、錦興集團有限公司(0275.HK)非執行董事及百江燃氣控股有限公司(8132.HK)、國際娛樂有限公司(8118.HK)及澤新遊樂控股有限公司(0703.HK)之獨立非執行董事。

陳國強，50歲，本公司非執行董事及本集團一家附屬公司董事。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十五年國際企業管理經驗。彼於一九八七年加入本集團，並曾擔任本公司主席直至二零零五年七月。陳博士為德祥企業集團有限公司(0372.HK)及錦興集團有限公司(0275.HK)之主席。彼亦為中策集團有限公司(0235.HK)主席兼行政總裁。陳博士為 Chinaview International Limited及Galaxyway Investments Limited（該等公司為本公司之主要股東）之唯一董事。

張定球，63歲，於一九九三年加入本公司出任獨立非執行董事及於二零零四年九月調任為非執行董事，彼為本公司審核委員會成員。張先生為執業律師，並為張葉司徒陳律師事務所之高級合夥人。彼於倫敦University College取得法律學士學位，其後分別於一九七零年在英國及一九七二年在香港獲取認可律師資格。張先生目前為金山工業（集團）有限公司(0669.HK)及創科實業有限公司(0040.HK)之非執行董事。

郭少強，69歲，於一九九三年加入本公司出任本公司獨立非執行董事，彼為本公司審核委員會及薪酬委員會成員。郭先生為執業律師、特許土木工程師及執業仲裁人。彼為註冊結構工程師已逾二十七年，更名列建築物條例下之政府認可人士（第二名冊）。郭先生為英國土木工程師學會會員、英國特許仲裁員公會資深會士及香港仲裁員公會資深會士。

陳樹堅，50歲，於二零零四年九月獲委任為本公司獨立非執行董事，彼為本公司審核委員會主席。陳先生在核數、會計及製造業之財務管理服務方面積逾二十八年經驗。彼畢業於香港理工大學，亦為英國特許會計師公會及香港會計師公會之資深會員。陳先生為丁何關陳會計師行合夥人之一。彼目前為永成國際控股有限公司(0850.HK)之獨立非執行董事。

董事

周明權 *OBE, JP*，64歲，本公司主席。周博士於二零零四年九月獲委任為本公司獨立非執行董事，彼亦為本公司審核委員會成員、本公司薪酬委員會主席及本公司兩家附屬公司之獨立非執行董事。周博士為專業土木及結構工程師。彼為中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。周博士曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。周博士目前為周明權工程顧問有限公司之主席（該公司為一家獨立土木及結構顧問工程師行），亦為其士國際集團有限公司(0025.HK)、會德豐地產有限公司(0049.HK)及利基控股有限公司(0240.HK)之獨立非執行董事。

劉高原，54歲，本公司副主席兼董事總經理。彼亦為本公司薪酬委員會成員及本集團多家附屬公司董事。劉先生積逾三十二年國際企業管理經驗。彼於一九九一年加入本集團，專責集團之全面企業發展及行政管理。劉先生為德祥企業集團有限公司(0372.HK)及保華建業集團有限公司(0577.HK)副主席，並為Downer EDI Limited (DOW.AX)非執行副主席。劉先生亦為 ITC Investment Holdings Limited 及 Hollyfield Group Limited（該等公司連同德祥企業集團有限公司為本公司之主要股東）之董事。

陳佛恩，51歲，本公司執行董事及本集團多家附屬公司董事。陳先生於本地建築業內積逾三十二年經驗，專注於地盤監督、工程策劃及施工進度監察工作。彼於一九八七年加入本集團，並曾擔任本公司董事總經理直至二零零五年七月。陳先生為祥泰行集團有限公司(0199.HK)董事總經理及德祥企業集團有限公司(0372.HK)之執行董事，彼亦為ITC Investment Holdings Limited及 Hollyfield Group Limited（該等公司為本公司之主要股東）之董事。

周美華，50歲，本公司執行董事及本集團多家附屬公司董事。周女士於國際企業管理及財務方面積逾二十五年經驗。彼持有商業學士及碩士學位，並為香港會計師公會及澳洲會計師公會資深會員及加拿大公認會計師協會會員。彼於一九九一年加入本集團，專責集團之全面企業發展、行政管理及整體財務運作。周女士為德祥企業集團有限公司(0372.HK)董事總經理、中策集團有限公司(0235.HK)執行董事及Burcon NutraScience Corporation (BU-TSX Venture, WKN157793-FWB)董事。彼亦為ITC Investment Holdings Limited及Hollyfield Group Limited之董事。

流動資金、資本來源、資本結構及資本負債比率(續)

於二零零五年三月三十一日，本集團借款中有765,000,000港元(二零零四年：561,000,000港元)按浮動息率計息並以港元為單位。本集團借款中有66,000,000港元(二零零四年：無)按固定利率計息並以人民幣為單位。本集團之資本負債比率為0.26(二零零四年：0.20)，該項比率乃根據本集團831,000,000港元(二零零四年：561,000,000港元)之總借款及3,180,000,000港元(二零零四年：2,771,000,000港元)之股東資金計算。

或然負債

於二零零五年三月三十一日，本集團就仍然有效之建築合約履約擔保書有約310,000,000港元(二零零四年：623,000,000港元)之或然負債。

資產抵押

於二零零五年三月三十一日，本集團總值約753,000,000港元(二零零四年：669,000,000港元)之若干物業及投資證券，與本公司若干附屬公司之已發行股本連同於若干建築合約之利益已抵押予銀行及財務機構，以取得對本集團所給予之一般信貸融資。

承擔

於二零零五年三月三十一日，本集團就收購若干股本投資及若干物業、機械及設備而分別錄得約共48,000,000港元(二零零四年：451,000,000港元)及約91,000,000港元(二零零四年：無)之已訂約但並未於財務報表撥備之開支。

僱員及薪酬政策

如計及本集團之董事，於二零零五年三月三十一日，本集團共聘用約1,163名(二零零四年：1,230名)全職僱員。酬金包括薪金及按表現個別發放之年終花紅。為感謝僱員一直以來之支持及貢獻，年內本集團已發放獎金。

展望

隨著本集團減持Downer之投資，集團之工程及建築服務業務將僅透過保華建業進行，而保華建業將致力落實於不同地區市場之增長策略，並主力開拓內地市場。

中國之港口及基建行業正在飛快發展。趁此大好形勢，保華基建將繼續洋口深水港口之設計發展，並落實有關目標商品之策略。有關在42平方公里填海所得土地上興建工業園之總規劃工作定於二零零五年內完成，隨之便會展開出售土地儲備之初步市場推廣工作。本集團打算收購更多大宗散貨港口，在長江建立起完備之轉運網絡，以配合洋口深水港口。預期本集團將調撥大量資源以配合本集團此項新的核心業務方針。

在排除意外情況下，本集團有能力應付日後之挑戰。

副主席兼董事總經理

劉高原

香港，二零零五年七月二十二日

末期股息

董事局已議決建議向二零零五年九月十六日營業時間結束時名列本公司股東名冊之股東派付截至二零零五年三月三十一日止年度末期股息每股1.5仙(二零零四年:每股1.5仙)。預期末期股息會以郵寄方式約於二零零五年十月十四日派付予股東。

董事局並建議透過以股代息方式派付末期股息,而股東可選擇收取現金以代替部份或全部有關股息。根據以股代息建議將予發行之股份之市值,將參考本公司股份於截至二零零五年九月十六日止連續三個交易日之平均收市價減該平均價5%之折讓或股份面值(以較高者為準)計算。以股代息建議須待聯交所批准將予發行之新股份上市及買賣及股東在本公司應屆股東周年大會上通過普通決議案批准末期股息後方可作實。

載有以股代息建議全部詳情之通函,將連同選擇表格一併寄予各股東。

計及截至二零零四年九月三十日止六個月之每股1.5仙中期股息以及董事局於二零零五年六月十七日宣派之每股70仙特別現金股息,年內派發予股東之總股息達73仙。此外,誠如二零零五年六月十七日所公佈,董事局現正考慮將本公司在中策之投資權益所帶來之價值,作為另一可能分發派付予股東。然而,現階段並未就有關可能分派之結構及時間有所定案。作出有關分派以至分派之結構及時間取決於多項條件,且僅屬可能進行事項。

暫停辦理本公司股東登記手續

本公司將於二零零五年九月十四日至二零零五年九月十六日(首尾兩日包括在內)暫停辦理本公司股東登記手續,期內將不會登記任何本公司股份之轉讓。如欲獲派末期股息,所有股份過戶文件連同有關股票及已填妥背面或另頁之過戶表格,最遲須於二零零五年九月十三日下午四時正前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

流動資金、資本來源、資本結構及資本負債比率

本集團就其整體業務營運採納審慎之資金及財資政策,設有多項信貸作為其所需之營運資金。本年度內,本集團取得70,000,000人民幣之新借銀行貸款作為集團旗下從事港口發展之中國附屬公司的一般營運資金用途。本集團又從一名少數股東取得一筆241,000,000港元須於一年後償還之貸款,以供收購附屬公司權益之用。本集團貸款乃按市場息率計息,還款期由一年至三年不等。於二零零五年三月三十一日,本集團借款共達約831,000,000港元(二零零四年:561,000,000港元),其中290,000,000港元(二零零四年:44,000,000港元)須於一年內償還,另541,000,000港元(二零零四年:517,000,000港元)須於一年後償還。於二零零五年三月三十一日之現金結餘約為1,255,000,000港元(二零零四年:250,000,000港元)。

主要聯營公司

Downer

二零零四年十一月，根據與本公司於二零零三年四月訂立之獎勵選擇權協議及繼後於二零零四年十一月二十九日訂立之結算協議，由Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份。本集團因該出售事項變現約73,000,000港元，並錄得除税及開支後純利約5,000,000港元。

二零零四年十二月，本集團以每股4.55澳元將其全部餘下56,200,000股Downer股份權益出售予多名獨立第三方。本集團因該出售事項進一步套現約1,504,000,000港元，並錄得除税及開支後純利約531,000,000港元。

本集團在此等出售事項後不再持有Downer任何股份權益。

中策

二零零五年三月，本公司與一名獨立第三方就以每股0.193港元出售135,000,000股中策股份（佔其現有股本約15.4%）訂立買賣協議，合計總代價達26,100,000港元。於出售事項完成時，本集團於中策之持股權益將由約29.4%減至約14%，而中策將不再為本公司之聯營公司。

出售事項須待（其中包括）中策之股本重組（其中包括將兩股現有股份合併為一股合併股份）及集團重組（涉及中策向股東實物分派其若干資產）完成後方可作實。錦興集團有限公司（「錦興」）轉而提出自願性全面收購建議（「錦興收購建議」）以收購根據集團重組獲分派之資產。根據此項收購建議，本公司將有權收取一股錦興股份連1.80港元（按每5股中策合併股份所收取），或錦興按每5股中策合併股份所發行面值15港元之一份可換股債券。有關股本重組、集團重組及錦興收購建議之詳情，股東可參閱中策、錦興及若干其他方於二零零五年四月十九日發表之聯合公佈。

本公司在現階段尚未就是否接納錦興收購建議或接納建議項下之選擇權（如屬接納錦興收購建議之情況）得出任何確切意向。此外，董事局（「董事局」）現正考慮將本公司在中策之投資權益所帶來之價值，作為一項可能分發派付予股東。

重大收購及出售

根據本集團於二零零四年三月就天網重組計劃訂立之協議，本集團之建築、工程及混凝土產品業務全部權益已售予天網以換取天網約95%股權。緊隨二零零五年一月完成後，本集團以股份配售方式減持其於天網之權益，以恢復天網之公眾持股量，並錄得收益約68,000,000港元。

為突顯本身之新身分及業務焦點，天網遂經重新包裝並易名為保華建業集團有限公司。作為獨立上市公司，保華建業將能獨立於本公司而落實其謀求國內外增長與擴張之策略。

出售本集團於Downer之全部權益及建議出售中策權益等事項已於前文講述。

於本年度，保華建業集團錄得毛利近192,000,000港元，而去年則錄得毛利約68,000,000港元。本年度之除税後溢利淨額為80,000,000港元，去年則錄得虧損淨額62,000,000港元。

於本年度，取得總應佔價值約2,978,000,000港元之新合約。與上一個財政年度結束時比較，於本年度結束時之餘下工程價值減少8%至約4,521,000,000港元。於二零零五年三月三十一日持有之工程合約資料如下：

	於二零零五年三月三十一日持有工程合約價值 百萬港元	於二零零五年三月三十一日餘下工程價值 百萬港元
樓宇建築工程	4,788	3,244
土木工程	1,557	775
專項工程	878	502
總計	**7,223**	**4,521**

於本年度結束後，保華建業集團再取得總值約1,315,000,000港元之工程合約。

保華建業集團之毛利正處於升軌並可望持續。憑藉其為客戶提供設計及建築方案而建立之深厚客戶關係，保華建業集團正提升其價值鏈至項目管理服務。保華建業集團不斷實行嚴控成本措施，故其各業務分部之表現可望取得滿意之改善。

港口及基建發展項目

保華基建

本集團持有54%權益之南通洋口深水港大宗散貨深水港口年內進展良好。此港口位於南通東岸，填海面積達42平方公里，並為江蘇省東岸唯一天然港。洋口港位處長江河口要津，地點適中，具備成為中國其中一個最大貨物轉運腹地之條件，將能配合具策略性商品(如原油燃氣、煤、礦產、農產品、化工品以及紙漿紙張等)的大宗散貨量之快速增長需要。

洋口港之相關技術可行性、策略定位研究及初步設計發展已獲完成，本集團亦已取得使用42平方公里填海所得土地發展碼頭之海域使用權，首階段約21平方公里土地之填海工程已大致完成。至今，保華基建已與當地中方合作夥伴按六四比例注資約30,000,000美元。另中國建設銀行已批出70,000,000人民幣之初步建築融資。

物業投資

於二零零五年三月三十一日，撇除自用物業，本集團物業投資組合之總值約達546,000,000港元(二零零四年：515,000,000港元)，相當於本集團總資產約8%(二零零四年：11%)。物業投資組合主要包括本集團位於香港觀塘之總部保華企業中心。於二零零五年三月三十一日，保華企業中心之整體租金均較去年上升，而佔用率則維持在97%左右(二零零四年：94%)，成績不俗。於本年度，23,000,000港元(二零零四年：15,000,000港元)之經營溢利為來自物業投資業務。

庫務投資

於二零零五年三月三十一日，本集團之投資證券總值約達173,000,000港元，相當於本集團總資產約2%。於二零零五年三月三十一日，應收高收益貸款組合達約668,000,000港元(二零零四年：557,000,000港元)，相當於本集團總資產約9%(二零零四年：11%)。本年度，8,000,000港元(二零零四年：無)之經營溢利來自庫務投資業務，錄得利息收入52,000,000港元(二零零四年：37,000,000港元)。

財務表現及狀況回顧

於截至二零零五年三月三十一日止年度，本集團錄得綜合營業額約3,588,000,000港元(二零零四年：3,382,000,000港元)，相比去年增加約6%。增加主要由於本集團之庫務投資業務增加所致。

年內，過往幾年金融危機與樓市低迷導致建築合約利潤微薄之時終告過去。本集團之毛利上升130%至約225,000,000港元(二零零四年：98,000,000港元)，成績叫人鼓舞，而毛利率約為綜合營業額之6%，經營溢利約為54,000,000港元，而去年則錄得約77,000,000港元之經營虧損。本集團之經營溢利包括：(i)建築及其他承包業務之收益淨額約72,000,000港元(二零零四年：41,000,000港元虧損)；(ii)物業投資之收益淨額約23,000,000港元(二零零四年：15,000,000港元)；(iii)庫務投資之收益淨額約8,000,000港元(二零零四年：無)；(iv)利息收入約52,000,000港元(二零零四年：37,000,000港元)；及(v)企業業務之虧損淨額約101,000,000港元(二零零四年：88,000,000港元)。

本年度內，本集團出售了手上所有剩餘的Downer EDI Limited(「Downer」)股權並錄得收益約536,000,000港元(二零零四年：179,000,000港元)。此項收益已部份用作抵銷約16,000,000港元(二零零四年：26,000,000港元)之攤佔中策集團有限公司(「中策」)及Downer權益所致虧損。攤佔聯營公司及共同控制機構業績錄得溢利約81,000,000港元(二零零四年：143,000,000港元)，較去年減少約44%，主要由於本年度內進一步出售於Downer之權益所致。此外，本集團於二零零五年一月透過股份配售來出售保華建業集團有限公司(「保華建業」)之部份權益，本集團因此而錄得約68,000,000港元收益。由於出售Downer股份及攤佔Downer業績所帶來之強勁溢利貢獻，本集團取得本年度稅前溢利約534,000,000港元(二零零四年：209,000,000港元)。本年度溢利約523,000,000港元(二零零四年：164,000,000港元)，而每股基本盈利則為38.6港仙(二零零四年：14.6港仙)。

與本集團上年度結束時之財政狀況相比，本集團之總資產增加了約46%至約7,111,000,000港元(二零零四年：4,862,000,000港元)，而流動資產淨值則增加了約132%至近2,073,000,000港元(二零零四年：895,000,000港元)。流動資產因而有所改善，由去年相當於流動負債之1.6倍增加至2.1倍，而去年之淨負債情況於本年度結束時，已變為淨現金水平。主要由於出售Downer之權益及澳元貶值，導致匯兌儲備減少近84,000,000港元。計入扣除已派發股息41,000,000港元之溢利淨額約523,000,000港元，股東資金增加了15%至年結日近3,180,000,000港元(二零零四年：2,771,000,000港元)，即每股2.3港元(二零零四年：每股2.1港元)。

經營業務之現金流出淨額約為82,000,000港元(二零零四年：77,000,000港元)，而投資及融資之現金流入淨額則約為1,096,000,000港元(二零零四年：96,000,000港元)，導致本年度之現金出現約1,014,000,000港元(二零零四年：19,000,000港元)之淨增加。

業務回顧

建築及承包業務

保華建業

本集團在天網(國際集團)有限公司(「天網」，一家於香港聯合交易所有限公司(「聯交所」)上市之公司)之資產與債務重組方案(「天網重組方案」)於二零零五年一月完成時，其於建築、工程及混凝土產品業務之全部權益已注入天網，而天網亦自此易名為保華建業集團有限公司。透過保華建業及其附屬公司(「保華建業集團」)，本集團繼續從事建築及其他承包業務，包括樓宇建築工程、土木工程及專項工程。

主席函件

各位股東：

本人欣然向 閣下提呈保華德祥建築集團有限公司截至二零零五年三月三十一日止財政年度之年度報告。

本公司本年度錄得穩健財務業績，稅後溢利顯著飆升220%達至約523,000,000港元，而每股盈利上升164%，報每股38.6港仙。我們已向所有股東宣派每股0.73港元極為可觀之總現金股息。

本年度是您們集團革新之年。隨著減持Downer之投資，我們工程及建築服務業務將僅透過保華建業集團有限公司進行，而保華建業將致力落實於不同地區市場之增長策略，並主力開拓中國內地之管理承包及設施管理市場。

過去四年來，本集團已落實核心業務之全面重新定位。目前，本集團正處於淨現金狀況，可專注經營中國內地發展迅猛之港口及基建行業，並展望在此界別帶動下，業務增長前景將會一片光明。

洋口港項目正與本集團專注於一些以原油燃氣、煤、礦產及化工品等為目標商品的港口之策略一致。在發展此深水港口項目之同時，本集團為了在長江建立起完備之轉運網絡，打算收購更多大宗散貨河港，以收相得益彰之效。預期本集團將調撥大量資源以配合本集團此項新的核心業務方針。

為突顯本集團新業務焦點，待取得股東在應屆股東週年大會之批准後，本公司將易名為「PYI Corporation Limited」；及採納「保華集團有限公司」為供識別用途之中文名稱。

董事局為提高其獨立自主性亦已展開革新。於二零零五年七月二十二日，陳國強博士卸任主席一職，並由本人繼任，而陳佛恩先生則卸任董事總經理一職，並由劉高原先生繼任。三名現任執行董事(分別為陳佛恩先生、周美華女士及張漢傑先生)及一名非執行董事(張定球先生)將於本公司應屆股東週年大會上退任，惟彼等均已知會董事局彼等無意尋求亦不會膺選連任。

作為新任主席，本人肩負首要任務乃為強化獨立管治之董事局及促使本集團與現行公司管治準則及標準接軌，而開展及落實進一步之相關措施。

企業管治不斷演進，需要努力不懈並及時回應有關規例及準則之演變與發展。我們將企業管治設定為首要使命之一，本集團正致力發展及維持與其同步成長的良好而合理之企業管治準則及標準。

本人謹藉此機會感謝陳國強博士及陳佛恩先生自一九九三年以來分別在主席及董事總經理崗位上對本公司之傑出領導，以及各位退任董事多年來一直對本公司作出之寶貴貢獻。本人亦謹此多謝過去一年來股東之支持，管理層及全體員工之竭誠服務，以及本集團客戶、顧問及業務夥伴鼎力相助。

主席
周明權博士 *OBE, JP*
謹啓

香港，二零零五年七月二十二日

董事局

周明權 *OBE, JP（主席）*
劉高原 *（副主席及董事總經理）*
陳佛恩
周美華
張漢傑
陳國強
張定球
郭少強
陳樹堅

秘書

黃麗堅

律師

許拔史密夫律師行 *（香港）*
齊伯禮律師行 *（香港）*
Conyers Dill & Pearman *（百慕達）*

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

中國銀行（香港）有限公司
中國建設銀行
香港上海滙豐銀行有限公司
法國巴黎銀行
中信嘉華銀行有限公司
星展銀行（香港）有限公司

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要營業地點

香港
九龍觀塘
鴻圖道51號
保華企業中心31樓
電話：(852) 2831 8338
傳真：(852) 2833 1030

股份過戶登記總處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

網址

http://www.pyitc.com

股份代號

香港聯交所	498
路透社	0498.HK
彭博	498 HK
ADR Level 1 Programme	PYCHY

	二零零五年 百萬港元	二零零四年 百萬港元	百分率 變動
營業額按業務分析			
樓宇建築	2,227.5	2,421.8	-8%
土木工程	683.6	463.4	+48%
專項工程	336.5	448.9	-25%
物業投資	69.0	48.4	+43%
庫務投資	271.3	–	不適用
合共	**3,588.0**	**3,382.5**	**+6%**

	二零零五年 百萬港元	二零零四年 百萬港元	百分率 變動
未計利息及税前盈利按業務分析			
樓宇建築	46.4	(35.0)	+233%
土木工程	15.3	(5.6)	+373%
專項工程	10.2	–	不適用
工程及基建	673.8	345.5	+95%
物業投資	22.9	14.9	+54%
庫務投資	8.2	–	不適用
	776.8	319.8	+143%
其他	(236.8)	(101.4)	-134%
合共	**540.0**	**218.4**	**+147%**

營業額按業務分析


庫務投資 7.6%
物業投資 1.9%
專項工程 9.4%
土木工程 19.0%
樓宇建築 62.1%

未計利息及税前盈利按業務分析


庫務投資 1.1%
物業投資 2.9%
工程及基建 86.7%
樓宇建築 6.0%
土木工程 2.0%
專項工程 1.3%

	二零零五年 百萬港元	二零零四年 百萬港元	百分率 變動
營業額			
本公司及附屬公司	3,588.0	3,382.5	+6%
未計利息及税前盈利(虧損)			
本公司及附屬公司	53.6	(77.2)	+169%
出售及攤薄聯營公司權益所致收益	519.9	152.8	+240%
攤佔聯營公司及共同控制機構	80.5	142.8	-44%
一家聯營公司權益之減值虧損	(182.0)	0.0	不適用
出售附屬公司部份權益之收益	68.0	0.0	不適用
未計利息及税前溢利總額	540.0	218.4	+147%
融資成本	(6.3)	(9.8)	-36%
税前溢利	533.7	208.6	+156%
税項	(11.8)	(45.7)	-74%
未計少數股東前溢利	521.9	162.9	+220%
少數股東權益	1.0	0.7	+43%
年度溢利	522.9	163.6	+220%
發行股份(百萬股)	1,369.2	1,345.2	+2%
每股資產淨值(港元)	2.32	2.06	+13%
每股盈利(港元)	0.386	0.146	+164%
每股股息(港元)	0.730	0.315	+132%
總資產	7,111.3	4,862.3	+46%
速動資產	3,726.8	2,131.5	+75%
流動資產淨值	2,073.3	895.3	+132%
股東資金	3,179.8	2,770.9	+15%
流動比率	2.07	1.59	+30%
速動比率	1.93	1.41	+37%
資本負債比率	0.26	0.20	+30%
長期負債/資本比率	0.17	0.19	-10%

營業額(十億港元)


10.8
5.3
3.6
3.4
3.6
01
02
03
04
05

總資產(十億港元)


6.2
6.2
4.9
4.9
7.1
01
02
03
04
05

資本負債比率


0.41
0.43
0.29
0.20
0.26
01
02
03
04
05

目　錄

PAUL Y.
ITC

保華德祥建築集團有限公司



2005年度年報